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Table of Contents
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 9, 2007.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KGen Power Corporation
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	20-8033747 (I.R.S. Employer Identification Number)

Four Oaks Place
1330 Post Oak Boulevard, Suite 1500
Houston, Texas 77056
(713) 979-1900
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

William R. Marlow, Esq.
KGen Power Corporation
Four Oaks Place
1330 Post Oak Boulevard, Suite 1500
Houston, Texas 77056
(713) 979-1906
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
 Douglas A. Tanner, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5505

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.01 per share	55,476,784	$16.50	$915,366,936	$28,101.76

(1)
Estimated solely for purpose of calculating the registration fee under Rule 457(a) under the Securities Act of 1933, as amended. No exchange or over-the-counter-market exists for the registrant's common stock; however, shares of the registrant's common stock issued to qualified institutional buyers, non-U.S. persons pursuant to Regulation S under the Securities Act and accredited investors in connection with its December 2006 exempt sale are eligible for the PORTAL Market®. The last sale of shares of the registrant's common stock that was eligible for PORTAL, of which the registrant is aware, occurred on October 29, 2007 at a price of $16.50.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 9, 2007

PROSPECTUS

KGen Power Corporation

55,476,784 Shares

Common Stock

        This prospectus relates solely to the resale of up to an aggregate of 55,476,784 shares of our common stock by the selling stockholders identified in this prospectus (which term as used herein includes their pledgees, donees, transferees or other successors-in-interest). The selling stockholders acquired the shares of common stock offered by this prospectus in private equity purchases. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

        The selling stockholders may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled "Plan of Distribution" beginning on page 84 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.

        We will not receive any of the proceeds from the sale of these shares by the selling stockholders. We have agreed to pay all expenses relating to registering the securities. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.

        Prior to the date of this prospectus, there has been no public market for our common stock. Because all of the shares being offered under this prospectus are being offered by selling stockholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. However, certain qualified institutional buyers of our common stock in our exempt sale of common stock, which closed in December 2006, have traded our common stock on the PORTAL® Market. The last trade of our common stock reported on The PORTAL® Market, of which we are aware, was reported on October 29, 2007 at a price of $16.50 per share. Future prices will likely vary from that price and these sales may not be indicative of prices at which our common stock will trade.

        We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol "KGEN." The listing is subject to approval of our application which we expect to receive upon the effectiveness of the registration statement which includes this prospectus.

        Investing in our common stock involves risks. You should read the section entitled "Risk Factors" beginning on page 9 for a discussion of certain risk factors that you should consider before investing in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2007

Table of Contents

Industry and Market Data
Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Selected Historical Consolidated Financial Data
Unaudited Adjusted Pro Forma Consolidated Combined Statement of Operations
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Executive Compensation
Certain Transactions with Affiliates and Management
Security Ownership of Certain Beneficial Owners and Management
Selling Stockholders
Description of Capital Stock
Registration Rights
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Glossary of Power Terms
Index to Consolidated Financial Statements

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        Until                             (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDUSTRY AND MARKET DATA

        In this prospectus, we rely on and refer to information regarding market data obtained from internal surveys, market research, publicly available information and industry publications. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we believe the information is reliable, we have not independently verified it.

i

PROSPECTUS SUMMARY

        This summary contains selected information about our prospectus and us. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors" beginning on page 9 and the financial statements and the accompanying notes included elsewhere in this prospectus, as well as the other documents to which we refer you

        As used in this prospectus, unless the context otherwise requires or indicates, references to "KGen," "Company," "we," "our," and "us" refer to KGen Power Corporation and its subsidiaries and to the business of our predecessor KGen Partners LLC, or KGLLC, all of the equity interests of which we purchased on February 8, 2007 pursuant to a purchase agreement, or the KGLLC Purchase Agreement. KGen conducted no separate business operations prior to the closing under the KGLLC Purchase Agreement, or the Acquisition Closing. All references to fiscal year refer to our fiscal year ending June 30. We have provided definitions for some of the industry terms used in this prospectus in the "Glossary of Power Terms" beginning on page 87.

        We acquire, own and operate electric power generation plants and sell electricity and electrical generation capacity in the United States. We sell power and related products to wholesale purchasers such as retail electric providers, power trading organizations, municipal utilities, electric power cooperatives and other power generation companies. Our business strategy is to acquire, own and operate power generation facilities which have the potential for increases in earning power and asset value from the anticipated continuing recovery of the United States energy markets. Our existing portfolio of facilities consists of five operational and fully permitted power plants, or the Plants, located in the southeastern United States with state-of-the-art General Electric 7FA and 7EA gas turbines having an aggregate capacity of 3,030 megawatts, or MW. The Plants include four combined-cycle plants (Murray I, Murray II, Hot Spring and Hinds) and one simple-cycle plant (Sandersville). We acquired the Plants from an affiliate of MatlinPatterson Global Advisors LLC, or MatlinPatterson, on February 8, 2007. We plan to purchase additional power plants at prices which we determine to be a discount from their intrinsic, replacement, locational or operational values.

KGen Plants

Plant	Location	Turbines	Heat Rate(1)	Total Capacity (MW)(2)	Commercial Operation Date
Combined-Cycle Plants
Murray I	Murray County, Georgia	7FA	7,250	630	June 2002
Murray II	Murray County, Georgia	7FA	7,250	620	June 2002
Hot Spring	Hot Spring County, Arkansas	7FA	7,150	620	June 2002
Hinds	Jackson, Mississippi	7FA	7,000	520	May 2001
Simple-Cycle Plant
Sandersville	Washington County, Georgia	7EA	12,150	640	June 2002

Total				3,030

(1)
Approximate heat rate at full load summer operation without supplemental firing.
(2)
Nominal operating capacity.

        Although our operations commenced with our acquisition of the Plants on February 8, 2007, the Plants' operations continued, without interruption, in the same manner and with substantially all of the same management, including our Chief Executive Officer, upon transfer from our predecessor.

        The Plants are located in the southeastern United States. Under the current market conditions in the southeastern United States region, where regional utilities control the dispatching order, our combined-cycle facilities' annual capacity factors have historically ranged between 10% and 35%. We expect the electric power market in the southeastern United States region to return to equilibrium in the 2010-2014 timeframe as the electricity demand growth in the region continues. We believe this demand growth and the advent of more transparent and economic dispatch of regional system assets should result in increasing capacity demand, dispatch profile and improved profitability for the Plants.

        Four of our Plants operate as merchant power providers. The remaining plant, the Murray I combined-cycle plant, benefits from a fixed-price long-term power purchase agreement, or the GPC PPA, for all of its 630 MW of capacity with Georgia Power, a subsidiary of The Southern Company. The GPC PPA, which continues through May 2012, provides for fixed capacity payments, which have provided stable cash flow since June 2005. In addition to their energy value, the Plants have system stability value to the local utilities operating the transmission grid.

Our Competitive Strengths

        We believe that the following competitive strengths will enable us to capitalize on the value of our existing Plants and on growth opportunities in the recovering U.S. electric energy markets:

  •
  Attractively valued assets in a recovering market The Plants are well positioned to take advantage of the expected continuing recovery of the power generation business in the Southeast Electric Reliability Council Reliability Corporation, or SERC, where reserve margins are expected to improve from their current levels of approximately 30% to 60% to equilibrium levels of approximately 15% to 20% over the next three to eight years. We believe our combined-cycle assets are well positioned in the regional supply mix to meet increases in demand that require more capacity, primarily because they operate at a relatively low marginal cost and are often preferred as clean sources of natural gas-fired generation. The Plants are located near growing load centers within SERC and have transmission access to other regions outside of SERC that are currently near tight supply conditions, for example the Pennsylvania-New Jersey-Maryland ISO, or PJM, the Midwest ISO, or MISO, and the Virginia-Carolinas Area, or VACAR, and the Tennessee Valley Authority, or TVA, sub-regions of SERC.

  •
  Experienced management and efficient platform Our executive management team has extensive experience in the electric power generation industry. Our Chief Executive Officer, Gerald Lindner, has previously held senior executive management and operating positions at Fluor Corporation, GE Power Systems and Hadson Power Systems/LG&E, a leading developer and owner of independent power projects. The experience of our senior management, together with our ability to leverage this experience through outsourcing certain operating, maintenance and marketing arrangements, provides us with an efficient platform from which to make accretive power asset acquisitions with limited overhead cost.

  •
  Strong financial position As of June 30, 2007, we had a funded long-term debt to equity ratio of 28.0% and $90.3 million of cash and cash equivalents. We do not have legacy restructuring and capital structure concerns that many other merchant independent power producers have. We believe that our shares, which represent equity of a pure independent power producer, will be an attractive acquisition currency to sellers of power generation assets.

  •
  Modern, well-maintained generation plants The Plants began operations between May 2001 and June 2002. Since inception our combined-cycle Plants have been maintained pursuant to long-term service agreements, or LTSAs, with General Electric International, or GEI, an affiliate of the General Electric Company, or GE. Average availability at the Plants was 90.0% for the period from February 7, 2007 to June 30, 2007. The Plants are operational and have all required permits, transmission interconnections and gas transportation access. In addition, the use of standardized equipment in the Plants creates economies of scale with respect to operations and maintenance, spare parts and capital equipment inventory.

  •
  Scale, from outsourcing strategy We outsource a number of activities to gain greater economies of scale. Our combined-cycle plants are under LTSAs with GEI to provide scheduled and unscheduled maintenance for the gas turbines, steam turbines, and control systems which are key components of the Plants. Duke Energy Generation Services, or DEGS, operates and maintains the Plants and provides other associated essential services such as compliance with environmental, health and safety standards and technical support to enhance reliability and performance. Fortis Energy Marketing & Trading GP, or Fortis, sells our capacity and energy to the market based on a strict set of criteria established by us using their existing credit strength, gas desk and back office to make and track power and gas transactions. Finally, Sequent Energy Management, L.P., or Sequent, a subsidiary of AGL Resources Inc., supplies and manages gas for the Murray I Plant, and is a leading fuel supply and asset management company in the SERC region.

Our Strategy

        We intend to use our current asset base as a platform to participate in acquisition opportunities during the anticipated continuing recovery of the electricity markets in the United States. Our strategy includes the following elements:

  •
  Acquire assets in the continuing industry consolidation We intend to acquire power generation facilities in power regions that meet our investment criteria, provide significant potential for asset value, revenue, cash flow and earnings growth and can benefit from enhanced operating efficiencies. Our analysis of opportunities will take into account the benefits of acquiring a critical mass of assets in a region from energy management, operations and capital structure that can improve the facilities' overall performance to help meet our return requirements. We currently expect to maintain our outsourcing approach to enhance the scalability of our operations in the event of such acquisitions.

  •
  Execute a disciplined and opportunistic dispatch strategy We plan to sell energy and capacity into markets when pricing is most attractive. We currently sell and deliver our energy primarily in the short-term, day-ahead or real-time markets to maintain our flexibility and to be able to participate in the anticipated continuing market recovery. Should the electricity prices increase to a level we deem attractive as a long-term price, we would consider entering into long-term agreements to sell power and capacity that may significantly increase the value of our asset portfolio or enhance our earnings growth.

  •
  Focus on operational efficiency and excellence We focus on maintaining and enhancing our plant availability and operational reliability to take advantage of market opportunities. We are committed to operating our Plants in a safe, reliable and environmentally-compliant manner. We maintain lean staffing at our corporate levels and outsource our energy marketing, gas supply, plant operations and maintenance to increase the economic efficiency of our operations and benefit from our providers' scale, experience and credibility. We seek to align the interests of our outsource providers through proper economic incentives contained in our contractual relationships.

Risks Affecting Us

        You should carefully consider all information in this prospectus. In particular, you should evaluate the specific risk factors relating to an investment in our common stock set forth in the section entitled "Risk Factors" on page 9.

Our Organization and Transactions under the KGLLC Purchase Agreement

        KGLLC was organized in 2004 and owned by investment funds controlled by MatlinPatterson and entities owned by members of KGLLC management. On December 4, 2006, KGen Power Corporation was incorporated as a Delaware corporation in order to enter into the KGLLC Purchase Agreement and effect the Acquisition Closing. On December 28, 2006, we completed a private offering, or Equity Offering, of 55,476,784 shares of our common stock (including shares subsequently sold pursuant to the exercise of an over allotment option) exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, for aggregate consideration of $777.9 million, or $14.00 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—Formation, Initial Offering of Our Common Stock and Acquisition."

        Pursuant to the KGLLC Purchase Agreement, we used the net proceeds of the private offering and borrowings under our new senior secured credit facility, or Credit Facility, to fund the purchase of all the member interests in KGLLC and to repay the existing credit facility of KGLLC. Except as otherwise specifically described, we exclude from the description of our business four plants owned by KGLLC, or the MP Assets, as they were not part of the assets acquired under the KGLLC Purchase Agreement.

        Set forth below is an organization chart reflecting our material subsidiaries.

        Our headquarters and principal executive offices are located at Four Oaks Place, 1330 Post Oak Blvd., Suite 1500, Houston, TX 77056-3010. Our telephone number is (713) 979-1900.

The Offering

Common stock being offered for resale to the public by the selling stockholders	55,476,784 shares.
Common stock outstanding and to be outstanding after this offering	55,950,689 shares.
Use of proceeds	We will not receive any proceeds from the resale of our common stock pursuant to this offering.
NASDAQ Capital Market symbol	KGEN
Dividend policy
We do not anticipate that we will pay cash dividends in the foreseeable future. Our Credit Facility restricts the ability of our subsidiaries to pay cash dividends to us which in effect restricts our ability to pay cash dividends to our stockholders.
Risk factors	For a discussion of factors you should consider in making an investment, see "Risk Factors."

Summary Historical Consolidated Financial Data

        KGen Power Corporation did not exist prior to December 4, 2006 and did not have operations until the acquisition of KGLLC on February 8, 2007. Therefore historical data from December 4, 2006 (Date of Inception) to June 30, 2007 is presented for KGen and was derived from the historical consolidated financial statements of KGen found elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2005, June 30, 2006 and February 7, 2007; and for the period from August 5, 2004 through June 30, 2005, the year ended June 30, 2006, and the period from July 1, 2006 to February 7, 2007, the Predecessor Financial Information, was derived from the historical consolidated financial statements of KGLLC found elsewhere in this prospectus. The balance sheet data as of June 30, 2005, however, was derived from the audited financial statements of KGLLC which are not found in this prospectus. You should read the following summary historical consolidated financial data in connection with the historical consolidated financial statements and related notes included elsewhere in this prospectus.

        The summary historical consolidated financial data for KGen and KGLLC shown below highlights information found elsewhere in this prospectus. The following summary historical data is not complete and may not contain all of the information that you should consider. KGLLC's historic results are not representative of our ongoing results since KGLLC's results prior to our acquisition included several entities which we did not acquire in the Acquisition Closing and we effected a substantial refinancing and reduction of indebtedness in connection with the Acquisition Closing. You should read the entire prospectus carefully, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data," and the consolidated financial statements and notes thereto of KGen and KGLLC included elsewhere in this prospectus.

	Predecessor Financial Information			KGen
	Period from August 5, 2004 through June 30, 2005	Year Ended June 30, 2006	Period from July 1, 2006 to February 7, 2007	Period from December 4, 2006 (Date of Inception) to June 30, 2007
Operating Results Data:
Revenues:
Energy sales	$75,026	$264,576	$141,080	$87,396
Capacity sales	16,511	51,688	34,501	15,737

Total revenues	91,537	316,264	175,581	103,133
Operating expenses:
Cost of fuel	67,208	222,325	115,076	78,127
Depreciation	12,956	12,895	7,614	9,164
Selling, general and administrative	13,613	14,247	10,436	11,777
Other	52,730	45,374	27,449	20,181

Total operating expenses	146,507	294,841	160,575	119,249

Operating profit (loss)	(54,970)	21,423	15,006	(16,116)
Interest expense	(36,691)	(43,762)	(30,231)	(7,153)
Other income (expenses), net, excluding interest expense(1)	(40,414)	7,033	107,301	630

Net income (loss) before taxes(2)	$(132,075)	$(15,306)	$92,076	$(22,639)
Income tax benefit(2)	N/A	N/A	N/A	3,602

Net income (loss) after taxes	$(132,075)	$(15,306)	$92,076	$(19,037)

Net loss per share-basic and diluted(3)	N/A	N/A	N/A	$(0.39)
Weighted average shares outstanding—basic and diluted(3)	N/A	N/A	N/A	48,603

	Predecessor Financial Information			KGen
	June 30, 2005	June 30, 2006	February 7, 2007	June 30, 2007
Balance Sheet Data (period end):
Cash and cash equivalents:	$42,939	$27,497	$126,855	$90,315
Restricted cash and cash equivalents	16,609	21,793	22,548	40,205
Total property, plant and equipment, net	422,781	324,799	336,935	693,295
Total assets	566,956	546,356	560,211	948,767
Total current liabilities	29,234	19,803	12,492	20,589
Long-term debt, non-current portion	473,501	479,342	409,327	197,000
Stockholders'/Members' equity	42,925	27,619	119,695	711,741

(1)
The period from August 5, 2004 through June 30, 2005, includes $33.1 million of debt extinguishment loss. The year ended June 30, 2006 and the period from July 1, 2006 through February 7, 2007 includes $11.4 million and $110.1 million of gain on sale of assets.
(2)
Our predecessor was a limited liability company, and as such, for federal and state income tax purposes was treated as a partnership. The taxable income or loss of our predecessor is ultimately included as part of the taxable income for each of the members, as disclosed in Note 2 to our predecessor's consolidated financial statements as of June 30, 2005 and 2006 and as of February 7, 2007 and for the period from August 5, 2005 through June 30, 2005, the year ended June 30, 2006 and the period from July 1, 2006 through February 7, 2007.
(3)
KGen Power Corporation was formed on December 4, 2006. As our predecessor was a partnership, there is no common stock issuance to account for in the predecessor periods.

Summary Unaudited Adjusted Pro Forma Consolidated Combined Statement of Operations

        The acquisition of KGLLC was consummated on February 8, 2007. Accordingly, the consolidated balance sheet included elsewhere in this prospectus reflects the financial position of the Company at June 30, 2007. The following summary unaudited adjusted pro forma consolidated combined statement of operations was derived from the historical consolidated financial statements of KGen and KGLLC found elsewhere in this prospectus, including the unaudited pro forma adjustments necessary to reflect the effects of the borrowings under the Credit Facility, the acquisition of KGLLC and the Equity Offering as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—Formation, Initial Offering of Our Common Stock and Acquisition" as though these transactions had occurred at July 1, 2005. Further, the unaudited adjusted pro forma consolidated combined statement of operations reflects the removal of the historical operating results associated with the MP Assets due to the significance of such historical financial information to the overall presentation and because the MP Assets were not acquired by KGen, as described in the KGLLC Purchase Agreement. You should read the following summary unaudited adjusted pro forma consolidated combined statement of operations in connection with the historical consolidated financial statements and related notes, and the consolidated pro forma results of operations and related reconciliation and adjustments included elsewhere in this prospectus. The unaudited pro forma adjustments are based upon available information and certain assumptions, which the Company believes are reasonable and expects to have a continuing impact on the results of operations. The summary unaudited adjusted pro forma consolidated combined statement of operations is provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had these transactions occurred on the dates indicated and is not necessarily indicative of the results of operations for any future period.

        The summary unaudited adjusted pro forma consolidated combined statement of operations for the Company shown below highlights information found elsewhere in this prospectus. The following summary data is not complete and may not contain all of the information that you should consider. You should read the entire prospectus carefully, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data," "Unaudited Adjusted Pro Forma Consolidated Combined Statement of Operations" and the consolidated financial statements and notes thereto of KGLLC included elsewhere in this prospectus.

	Pro Forma
	Year Ended June 30, 2006	Year Ended June 30, 2007
	(in thousands, except per share data)
Operating Results Data:
Revenues:
Energy sales	$259,181	$225,193
Capacity sales	51,787	50,039

Total revenues	310,968	275,232
Operating expenses:
Cost of fuel	222,325	193,203
Depreciation	22,802	22,802
Selling, general and administrative	18,535	20,666
Other	41,931	46,108

Total operating expenses	305,593	282,779

Operating profit	5,375	(7,547)
Interest expense	(16,882)	(17,637)
Other expenses, net, excluding interest expense	2,042	462

Net loss before taxes	$(9,465)	$(24,722)
Income tax benefit	—	—

Net loss after taxes	$(9,465)	$(24,722)

Net loss per share—basic and diluted	$(0.17)	$(0.44)
Weighted average shares outstanding—basic and diluted	55,942	55,942

RISK FACTORS

        The purchase of our common stock involves significant investment risks. You should carefully consider the risks set forth below, as well as other information contained in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually materializes, then our business, financial condition and results of operations may suffer. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment. You should read the section entitled "Forward-Looking Statements" immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Industry

The operation of power generation plants involves significant risks that could result in unplanned power outages or reduced output, which would adversely affect our results of operations, financial condition or cash flows.

        We are subject to significant risks associated with operating power generation plants, any of which could adversely affect our revenues, costs, results of operations, financial condition or cash flows. These risks include:

  •
  operating performance below expected levels of output or efficiency;

  •
  failure of equipment or processes, operator or maintenance errors or other events resulting in power outages or reduced output;

  •
  availability of fuel and fuel transportation;

  •
  disruptions in the transmission or distribution of power; and

  •
  catastrophic events such as fires, hurricanes, explosions, floods, droughts, tornados, lightning strikes, terrorist attacks or other similar occurrences to our facilities or to facilities upon which we depend.

        Unplanned outages of generation units, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses. In addition, an unplanned outage may reduce our revenues as a result of selling fewer megawatt hours or require us to incur significant additional costs as a result of running one of our higher cost units or obtaining replacement power from third parties in the open market to satisfy our power sales obligations. In particular, at times we have substituted power generated by our Sandersville and Murray II plants at significantly lower margins for power from Murray I that is supplied under the GPC PPA when Murray I has had an unplanned outage. In cases other than Murray II, Georgia Power must agree to the replacement transmission delivery point. If Georgia Power does not approve the alternate delivery point, the revenues paid to us under the GPC PPA may be reduced. As a result, if any one unit were to experience an unexpected failure or unplanned outage, especially during our peak summer season, it may have a material adverse effect on our revenues from operations or our costs of operations.

        The cost of repairing damage to the Plants due to storms, lightning strikes, natural disasters and other catastrophic events may adversely affect our results of operations, financial condition or cash flows. The energy industry in the southeastern United States was affected by hurricanes Rita and Katrina leaving severe damage to parts of the natural gas and electricity infrastructure in the SERC region. These events and future events of this kind could damage the Plants and disrupt our fuel supply and transmission capability. Such events could also result in adverse changes in the insurance markets or other operating costs and disruptions of power and fuel markets. In addition, our power generation plants, fuel supply, fuel transport and transmission capability could be directly or indirectly harmed by future terrorist activity or acts of war. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could result in increased securities and insurance costs, adversely affect the U.S. economy or otherwise impact our results of operations and financial condition in unpredictable ways.

Our operations are subject to hazards customary to the power generation industry. We may not have adequate insurance to cover all of these hazards.

        Power generation involves hazardous activities, including acquiring, transporting and unloading fuel, operating large pieces of rotating equipment and delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning strikes, hurricane and wind, other hazards, such as fire, explosion, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate, but we cannot assure you that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. A successful claim for which we are not fully insured could hurt our financial results and materially harm our financial condition. Further, due to rising insurance costs and changes in the insurance markets, we cannot assure you that insurance coverage will continue to be available at all or at rates or on terms similar to those presently available to us. Any losses not covered by insurance could have a material adverse effect on our financial condition, results of operations or cash flows.

Our revenues and results of operations from the sale of electric power and generation capacity may be adversely impacted by market risks that are beyond our control.

        We have not sought FERC approval to sell electric energy and capacity from our generation facilities at cost-based rates. Rather, we sell electric generation capacity and energy on a merchant basis to wholesale purchasers at prices determined by the market. As a result, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations depend upon current and forward market prices for power. Unlike most other commodities, large quantities of electricity cannot be economically stored and therefore must be produced concurrently with its use. As a result, wholesale power markets are subject to significant price volatility from supply and demand imbalances, especially in the day-ahead and spot markets. Long-term and short-term power prices may also fluctuate substantially due to other factors outside of our control, including:

  •
  oversupply or undersupply of generation capacity;

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  changes in power transmission or fuel transportation capacity constraints or inefficiencies;

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  electric supply disruptions, including plant outages and transmission disruptions;

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  seasonality;

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  demand changes due to changes in the macro-economic environment;

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  weather conditions;

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  availability and market prices for natural gas;

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  changes in demand for power or patterns of power usage;

  •
  additional supplies of power from existing competitors or new market entrants as a result of the development of new generation plants, expansion of existing plants, the revitalization of non-operating plants or additional transmission capacity;

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  development of new fuels and new technologies for the production of power;

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  availability of competitively priced alternative power sources;

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  changes in the relationship between the prices of natural gas and coal;

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  natural disasters, wars, embargoes, terrorist attacks and other catastrophic events;

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  regulations and actions of regulatory bodies; and

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  federal and state power market and environmental regulation and legislation.

Our business is subject to substantial governmental regulation and may be adversely affected by liability under, or any future inability to comply with, existing or future regulations or requirements.

        Our business is subject to extensive federal, state and local laws and regulation. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability. The Energy Policy Act of 2005, or EPAct, is likely to have several long-term impacts on the energy sector. Among the impacts are strong financial incentives for investment in transmission and generation, federal pre-eminence over state authority, which may remove some obstacles to improved transmission, and changes to the Public Utility Regulatory Policies Act of 1978, or PURPA, which increase the importance of analyzing economic viability of certain merchant generation projects. Many of the provisions of the EPAct require implementation by FERC. FERC has not completed all of its rulemakings and certain of its regulations may face requests for rehearing, appeals or litigation. The effects on our business are uncertain and could adversely affect our business and financial results.

        We are also affected by changes to market rules, tariffs, changes in market structures, changes in administrative fee allocations and changes in market bidding rules. Although the Plants are not currently located within an Independent System Operator, or ISO, or Regional Transmission Operator, or RTO, we may in the future be subject to an ISO or RTO and we may sell some of our energy into ISOs or RTOs. The ISOs or RTOs that oversee most of the wholesale power markets impose, and in the future may continue to impose, price limitations, offer caps and other mechanisms to address some of the volatility and the potential exercise of market power in these markets. These types of price limitations and other regulatory mechanisms may adversely affect the profitability of our generation facilities that sell energy and capacity into the wholesale power markets. In addition, the regulatory and legislative changes that have recently been enacted at the federal level and in a number of states in an effort to promote competition are novel and untested in many respects. These new approaches to the sale of electric power have very short operating histories, and it is not yet clear how they will operate in times of market stress or pressure, given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by ISOs or RTOs. Additionally, Entergy Services, on behalf of various affiliated operating companies, has established the Independent Coordinator of Transmission, or ICT, to oversee its transmission system. The establishment of ICT is largely seen as a step towards improving transparency in granting transmission and non-discriminatory transmission access to Entergy Services' system. However, the introduction of the ICT into the Entergy sub-region may have a materially different impact from the impact of an ISO or RTO and may not be beneficial and therefore could have a material adverse effect on our operating results.

We are subject to environmental laws and regulations that impose extensive and increasingly stringent requirements and liabilities on our operations that could adversely impact our results of operations, financial condition and cash flows.

        Our business is subject to the environmental laws and regulations of federal, state and local authorities. We must comply with these laws and regulations and obtain numerous governmental permits and approvals to operate our power projects. If we fail to comply with environmental requirements applicable to our operations, we could be subject to administrative, civil and/or criminal liability and fines, and regulatory agencies could take other actions to limit or curtail our operations. We are also subject to liability for environmental contamination at our operating facilities or third-party locations where our operations have sent wastes. In addition, new environmental requirements that take effect or changes to or reinterpretation of existing environmental requirements or enforcement policies could adversely affect our business, results of operations, financial condition and cash flows. See "Business—Regulatory Matters—Environmental Regulation."

Competition in wholesale power markets may have a material adverse effect on our results of operations, cash flows and the market value of our assets.

        We have numerous competitors in all aspects of our business, and additional competitors may enter the industry.

        Other companies with which we compete may have greater liquidity, access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, longer standing relationships with customers, greater potential for profitability from ancillary services or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do.

        Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or to devote greater resources to the construction, expansion or refurbishment of their power generation facilities than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share.

        Our competitors include the power generation capabilities of Entergy Services, The Southern Company and TVA, utilities that have historically dominated their respective geographic regions in SERC and that have significant influence over the markets in which we compete and over the state regulatory bodies that regulate them. These utilities have the ability to charge rates based upon their cost of generation and thus may be able to dispatch their generation facilities instead of purchasing energy from merchant generators even though the price charged by the merchant generators may be lower than the utilities' cost of generation. Entergy Services has purchased merchant generation facilities and placed such facilities into its rate base. These purchases and any similar purchases in the future may significantly reduce the demand for energy and capacity from the Plants. In addition, Entergy Services and The Southern Company are also our principal customers. There can be no assurance that we will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on our business, financial condition, results of operations and cash flow.

Changes in technology may impair the value of the Plants.

        Research and development activities are ongoing to provide alternative and more efficient technologies to produce power, including fuel cells, clean coal and coal gasification, micro-turbines, photovoltaic (solar) cells and improvements in traditional technologies and equipment, such as more efficient gas turbines, cleaner and safer nuclear or coal power plants, and coal-fired integrated gasification combined-cycle power plants, among others. Advances in these or other technologies could reduce the costs of power production to a level below what we have currently forecasted, which could adversely affect our revenues, results of operations or competitive position. Improvements in transmission technology may reduce transmission constraints but may also improve access of competitors to our markets. Renewable resource technologies receive assistance in commercial implementation through regulatory requirements, subsidies and tax incentives that may adversely affect demand for the output of the Plants and their values.

Risks Related to Our Business

Most of the Plants operate without long-term power purchase agreements and if we are unable to find purchasers for our power or capacity or to find purchasers at attractive pricing, it would have a material adverse effect on our financial condition and cash flows.

        Four of the Plants operate on a merchant basis without long-term power purchase agreements, and therefore are exposed to significant price volatility from the supply and demand imbalances in the day-ahead and spot markets. Without the benefit of long-term power purchase agreements for these assets, we cannot be sure that we will be able to sell any or all of the capacity available or power generated by these plants at commercially attractive rates or that these plants will be able to generate revenues or operate profitably. If long-term power purchase agreements at attractive prices become available, we may not have sufficient credit standing to take advantage of such opportunities.

Revenue may be reduced significantly upon expiration or termination of the GPC PPA.

        Our current portfolio of plants is subject to only one long-term contract—the GPC PPA at the Murray I plant. The GPC PPA generates a substantial portion of our operating margin. The pricing of the GPC PPA exceeds current pricing structures for comparable facilities in our markets. The GPC PPA expires in May 2012 and contains termination provisions standard to contracts in our industry such as performance or payment default or prolonged events of force majeure. If we are not able to enter into an agreement or agreements with Georgia Power or other third parties with respect to the Murray I plant on similarly favorable terms to the GPC PPA upon its termination or expiration, it may have a material adverse effect on our results of operations, financial condition and cash flows.

The anticipated development of nuclear and coal-fired generation facilities within the SERC region and the resulting production of electricity with lower marginal costs may adversely affect our revenues, results of operations, cash flow or competitive position.

        Nuclear and coal-fired generation facilities, which are generally used as base load power sources in an electric energy grid, have lower fuel costs and as a result have lower marginal costs of power production as compared to our combined-cycle facilities, which are generally used in load-following roles, and our simple-cycle plant, which is generally used as a peaking power source. In the southeastern United States region, more coal-fired capacity is currently under construction or development, some of which are projected to be operational by 2009. While a significant portion of this base load capacity will not be available in the near term, the expected increase in base load capacity could lower demand for load-following and peaker plants such as ours, which could adversely impact our revenues, results of operations and cash flow. Several utilities in the southeastern United States region have announced that they are considering the commissioning of new nuclear generation facilities. Although no firm commitments have been made, the construction of new nuclear generation facilities may have a similar impact on the markets as new base load coal-fired generation facilities.

We rely on power transmission facilities that we do not own or control and are subject to transmission constraints within our core regions. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver wholesale electric power to our customers and we may either incur additional costs or forego revenues.

        We depend on transmission facilities owned and operated by others to deliver the wholesale power we sell from the Plants to our customers. The Southern Company and Entergy Services control the transmission infrastructure in our primary regions of operations within SERC.

        Additionally, if transmission is unavailable or disrupted, or if the transmission capacity infrastructure is inadequate, our ability to sell and deliver wholesale power may be adversely impacted. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

Our costs, results of operations, financial condition and cash flows could be adversely impacted by disruption of our fuel supplies.

        We rely on natural gas to fuel the Plants. Delivery of fuel to the Plants is dependent upon the continuing financial viability of contractual counterparties as well as upon the infrastructure (particularly natural gas pipelines) available to serve each plant. As a result, we are subject to the risks of disruptions or curtailments in the production of power at the Plants if a counterparty fails to perform or if there is a disruption in the fuel delivery infrastructure.

        We buy significant amounts of fuel on a short-term or spot market basis. Prices for our fuel fluctuate, sometimes rising or falling significantly over a short period. The price we can obtain for the sale of electric energy may not rise at the same rate, or may not rise at all, to match a rise in fuel or fuel delivery costs. This may have a material adverse effect on our financial performance. Changes in market prices for natural gas may result from the following:

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  weather conditions;

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  seasonality;

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  demand for energy commodities and general economic conditions;

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  disruption of gas transportation, infrastructure or other constraints or inefficiencies;

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  changes in FERC-approved gas transport tariff rates;

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  additional generation capacity;

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  outages resulting from maintenance;

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  availability of competitively priced alternative energy sources;

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  availability and levels of storage and inventory for fuel stocks;

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  natural gas production levels;

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  the creditworthiness or bankruptcy or other financial distress of market participants;

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  changes in market liquidity;

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  natural disasters, wars, embargoes, acts of terrorism and other catastrophic events; and

  •
  federal, state and foreign governmental regulation and legislation.

        We obtain supplies of natural gas through firm and interruptible pipeline transport agreements. The transport prices we pay are regulated under tariffs approved by FERC. Certain tariffs apply to gas supplies taken over a fixed period of time. As the Plants are generally dispatched intermittently, we do not need gas at a steady rate over a long period of time but in compressed periods. Unless the gas transporter has flexible operations or cooperates with us, a requirement to take a minimum amount of gas over an extended period or face penalties related to the pressure in the pipeline and other contract requirements can make it uneconomical to operate a plant under certain conditions. In particular, we obtain natural gas for our Hot Spring plant through CenterPoint, which has enforced its tariffs from time to time in a manner that has resulted in us not dispatching the Hot Spring plant even when such could be done at a positive margin. Failure to adopt flexible pipeline operations that recognize the needs of modern energy grids and merchant generation facilities could have an adverse affect on our revenues, results of operations and cash flows.

We depend on having sufficient water supply for our Plants.

        Water is an important input for our Plants. We believe we have sufficient water even in light of the current drought situation in the southeastern part of the U.S. However, if we lost access to our current sources of water, our operations would be materially adversely affected.

Failure to achieve favorable operating results could have an effect on our financial condition.

        Our inability to operate the Plants efficiently, manage capital expenditures and costs, and generate earnings and cash flow from our asset-based businesses in relation to our debt and other obligations could have a material adverse effect on our results of operations, financial condition or cash flows.

We depend on our management for our future success.

        Our future success in operating the Plants and in acquiring new power assets is largely dependent on the skills, experience and efforts of our senior management and certain key personnel with critical skills. While our Chief Executive Officer, Gerald Lindner, and certain other members of our management are subject to employment agreements, these employment agreements may be terminated at will by the employees and the loss of the services of any such individual or other key personnel could have a material adverse impact upon on our business and results of operations.

Our operations have not been profitable and if we are unable to generate net income, the price of our common stock will be adversely affected.

        For the period from December 4, 2006 (Date of Inception) to June 30, 2007, we had losses of $22.6 million before income taxes. We expect to continue to operate in a difficult merchant power market in the SERC region in the near term.

We have only two significant customers with which we have a direct contractual relationship for our power so our credit risk is concentrated. If either customer were to experience financial difficulties, we could be subject to a material and adverse effect on our financial condition and results of operations.

        Our only two significant customers with which we currently have a direct contractual relationship are Georgia Power and Fortis. We benefit from Fortis' credit through back-to-back sales of merchant power and capacity to our ultimate customers (of which Entergy Services and The Southern Company represent over 75% of such merchant sales). Changes in economic, regulatory or other factors could have a significant effect on these customers or our contractual relationships. If either Fortis or Georgia Power failed to pay us or were delayed in their payments under our contracts, we would be adversely affected to the extent that we were unable to find other customers at the same level of contract profitability.

Acts of terrorism and compliance with anti-terrorism requirements could have a material adverse effect on our business, financial condition, and operating results.

        Our generation facilities and the facilities of third parties adjacent to our facilities or on which our facilities rely may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities' ability to generate, transmit, transport or distribute electricity, natural gas or fuel oil. Our insurance may not be sufficient to cover any such losses in full or at all. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Any such events or disruptions could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on our business, financial condition and operating results. In addition, we are required to comply with various anti-terrorism regulations and requirements, most of which require additional expenditures by us, for security and otherwise. Any material increase in the requirements of these regulations, or in the security that we feel we need to provide at our facilities, will result in increased costs, which will adversely affect our operating results.

We have identified significant deficiencies in internal controls over our financial reporting and, in the past, our predecessor identified material weaknesses in its internal controls over financial reporting. We have succeeded to our predecessor's internal controls and our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future and on our access to the capital markets.

        Although we are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we intend to register re-sales of our common stock with the Securities and Exchange Commission, or SEC, and become a public company pursuant to the registration rights agreement that was entered into with our initial share issuance in December 2006. Under the current rules of the SEC, we will be required to document and test our internal control over financial reporting so that our management can certify as to the effectiveness of our internal control over financial reporting and our independent auditors can render an opinion on management's assessment. During the preparation of our predecessor's fiscal year 2006 financial statements, material weaknesses were identified pertaining to (a) internal controls over supervisory and management review sufficient to detect errors in initiation, recording, processing and reporting of financial data, (b) the absence of a process or formal policy in place to provide supervisory review or approval of procedures for recognition of month-end accrued liabilities and (c) the absence of a process or formal policy, supervisory review or approval procedures for recognition and valuation of derivative instruments. We have succeeded to our predecessor's internal controls and have the same employees working on our control systems. During the preparation of our fiscal year 2007 financial statements, we continued to identify significant deficiencies in our internal controls over financial reporting. To date we have not had a separate audit committee. In connection with this offering, we intend to form an audit committee but we have yet to adopt a charter for such a committee or select its members. In the event we are unable to form an audit committee or it is unable to act effectively, we may have a material weakness in our internal controls.

        Although we intend to take measures to remediate the deficiencies or weaknesses, including building out our accounting department with additional personnel, these remediation steps and others we may undertake in the future may not be effective in successfully remediating these deficiencies or weaknesses or in preventing or identifying the same or additional material deficiencies or weaknesses in our internal control over financial reporting in the future. In addition, even if we are successful in identifying the same or additional deficiencies or weaknesses in the future, we may not successfully remediate such deficiencies or weaknesses quickly or at all. Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report weaknesses or other deficiencies in our internal control over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If our management or our independent registered public accounting firm were to conclude that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the value of our shares of common stock could be adversely impacted. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future and on our access to the capital markets. In addition, in connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel will need to devote a substantial amount of time, and may need to hire additional accounting and financial staff, to seek to comply with these requirements. Moreover, we will continue to operate at a relatively small staffing level. Our control procedures have been designed with this staffing level in mind; however, they are highly dependent on each individual's performance of controls in the required manner. The loss of accounting personnel, particularly our chief financial officer or our chief accounting officer and controller, would adversely impact the effectiveness of our control environment and our internal controls, including our internal control over financial reporting.

Risks Related to Our Strategy

A key element of our strategy is to seek attractive acquisitions of power assets that can benefit us if the U.S. electricity markets continue to improve. Future acquisition activities may have adverse effects on our results of operations and the price of our shares.

        We plan to purchase additional power plants at prices which we determine to be at appropriate discounts from their intrinsic, replacement, locational or operational values. However, we may not be able to identify acquisition opportunities which meet these criteria or successfully compete with other entities for the acquisition of these assets. The acquisition of power generation companies and assets is subject to significant competition. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, and we may be unsuccessful in our bids for, or at the auction of, such assets.

        In connection with future acquisitions, we would expect to borrow funds on a secured basis to effect the acquisitions. Such borrowings could be substantial and could increase our leverage and the risk of default if our cash flows from acquisitions do not meet our expectations. In the event of a default on any such borrowings or on our Credit Facility, our lenders may foreclose upon the assets securing the related indebtedness.

        Additionally, we may be unable to arrange financing for an acquisition in the amount required or on the terms desired. Our access to capital and our ability to arrange financing may be limited by factors such as:

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  general economic and capital market conditions;

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  conditions in energy markets;

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  credit availability from banks or other lenders for us and our industry peers;

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  investor confidence in the industry;

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  the operation of the Plants or prospective plants to be acquired;

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  our financial performance;

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  our levels of indebtedness;

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  our credit ratings;

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  provisions of tax and securities laws that are not conducive to raising capital; and

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  in particular, due to the recent instability in the credit markets during the summer of 2007, the availability of future debt financing, whose significant impairment may limit our ability to grow.

        Acquisitions are also subject to substantial risks, including the failure to identify material problems during due diligence and the risk of improperly assessing the value of the assets. In addition, financing of future acquisitions may require the pledging of our existing assets as collateral. This would expose our existing assets to losses in the event an acquisition does not perform as expected. The integration and consolidation of acquisitions require substantial human, financial and other resources and, ultimately, our acquisitions may not be successfully integrated and the full operational value of the assets may go unrealized. Finally, our strategy is premised on a continuing improvement in the electricity markets and declines in reserve margins. A general or regional slowing of economic development and demand for power or increases in built capacity or other external factors could cause electricity markets not to improve. There can be no assurances that any future acquisitions will perform as expected or that the returns from such acquisitions will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

        In addition, significant termination or break fees may be payable in connection with transactions not consummated. Pursuing potential acquisition targets is a costly endeavor due to among other things third-party advisor fees associated with due diligence and documentation. Payment of these costs may reduce our cash balance and overall liquidity.

We rely extensively on third-party service providers for the operation and maintenance of the Plants and for certain marketing of our electricity, and if such service providers cease to perform such services or fail to perform such services adequately, it could adversely affect our results of operations and cash flows.

        We currently have few employees of our own and are dependent on contractual arrangements with third parties for the operation and maintenance of the Plants. All of the Plants are operated by DEGS under operating and maintenance agreements. In addition, GEI provides maintenance services to our combined-cycle plants under LTSAs. Fortis acts as commercial marketer for the power produced by four of the Plants other than the Murray I plant. Currently, Fortis and Sequent provide significant credit to us which allows us to transact without providing additional financial collateral. In the event that their credit policies toward us change or these agreements terminate, we may be unable to obtain an agreement with another energy service provider on similarly favorable terms and this could have a significant impact on our ability to procure fuel and meet our power generation targets. While we believe that such contractual arrangements allow us to leverage our management team and have allowed us to operate more effectively and efficiently, in the event we have a significant disagreement with DEGS, GEI, Sequent or Fortis that interrupts one of their services or one of them experiences financial difficulties that adversely affect their ability to provide services, our results of operations, financial condition and cash flows may be adversely affected. In this regard, DEGS and Fortis both have the right to terminate their agreements with us at their convenience. In addition, although we seek to align our interests contractually, there may be conflicts of interest and one of these parties may take actions that are not in our best interests. We do not have the internal operating capability to perform the services that we outsource, and to develop such capabilities would be time consuming and expensive. As a result, we will depend on similar outsourcing arrangements to operate additional assets that we may acquire.

        In connection with the operations of the Plants, all energy management services, consisting of sales of power and procurement of fuel for the Plants, except for sales under the GPC PPA for Murray I and natural gas supply from Sequent for Murray I, is provided by Fortis. It is our intent that Fortis passes through the actual price of power and costs of fuel that it receives from its counterparties through mirroring back-to-back transactions and not make any additional revenues by inserting an additional margin on these transactions. However, not all transactions are totally transparent (particularly when sales or purchases are made to and from Fortis' own trading book), and although we have the ultimate authority for all transactions, the possibility exists that our future sales margins may be materially reduced by Fortis' pricing.

Uncertainty in the capital markets may adversely affect our ability to consummate transactions.

        To successfully implement the Company's stated acquisition strategy, we are dependent upon the availability of capital from both the equity and debt markets. Fluctuations in these markets may increase the cost and reduce the availability of capital, which could impair our ability to consummate acquisitions. Recent turmoil in the credit markets has spread from the subprime mortgage markets into the commercial lending markets. Currently, a number of bridge and mezzanine loans are being pulled from the markets, and pricing and availability of such financings have been affected. The equity markets are also going through a similar period of volatility wherein it could be difficult for us to issue additional equity at an attractive price. The scarcity and high cost of capital could affect our ability to execute our stated acquisition strategy.

Risks Related to an Investment in our Common Stock

An active market for our common stock may not develop and our stock price may fluctuate significantly. The market price and trading volume of our shares may be volatile and may be affected by market conditions beyond our control.

        We are a private company, and there is currently no public market for our common stock. Although we intend to apply to list our common stock on the NASDAQ Capital Market, we may not be able to achieve a listing, in which case our common stock will trade solely in the over-the-counter markets. As no current stockholder is obligated to sell any shares, volume of trading in our shares may be very limited. An active trading market may not develop or be sustained after this offering. The market price of our shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our shares may fluctuate and cause significant price variations to occur. If the market price of our shares declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. We cannot assure you that the market price of our shares will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our shares include:

  •
  variations in our quarterly operating results;

  •
  changes in electricity and gas prices;

  •
  failure to meet our earnings estimates;

  •
  publication of research reports about us, other companies in the energy industry or the failure of securities analysts to cover our shares in the future;

  •
  additions or departures of key management personnel;

  •
  adverse market reaction to any indebtedness we may incur or preferred or common shares we may issue in the future;

  •
  changes in market valuations of similar companies;

  •
  announcements by us or our competitors of significant contracts, acquisitions and dispositions;

  •
  speculation in the press or investment community;

  •
  changes or proposed changes in laws or regulations affecting the electricity generation or distribution industries or enforcement of these laws and regulations, or announcements relating to these matters;

  •
  general market, political and economic conditions and local conditions in the markets in which our Plants are located; and

  •
  other risks identified in this prospectus.

        The stock market from time to time experiences extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of our shares, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public trading volume of our shares are low.

Future sales of our common stock may cause our stock price to decline.

        Sales of substantial amounts of our common stock in the public market, including sales under this prospectus, or the perception that these sales may occur, could cause the market price of our common stock to decline, which could impair our ability to raise capital through the sale of additional common or preferred stock.

Stock sales and purchases by institutional investors or stockholders with significant holdings could have significant influence over our stock volatility and our corresponding ability to raise capital through debt or equity offerings.

        Because institutional investors have the ability to trade in large volumes of shares of our common stock, the price of our common stock could be subject to significant volatility, which could adversely affect the market price for our common stock as well as limit our ability to raise capital or issue additional equity in the future.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our shares adversely or if our operating results do not meet their expectations, the price of our common stock could decline.

        The trading market for our common stock will be influenced by the research and reports that industry and securities analysts publish about us or our business. If these analysts fail to publish reports about us or if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our common stock to decline. Moreover, if one or more analysts who cover us downgrade our common stock or if our operating results do not meet their expectations, the price of our common stock could decline.

Substantially all of our stock will be eligible for future sale which could depress the price of our stock.

        Sales of substantial amounts of our common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. Most of our stockholders purchased shares in the private placement, which required that we file a registration statement covering resale of such shares so that they would be freely tradable. Accordingly, these stockholders may wish to sell their shares of stock after they become freely tradable or shortly thereafter and may not be long-term investors in the company. After the effectiveness of this registration statement, 55,476,784 shares, representing over 99% of the issued and outstanding shares, will be freely tradable, subject to the volume and other restrictions of Rule 144 under the Securities Act imposed upon stockholders deemed to be our affiliates.

The issuance of a significant amount of additional common stock would result in dilution to our existing stockholders and could reduce our earnings per share, which in turn could negatively affect the market price of our common stock.

        We may need to raise additional funds to fund our operations, to pay for an acquisition or to enter into a strategic alliance, and we might use equity securities, debt, cash, or a combination of the foregoing. If we use equity securities, our stockholders may experience dilution. A significant amount of our common stock coming on the market at any given time could result in a decline in the price of our common stock or increased volatility.

As a result of being a public company, we will incur increased costs that may place a strain on our resources or divert our management's attention from other business concerns.

        As a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition, which will require us to incur legal and accounting expenses. The Sarbanes-Oxley Act requires us to maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We expect the corporate governance rules and regulations of the SEC will increase our legal and financial compliance costs and make some activities more costly and time consuming. These requirements may place a strain on our systems and resources and may divert our management's attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we are hiring and will continue to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our operating expenses in future periods.

        We also expect the corporate governance rules and regulations of the SEC to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Prior to this offering our common stock has been traded privately in the Rule 144A markets; trading prices following this offering may not reflect the prices in those markets.

        Prior to the date of this prospectus, there has been no public market for our common stock. However, certain qualified institutional buyers have traded our common stock in sales effected pursuant to Rule 144A of the Securities Act of 1933, as amended ("Rule 144A"). The transactions effected pursuant to Rule 144A prior to this offering have been the result of privately negotiated agreements. Furthermore, the volume and volatility of these private transactions does not reflect what we would expect in a public market. Therefore, the prices and volume at which our stock traded prior to this offering may not be indicative of the prices at which our stock will trade in the future.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

        We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to expand our business. In any event, substantially all of our cash flow from operations and the proceeds of borrowings have been and are expected to be generated by our subsidiaries. Our Credit Facility, which is secured by substantially all of the assets of our subsidiaries, restricts the ability of our subsidiaries to pay cash dividends to us which in effect restricts our ability to pay cash dividends to our stockholders, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare or pay cash dividends on our common stock.

Provisions under Delaware law, our certificate of incorporation and bylaws could delay or prevent a change in control of our Company, which could adversely affect the price of our common stock.

        The existence of some provisions under Delaware law, our certificate of incorporation and bylaws could delay or prevent a change in control of the Company, which could adversely affect the price of our common stock. Our certificate of incorporation and bylaws prohibit our stockholders from taking action by written consent in lieu of a meeting absent approval by all of our Board. Further, our stockholders will not have the power to call a special meeting of stockholders.

FORWARD-LOOKING STATEMENTS

        Various statements contained in this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. We use words such as "believe," "intend," "expect," "anticipate," "forecast," "plan," "may," "will," "should" and similar expressions to identify forward-looking statements. The forward-looking statements in this prospectus speak only as of the date of this prospectus. We disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to:

  •
  the timing and extent of changes in commodity prices, particularly natural gas;

  •
  the liquidity and competitiveness of wholesale markets for electricity;

  •
  economic slowdowns that can adversely affect consumption of electricity by businesses and consumers;

  •
  uncertainties that actual costs may be higher than estimated;

  •
  uncertainties that actual sources may be lower and actual uses may be higher than estimated;

  •
  refusal by or inability of our current or potential counterparties or vendors to enter into transactions with us or fulfill their obligations to us;

  •
  effectiveness of our risk management policies and procedures;

  •
  our ability to obtain credit or capital in desired amounts and/or on favorable terms;

  •
  our ability to operate our power plants efficiently, manage capital expenditures and costs tightly, and generate earnings and cash flow from our asset-based businesses;

  •
  present and possible future claims, litigation and enforcement actions;

  •
  effects of the application of regulations, including changes in regulations or the interpretation thereof;

  •
  disruptions in the transmission and distribution of power;

  •
  availability of fuel and fuel transportation;

  •
  catastrophic events such as fires, hurricanes, explosions, floods, drought, tornados, lightning strikes, terrorist attacks or other similar occurrences to our facilities or to facilities upon which we depend;

  •
  other risks identified in this prospectus; and

  •
  our ability to file a registration statement that becomes effective and to comply with SEC rules and regulations.

USE OF PROCEEDS

        We are registering these shares pursuant to the registration rights granted to the selling stockholders in the Equity Offering. We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. The net proceeds from the sale of the shares by this prospectus will be received by the selling stockholders.

DIVIDEND POLICY

        We have not paid any cash dividends on our common stock and currently do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain any future earnings to fund our operations, to service our debt and for general corporate purposes. In addition, to the extent we decide to pay dividends in the future, our ability to pay dividends will be subject to:

  •
  our future earnings, financial condition, cash requirements, financial leverage, compliance with statutory and regulatory requirements and general business conditions; and

  •
  the terms of our financing facilities that may, from time to time, contain restrictions on dividend payments.

        As a holding company, our ability to pay dividends depends primarily on the receipt of dividends and distributions from our subsidiaries. Our subsidiaries are subject to the restrictions of our Credit Facility which restricts our ability to pay cash dividends on our common stock.

CAPITALIZATION

        The following table shows our capitalization and cash and cash equivalents as of June 30, 2007. This offering will have no effect on our capitalization. You should read this table in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Summary Unaudited Adjusted Pro Forma Consolidated Combined Statement of Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of KGen included elsewhere in this prospectus.

June 30, 2007
(in thousands)
Cash and cash equivalents(1)	$90,315
Restricted cash and cash equivalents(2)	40,205

Total	$130,520

Long-term debt(3)	$199,000
Stockholders' equity	711,741

Total capitalization	$910,741

    (1)
    Subsequent to June 30, 2007, we paid $35 million in connection with the termination of a transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Events."
    (2)
    Restricted cash and cash equivalents represents cash and cash equivalents contractually restricted for specific purposes, which primarily consisted of cash held in reserve for major maintenance payments and for principal and interest payments under the credit agreement related to the KGLLC Acquisition. See Note 6 in the Notes to Consolidated Financial Statements.
    (3)
    All of this indebtedness is secured and includes current portion of long-term debt. For a description of the Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Credit Facility."

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        KGen was formed on December 4, 2006 and commenced operations upon the acquisition of KGLLC on February 8, 2007. The historical data from December 4, 2006 (Date of Inception) to June 30, 2007 presented for KGen has been derived from the historical consolidated financial statements of KGen included elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2005, June 30, 2006 and February 7, 2007; and for the period from August 5, 2004 through June 30, 2005, the year ended June 30, 2006, and the period from July 1, 2006 through February 7, 2007 was derived from the historical consolidated financial statements of KGLLC found elsewhere in this prospectus. The balance sheet data as of June 30, 2005, however, was derived from the audited financial statements of KGLLC which are not found in this prospectus. You should read the following summary historical consolidated financial data in connection with the historical consolidated financial statements and related notes included elsewhere in this prospectus.

        The selected historical consolidated financial data for KGen and KGLLC is not complete and may not contain all of the information that you should consider. KGLLC's historic results are not representative of our ongoing results since KGLLC's results prior to our acquisition included several entities which we did not acquire in the Acquisition Closing and we effected a substantial refinancing and reduction of indebtedness in connection with the Acquisition Closing. You should read the entire prospectus carefully, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of KGen and KGLLC included elsewhere in this prospectus.

	Predecessor Financial Information			KGen
	Period from August 5, 2004 through June 30, 2005	Year Ended June 30, 2006	Period from July 1, 2006 to February 7, 2007	Period from December 4, 2006 (Date of Inception) to June 30, 2007
Operating Results Data:
Revenues:
Energy sales	$75,026	$264,576	$141,080	$87,396
Capacity sales	16,511	51,688	34,501	15,737

Total revenues	91,537	316,264	175,581	103,133
Operating expenses:
Cost of fuel	67,208	222,325	115,076	78,127
Depreciation	12,956	12,895	7,614	9,164
Selling, general and administrative	13,613	14,247	10,436	11,777
Other	52,730	45,374	27,449	20,181

Total operating expenses	146,507	294,841	160,575	119,249

Operating profit (loss)	(54,970)	21,423	15,006	(16,116)
Interest expense	(36,691)	(43,762)	(30,231)	(7,153)
Other income (expenses), net, excluding interest expense(1)	(40,414)	7,033	107,301	630

Net income (loss) after taxes	$(132,075)	$(15,306)	$92,076	$(22,639)
Income tax benefit(2)	N/A	N/A	N/A	3,602

Net income (loss) after taxes	$(132,075)	$(15,306)	$92,076	$(19,037)

Net loss per share-basic and diluted(3)	N/A	N/A	N/A	(0.39)
Weighted average share outstanding—basic and diluted(3)	N/A	N/A	N/A	48,603

	Predecessor Financial Information			KGen
	June 30, 2005	June 30, 2006	February 7, 2007	June 30, 2007
Balance Sheet Date (period end):
Cash and cash equivalents	$42,939	$27,497	$126,855	$90,315
Restricted cash and cash equivalents	16,609	21,793	22,548	40,205
Total property, plant and equipment, net	422,781	324,799	336,935	693,295
Total assets	566,956	546,356	560,211	948,767
Total current liabilities	29,234	19,803	12,492	20,589
Long-term debt, non-current portion	473,501	479,342	409,327	197,000
Stockholders'/Members' equity	42,925	27,619	119,695	711,741

(1)
The period from August 5, 2004 through June 30, 2005, includes $33.1 million of debt extinguishment loss. The year ended June 30, 2006 and the period from July 1, 2006 through February 7, 2007 includes $11.4 million and $110.1 million of gain on sale of assets.
(2)
Our predecessor was a limited liability company, and as such, for federal and state income tax purposes is treated as a partnership. The taxable income or loss of our predecessor is ultimately included as part of the taxable income for each of the members, as disclosed in Note 2 to our predecessor's consolidated financial statements as of June 30, 2005 and 2006 and as of February 7, 2007 and for the period from August 5, 2004 through June 30, 2005, the year ended June 30, 2006 and the period from July 1, 2006 through February 7, 2007.
(3)
We were formed on December 4, 2006. Our predecessor was a partnership, therefore there is no common stock issuance to account for in the predecessor periods.

UNAUDITED ADJUSTED PRO FORMA CONSOLIDATED
COMBINED STATEMENT OF OPERATIONS

        KGen was formed to acquire KGLLC using the proceeds of the Equity Offering and borrowings described elsewhere in this prospectus. The Acquisition Closing constituted a change of control under the definitions contained in the existing KGLLC credit facility and as such, the Company was required to prepay all outstanding debt obligations under the existing KGLLC credit facility. We used all of the net proceeds from the Equity Offering, together with borrowings of approximately $200.0 million under the Credit Facility, to purchase the member interests in KGLLC under the KGLLC Purchase Agreement, to repay all amounts outstanding under the existing KGLLC credit facility and for working capital purposes. The KGLLC Purchase Agreement included a purchase of all assets held by KGLLC excluding the MP Assets (KGen Enterprise LLC, KGen Marshall LLC, KGen New Albany LLC and KGen Southaven LLC), which were designated as held for sale in the historical consolidated financial statements of KGLLC appearing elsewhere in this prospectus.

        The acquisition of KGLLC was consummated on February 8, 2007. Accordingly, the consolidated balance sheet included elsewhere in this prospectus reflects the financial position of the Company at June 30, 2007. The following unaudited adjusted pro forma consolidated combined statement of operations data adjusts the historical consolidated statement of operations of the Company for the period from December 4, 2006 (Date of Inception) to June 30, 2007 and of KGLLC for the year ended June 30, 2006 found elsewhere in this prospectus to give effect to the Equity Offering, the borrowings under the Credit Facility, the repayment of the existing KGLLC credit facility and the closing of the transactions contemplated by the KGLLC Purchase Agreement as described above and elsewhere in this prospectus. Further, the unaudited adjusted pro forma consolidated combined statement of operations reflects the removal of the historical operating results associated with the MP Assets due to the significance of such historical financial information to the overall presentation. The unaudited adjusted pro forma consolidated combined statement of operations for the years ended June 30, 2006 and 2007, respectively, adjusts the related historical statement of operations as if all transactions occurred on July 1, 2005. The adjustments are described in the accompanying notes and are based upon available information and certain assumptions, which we believe are reasonable and expect to have a continuing impact on the results of operations. The unaudited adjusted pro forma consolidated combined financial information is provided for illustrative purposes only and is not necessarily indicative of the financial position or results that would have been achieved had these transactions occurred on the dates indicated and is not necessarily indicative of the results of operations for any future period. The unaudited adjusted pro forma consolidated combined financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data" and the historical consolidated financial statements and notes thereto of KGen and KGLLC included elsewhere in this prospectus.

KGen Power Corporation

Unaudited Pro Forma Consolidated Combined Statement of Operations

Year Ended June 30, 2007

(In thousands, except for net loss per share data)

	Historical KGLLC	KGen Power Corporation	Pro Forma Adjustments		Pro Forma	MP Assets Adjustments(i)	Adjusted Pro Forma
Revenues:
Energy sales	$141,080	$87,396	$(3,283	)a	$225,193	$—	$225,193
Capacity sales	34,501	15,737	(199	)b	50,039	—	50,039

Total revenues	$175,581	$103,133	$(3,482)		$275,232	$—	$275,232
Operating expenses:
Cost of fuel	$115,076	$78,127	$—		$193,203	$—	$193,203
Operating and maintenance	11,549	9,722	—		21,271	(648)	20,623
Gas transportation	9,674	6,279	(142	)a	15,811	—	15,811
Selling, general, and administrative	10,436	11,777	(1,547	)c	20,666	—	20,666
Depreciation	7,614	9,164	6,029	d	22,807	(5)	22,802
Auxiliary power	4,187	2,649	—		6,836	(461)	6,375
Insurance	2,039	1,531	—		3,570	(271)	3,299

Total operating expenses	$160,575	$119,249	$4,340		$284,164	$(1,385)	$282,779
Operating profit (loss)	15,006	(16,116)	(7,822)		(8,932)	1,385	(7,547)
Other income (expenses):
Gain on sale of assets	110,109	—	—		110,109	(110,154)	(45)
Interest expense	(30,231)	(7,153)	19,747	e	(17,637)	—	(17,637)
Taxes, other than income taxes	(3,106)	(1,161)	—		(4,267)	1,069	(3,198)
Interest income	3,834	879	—		4,713	—	4,713
Other financing fees	(948)	(62)	948	f	(62)	—	(62)
Other	(2,588)	974	—		(1,614)	669	(945)

Total other income (expenses)	$77,070	$(6,523)	$20,695		$91,242	$(108,416)	$(17,174)

Net income (loss) before income taxes	$92,076	$(22,639)	$12,873		$82,310	$(107,032)	$(24,722)

Income tax benefit	—	3,602	(3,602	)g	—	—	—

Net income (loss) after income taxes	$92,076	$(19,037)	$9,271		$82,310	$(107,032)	$(24,722)

Net loss per share—basic and diluted							$(0.44	)h
Weighted average shares outstanding—basic and diluted							55,942	h

See accompanying notes.

KGen Power Corporation

Unaudited Pro Forma Consolidated Combined Statement of Operations

Year Ended June 30, 2006

(In thousands, except for net loss per share data)

	Historical KGLLC	Pro Forma Adjustments		Pro Forma	MP Assets Adjustments(i)	Adjusted Pro Forma
Revenues:
Energy sales	$264,576	$(5,395	)a	$259,181	$—	$259,181
Capacity sales	51,688	99	b	51,787	—	51,787

Total revenues	$316,264	$(5,296)		$310,968	$—	$310,968
Operating expenses:
Cost of fuel	$222,325	$—		$222,325	$—	$222,325
Operating and maintenance	18,919	—		18,919	(1,582)	17,337
Gas transportation	15,893	(232	)a	15,661	—	15,661
Selling, general, and administrative	14,247	4,288	c	18,535	—	18,535
Depreciation	12,895	11,015	d	23,910	(1,108)	22,802
Auxiliary power	6,905	—		6,905	(1,312)	5,593
Insurance	3,657	—		3,657	(317)	3,340

Total operating expenses	$294,841	$15,071		$309,912	$(4,319)	$305,593
Operating profit (loss)	21,423	(20,367)		1,056	4,319	5,375
Other income (expenses):
Gain on sale of assets	11,393	—		11,393	(11,393)	—
Interest expense	(43,762)	26,880	e	(16,882)	—	(16,882)
Taxes, other than income taxes	(5,821)	—		(5,821)	3,492	(2,329)
Interest income	2,361	—		2,361	—	2,361
Other financing fees	(1,790)	1,790	f	—	—	—
Other	890	—		890	1,120	2,010
Total other income (expenses)	$(36,729)	$28,670		$(8,059)	$(6,781)	$(14,840)

Net income (loss) before income taxes	$(15,306)	$8,303		$(7,003)	$(2,462)	$(9,465)

Income tax benefit/(expense)	—	—	g	—	—	—
Net loss income after income taxes	$(15,306)	$8,303		$(7,003)	$(2,462)	$(9,465)

Net loss per share—basic and diluted						$(0.17	)h
Weighted average shares outstanding—basic and diluted						55,942	h

See accompanying notes

KGen Power Corporation

Notes to Unaudited Adjusted Pro Forma Financial Information

Assumptions

        The unaudited adjusted pro forma financial information is provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the purchase of KGLLC's member interests occurred on the dates indicated and is not necessarily indicative of the results of operations for any future period. The unaudited pro forma consolidated combined financial statement of operations reflects the following assumptions:

  •
  The Company purchased KGLLC on July 1, 2005 on the same terms as described in the Notes to the Consolidated Financial Statements.

  •
  The debt and equity financing of the Company occurred on July 1, 2005.

  •
  The debt structure of KGLLC was assumed to be repaid in full as of July 1, 2005.

Pro Forma Adjustments

  a)
  Reflects amortization of contract-based intangible assets and liabilities with respect to the allocation of the purchase price resulting from the acquisition of KGLLC by the Company. Intangibles are being depreciated over a weighted average useful life of approximately 17 years. Energy sales were reduced by $5.4 million and $3.3 million for the 12 months ended June 30, 2006 and 2007, respectively. Gas transportation expenses were decreased by $0.2 million and $0.1 million for the 12 months ended June 30, 2006 and 2007, respectively.

  b)
  Reflects the effect of the elimination of the June 2005 revenue with respect to the monthly minimum commitment component of the GPC PPA adjusted for seasonal and other factors as appropriate on a straight-line basis over the terms of the contracts.

  c)
  Transaction costs consisting of accounting, consulting and legal fees were approximately $4.2 million. These costs were directly attributable to the equity transaction and have been excluded from the pro forma financial statements as of June 30, 2007 as they represent material nonrecurring charges. Partially offsetting these amounts in 2007 is the adjustment for option expense related to options that were issued as a result of the purchase and Equity Offering. The incremental amount of expense recorded in 2007 was $2.6 million. Option expense was also added to 2006 and was approximately $4.3 million.

  d)
  Reflects the increase to depreciation expense resulting from the allocation of the purchase price to property, plant, and equipment as a result of the acquisition of KGLLC by the Company. Property, plant, and equipment is being depreciated over a weighted average useful life of 30 years.

  e)
  This adjustment reduces interest expense to give effect to the financing activities in connection with inception of the Company, assuming a weighted average interest rate of 6.71% and 7.1% for the years ended June 30, 2006 and 2007, respectively, reflecting borrowings of $200.0 million at an interest rate of LIBOR plus 175 basis points. Additionally, working capital and letter of credit fees associated with the new credit facility are recorded here.

  f)
  Reflects the removal of the letter of credit fees associated with the previous financing.

  g)
  The Company is a corporation and will be subject to federal and state income taxes. KGLLC, on a historical basis, was treated as a partnership for tax purposes and was not subject to federal and state income taxes. Those taxes were the responsibility of the partners of the partnership. Had the Company been incorporated as of the adjusted pro forma dates, it would have generated net losses for the 12 months ended June 30, 2006 and 2007 as reflected in the unaudited adjusted pro forma consolidated combined statement of operations. As such a valuation allowance would have been created in the amount of any income tax benefit related to such net losses; therefore, no income tax impact is shown for pro forma purposes.

  h)
  Basic and diluted earnings (loss) per share calculated assuming the weighted average amount of shares of common stock outstanding was 55,941,874 for the 12 months ended June 30, 2006 and 2007, respectively.

Adjustments for the MP Assets Owned by KGLLC (KGen Enterprise LLC, KGen Marshall LLC, KGen New Albany LLC and KGen Southaven LLC) Not Acquired by Us in the KGLLC Acquisition

        The following adjustments to the unaudited adjusted pro forma information have been made to reflect the removal of all of the historical operating results of the MP Assets because they were not acquired by the Company.

  i)
  Reflects elimination of the results of MP Assets. The net impact is comprised of the following:

  1)
  Elimination of $1.6 million and $0.6 million of operating and maintenance expenses for the years ended June 30, 2006 and 2007, respectively.

  2)
  Elimination of $1.1 million and $5,000 of depreciation expenses for the years ended June 30, 2006 and 2007, respectively.

  3)
  Elimination of $1.3 million and $0.5 million of auxiliary power expenses for the years ended June 30, 2006 and 2007, respectively.

  4)
  Elimination of $317,000 and $271,000 of insurance expenses for the years ended June 30, 2006 and 2007, respectively.

  5)
  Elimination of $11.4 million and $110.2 million of gains on sale of assets for the years ended June 30, 2006 and 2007, respectively.

  6)
  Elimination of $3.5 million and $1.1 million of taxes, other than income taxes expense, for the years ended June 30, 2006 and 2007, respectively.

KGen Power Corporation

Analysis of the Pro Forma Results of Operations for the Year Ended June 30, 2006

Compared to the Year Ended June 30, 2007

        The comparison of the consolidated combined statement of operations data below is presented for informational purposes only and should not be considered indicative of actual results that would have been achieved if the Acquisition Closing had actually been consummated on the dates indicated and does not purport to indicate balance sheet information, results of operations or other financial data as of any future date or future period.

        The following comparison of our pro forma operating results and discussion of principal factors that are reflected in such comparison is not a comparison of U.S. generally accepted accounting principles financial information and should be considered together with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Unaudited Pro Forma Consolidated Combined Statement of Operations Data Comparison

For Years Ended June 30, 2006 and 2007

	Pro Forma
	Year Ended June 30, 2006	Year Ended June 30, 2007	$ Diff Fav (Unfav)
	(In thousands, except for per share amounts)
Revenues:
Energy sales	$259,181	$225,193	$(33,988)
Capacity sales	51,787	50,039	(1,748)

Total revenues	310,968	275,232	(35,736)
Operating expenses:
Cost of fuel	222,325	193,203	29,122
Operating and maintenance	17,337	20,623	(3,286)
Gas transportation	15,661	15,811	(150)
Selling, general, and administrative	18,535	20,666	(2,131)
Depreciation	22,802	22,802	—
Auxiliary power	5,593	6,375	(782)
Insurance	3,340	3,299	41

Total operating expenses	$305,593	$282,779	$22,814

Operating profit (loss)	$(5,375)	$(7,547)	$(12,922)
Other income (expenses):
Interest expense	(16,882)	(17,637)	(755)
Taxes, other than income taxes	(2,329)	(3,198)	(869)
Interest income	2,361	4,713	2,352
Other	2,010	(1,052)	(3,062)

Total other income (expenses)	(14,840)	(17,174)	(2,334)
Net loss before income taxes	(9,465)	(24,722)	(15,257)
Income tax benefit	—	—	—
Net loss after income taxes	$(9,465)	$(24,722)	$(15,257)

Net loss per share—basic and diluted	$(0.17)	$(0.44)	—
Weighted average shares outstanding—basic and diluted	55,942	55,942	—

Pro Forma Plant Performance Data

			1st Quarter	2nd Quarter	3rd Quarter	4th Quarter		Total
Selected Financial and Operating Results
Total Generation (GWh)	FY 2006		1,651	316	156	1,122		3,245
	FY 2007		1,702	472	435	1,008		3,617
	change		51	156	279	(114)		372
	change	%	3%	49%	179%	(10)%		11%
Merchant Generation (GWh)	FY 2006		1,216	200	156	907		2,479
	FY 2007		1,327	431	379	794		2,931
	change		111	231	223	(113)		452
	change	%	9%	116%	143%	(12)%		18%
Merchant Energy Gross Margin	FY 2006		$26,353,058	$3,126,423	$1,529,219	$11,113,268		$42,121,967
	FY 2007		$19,631,362	$3,497,680	$2,895,359	$8,619,934		$34,644,335
	change		$(6,721,696)	$371,257	$1,366,140	$(2,493,334)		$(7,477,633)
	change	%	(26)%	12%	89%	(22)%		(18)%
Merchant Energy Gross Margin/ Merchant Generation ($/MWh)	FY 2006		$21.67	$15.67	$9.80	$12.25		$16.99
	FY 2007		$14.79	$8.12	$7.64	$10.85		$11.82
	change		$(6.88)	$(7.55)	$(2.16)	$(1.39)		$(5.17)
	change	%	(32)%	(48)%	(22)%	(11)%		(30)%
Selected Market Data
Average Peak Entergy MWD ($/MWh)	FY 2006		$82.81	$82.87	$53.57	$55.69		$68.85
	FY 2007		$58.82	$49.59	$53.96	$59.98		$55.58
	change		$(23.98)	$(33.28)	$0.39	$4.29		$(13.27)
	change	%	(29)%	(40)%	1%	8%		(19)%
Average Peak Southern MWD ($/MWh)	FY 2006		$87.34	$82.95	$53.46	$55.54		$69.95
	FY 2007		$59.21	$47.13	$51.75	$60.00		$54.52
	change		$(28.13)	$(35.82)	$(1.71)	$4.45		$(15.43)
	change	%	(32)%	(43)%	(3)%	8%	Q	(22)%
Average Henry Hub GD ($/MMBtu)	FY 2006		$9.55	$12.14	$7.76	$6.53		$8.94
	FY 2007		$6.09	$6.59	$7.13	$7.54		$6.83
	change		$(3.46)	$(5.54)	$(0.63)	$1.01		$(2.10)
	change	%	(36)%	(46)%	(8)%	15%		(24)%
Weather Information
Actual CDDs (April-Oct months only)	FY 2006		4,307	316	n/a	2,189		6,811
	FY 2007		4,074	236	n/a	2,155		6,465
	change		(232.5)	(80.0)		(34.0)		(346.5)
	change	%	(5)%	(25)%		(2)%		(5)%
Normal CDDs (April-Oct months only)	FY 2006/2007		3,700	62	n/a	1,517		5,278
Actual HDDs (Nov-Mar months only)	FY 2006		n/a	3,039	4,086	n/a		7,124
	FY 2007		n/a	2,716	4,209	n/a		6,925
	change			(322.5)	123.0			(199.5)
	change	%		(11)%	3%			(3)%
Normal HDDs (Nov-Mar months only)	FY 2006/2007		n/a	3,087	4,828	n/a		7,915

        Despite an increase in total generation of 372 GWh, or 11.4%, to 3,617 GWh for the year ended June 30, 2007, pro forma energy gross margin for the year ended June 30, 2007 decreased approximately $4.9 million, or 13.2%, to $32.0 million from the year ended June 30, 2006. This variance can be explained by (a) a $7.5 million decrease in energy gross margin from our merchant plants offset by (b) a $2.6 million increase in energy gross margin from our Murray I plant resulting primarily from replacement power purchases in September 2005 due to operational issues and higher than normal commodity prices due to the effects of two major hurricanes during that month.

        Our Hinds, Hot Spring, Murray II and Sandersville plants as merchant plants because they are not subject to long-term sales agreements. Our merchant energy gross margin is defined as the energy sales minus the cost of fuel for our merchant plants. For the year ended June 30, 2007, generation from our merchant plants, or merchant generation, increased by 18.2%, or 452 GWh, to 2,931 GWh. Merchant energy gross margin declined by $7.5 million, or 17.8%, to $34.6 million. Implied merchant spark spread, defined as merchant energy gross margin per MWh of merchant generation, reflected a 30.4% decline from $17/MWh to $12/MWh for the year ended June 30, 2006, as compared to the same period ended June 30, 2007. Most of this decline of merchant energy gross margin occurred in the first fiscal quarter, wherein we benefited from increased demand for power from our facilities in September 2005 as a result of two major hurricanes' impact on power generation supply combined with unseasonably warmer weather. Additionally, our fourth fiscal quarter merchant energy gross margin was lower due to overall lower merchant spark spreads as a result of milder weather in April and May and an outage at our Hot Spring plant during portions of April and May. In general, over the course of fiscal 2007, we have experienced greater generation at lower merchant spark spreads than was the case in fiscal 2006.

        Pro forma operating expenses excluding cost of fuel for the year ended June 30, 2007 were $89.6 million, compared to $83.3 million for year ended June 30, 2006. This difference was caused primarily by a $3.3 million increase in operating and maintenance expenses and a $2.1 million increase in selling, general and administrative expenses. The increase in operating and maintenance expense resulted from a $1.2 million expense related to the Hot Spring unplanned outage and increased expenditures related to scheduled maintenance. The increase in selling, general and administrative expenses is resulted from a $1.3 million increase in payroll due to annual salary increases, bonus payouts and the addition of two employees as well as a $0.6 million increase of costs associated with acquisitions pursued but not completed.

        As a result of the foregoing, pro forma operating profit for the year ended June 30, 2007 decreased to a $7.5 million loss from a $5.4 million profit for the year ended June 30, 2006.

        Pro forma other expense for the year ended June 30, 2007, increased to $17.2 million from $14.8 million for the year ended June 30, 2006. Taxes, other than income taxes, increased $0.9 million primarily due to a $0.8 million increase in property tax at the Hinds facility. Interest income increased $2.4 million due to higher average cash balances in the 2007 period. Other expenses increased $3.0 million primarily due to $1.7 million of non-recurring state income taxes paid in the 2007 period and $1.5 million of fluctuations in the interest rate cap and swap valuations. Interest expense increased by $0.8 million in the 2007 period due to an increase in LIBOR.

        As a result of the foregoing, net loss for the year ended June 30, 2007 increased to $24.7 million from $9.5 million for the year ended June 30, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read this discussion in conjunction with the "Selected Historical Consolidated Financial Data" and the historical consolidated financial statements and the related notes of KGEN and KGLLC included elsewhere in this prospectus. See "Forward-Looking Statements" and "Risk Factors" for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below. Unless the context otherwise requires or indicates, references to "KGen," "Company," "we," "our," and "us" refer to KGen Power Corporation and its subsidiaries and to the business of our predecessor KGen Partners LLC, or KGLLC, all of the equity interests of which we purchased on February 8, 2007 pursuant to a purchase agreement, or the KGLLC Purchase Agreement. KGen conducted no separate business operations prior to the closing under the KGLLC Purchase Agreement, or the Acquisition Closing. All references to fiscal year refer to our fiscal year ending June 30.

Business Overview

        We acquire, own and operate electric power generation plants and sell electricity and electrical generation capacity in the United States. We sell power and related products to wholesale purchasers such as retail electric providers, power trading organizations, municipal utilities, electric power cooperatives and other power generation companies. Our business strategy is to own and operate power generation facilities which have the potential for increases in earning power and asset value from the anticipated continuing recovery of the United States energy markets. Our existing portfolio of facilities consists of five operational and fully permitted power plants located in the southeastern United States with state-of-the-art General Electric 7FA and 7EA gas turbines having an aggregate capacity of 3,030 MW. The Plants include four combined-cycle plants (Murray I, Murray II, Hot Spring and Hinds) and one simple-cycle plant (Sandersville). We acquired the Plants from an affiliate of MatlinPatterson on February 8, 2007. We plan to purchase additional power plants at prices which we determine to be a discount from their intrinsic, replacement, locational or operational values.

        The Plants are located in the southeastern United States. Under the current market conditions in the southeastern United States region, where regional utilities control the dispatching order, our combined-cycle facilities' annual capacity factors have historically ranged between 10% and 35%. We expect the electric power market in the southeastern United States region to return to equilibrium in the 2010-2014 timeframe as the electricity demand growth in the region continues. We believe this demand growth and the advent of more transparent and economic dispatch of regional system assets should result in increasing capacity demand, dispatch profile and improved profitability for the Plants.

        Four of the Plants operate as merchant power providers. The remaining plant, the Murray I combined-cycle plant, benefits from a fixed-price long-term power purchase agreement, or the GPC PPA, for all of its 630 MW of capacity with Georgia Power. The GPC PPA, which continues through May 2012, provides for fixed capacity payments, which have provided stable cash flow since June 2005. In addition to their energy value, the Plants have system stability value to the local utilities operating the transmission grid.

Recent Events

  Complete Energy Acquisition Contract Termination

        On June 18, 2007, we signed a purchase and sale agreement with affiliates of Complete Energy Holdings, LLC, or CEH, to acquire 1,859 MW of capacity for $1.3 billion, plus working capital adjustments. On September 19, 2007, we informed CEH that it was likely we would not complete the CEH acquisition in accordance with the terms of the purchase and sale agreement. On October 12, 2007, we entered into a termination and mutual release agreement with CEH and certain of its affiliates pursuant to which we made a $35.0 million payment to CEH in settlement of our liabilities to CEH in connection with termination of the purchase and sale agreement.

Seasonality

        The electric power industry is highly seasonal. In the summer months, especially in the southeastern United States, demand for electricity is usually much higher as a result of increased use of air conditioning. Our results of operations are subject to seasonal variations since demand for electricity, and thus production capacity, varies with weather conditions. Four of the Plants operate on a merchant basis without long-term purchase agreements, and therefore are exposed to significant volatility in prices and generation demand. We earn the majority of our operating income in the five summer months, May through September. During these months, we generate the majority of our annual operating income. The shoulder periods, months other than the peak summer months, historically have not been profitable for KGen and are the months during which we seek to perform scheduled maintenance-related activities.

Formation, Initial Offering of our Common Stock and Acquisition

        The Company was formed on December 4, 2006 in order to conduct a private placement of shares and to acquire KGLLC. On December 28, 2006, we completed a private equity offering of our common stock, the Equity Offering, raising $682.1 million of aggregate proceeds including the subsequent exercise of the over-allotment option. On February 8, 2007, we completed the acquisition of all the member interests in KGLLC, including a refinancing of the existing indebtedness of KGLLC, and raised an additional $93.8 million of net proceeds from the remaining issue of our common stock and the over-allotment option. Our sources and uses of cash related to the equity offering, new term debt and KGLLC acquisition are (in millions of dollars):

Through February 8, 2007
Equity sales (net of fees)	$725.8
Term debt (net of fees)	193.8
Cash acquired	149.4

Net sources of cash	$1,069.0
Cash purchase of KGLLC	$921.6
Transaction costs	1.7
Cash on hand	145.7

Net uses of cash	$1,069.0

Results of Operations

        Our results of operations are heavily driven by demand for output from our merchant plants, which depend on demand for energy in the markets we serve and the other sources of supply in those markets. Annual capacity sales from Murray I do not vary significantly as long as we are able to maintain plant availability. Weather and weather events can increase or decrease demand for energy, which can impact our merchant generation. This impact is realized in our merchant energy gross margin, defined as the energy sales minus the cost of fuel for our merchant plants. Our merchant energy gross margin can be affected by variations in either quantity of generation or the implied spark spread, or the merchant energy gross margin per MWh of generation.

        Our predecessor results of operations are not representative of our ongoing results of operations. Until the KGLLC Acquisition closing on February 8, 2007, we were owned by funds associated with a private equity firm that focused operations on cash flows from our assets, including through sales of non-operating power plants. In the year prior to the KGLLC Acquisition, our predecessor sold four plants that were part of the MP Assets in asset sales transactions. Certain assets remaining from such plants that continued to be owned by KGLLC at the date of the KGLLC Acquisition were transferred out of KGLLC prior to our acquisition of all of the equity interests in KGLLC.

        In connection with the KGLLC Acquisition, we substantially changed the capital structure of KGen as compared with that of KGLLC prior to the acquisition. We repaid all of the outstanding indebtedness of KGLLC and incurred $200 million in newly funded debt, substantially lowering our long-term debt. We also replaced a letter of credit provided by Duke Energy Corporation that was required under the condition to the capacity purchase agreement with Georgia Power which is a major source of revenues. As a result KGLLC revenues exclude the asset sales proceeds and costs related to the MP Assets and reflect higher leverage than we currently carry. Moreover, as we agreed in connection with the KGLLC Acquisition to effect this registration with the SEC, we have had higher administrative expenses as we have developed the infrastructure to operate as a public company.

        Only the historic operating results since the KGLLC Acquisition present information that we believe is material to an understanding of our current business. For the purposes of understanding relative operating results that include certain information from the operation of the Plants by our predecessor, we have set forth under "Unaudited Adjusted Pro Forma Consolidated Combined Statement of Operations" certain pro forma financial information together with pro forma plant performance data and an analysis of the pro forma results of operations. This information is not a comparison of historical financial results of our predecessor. We have set forth below the results of operations for the three months ended March 31, 2007, for the three months ended June 30, 2007 and for the period from inception (December 4, 2006) to June 30, 2007 along with the factors that are the principal drivers of our revenues and expenses in such periods.

Consolidated Historic Results of Operations

        The following table sets forth our results of operations on a reported basis, expressed in thousands of dollars, except per share amounts.

	Three Months Ended March 31, 2007(1)	Three Months Ended June 30, 2007	Period December 4, 2006 through June 30, 2007
	(in thousands, except per share amounts)
Revenues:
Energy sales	$20,379	$67,017	$87,396
Capacity sales	3,285	12,452	15,737

Total revenues	23,664	79,469	103,133
Operating expenses:
Cost of fuel	19,703	58,424	78,127
Operating and maintenance	3,808	5,914	9,722
Gas transportation	2,126	4,153	6,279
Selling, general, and administrative	3,020	8,757	11,777
Depreciation	3,215	5,949	9,164
Auxiliary power	950	1,699	2,649
Insurance	561	970	1,531

Total operating expenses	33,383	85,866	119,249
Operating loss	$(9,719)	$(6,397)	$(16,116)

Other income (expenses):
Interest expense	$(2,528)	$(4,625)	$(7,153)
Taxes, other than income taxes	(441)	(720)	(1,161)
Interest income	232	647	879
Other financing fees	—	(62)	(62)
Other	(323)	1,297	974

Total other income (expenses)	(3,060)	(3,463)	(6,523)
Net loss before income taxes	(12,779)	(9,860)	(22,639)

Income tax benefit	3,602	—	3,602

Net loss after income taxes	$(9,177)	$(9,860)	$(19,037)

Net loss per share—basic and diluted	$(0.17)	$(0.18)	$(0.39)
Weighted average shares outstanding—basic and diluted	54,138	55,943	48,603

Selected Operating and Business Metrics

        The below selected operating and business metrics are presented for the period from the acquisition date of KGLLC, or February 8, 2007 to June 30, 2007 as no operational data for the Company existed prior to the date of acquisition:

	February 8, 2007 to March 31, 2007	April 1, 2007 to June 30, 2007	February 8, 2007 to June 30, 2007
GWh generated	330	1,008	1,338
Avg on-peak market power price Entergy ($/MWh)	$56.26	$59.98	$58.63
Avg on-peak market power price Southern ($/MWh)	$53.29	$60.00	$57.79
Avg Henry Hub gas price ($/MMBtu)	$7.46	$7.54	$7.51
Actual CDDs(1)/HDDs(2)
Apr-June (CDDs)		2,155	2,155
Feb-Mar (HDDs)	1,711		1,711
Normal CDDs/HDDs
Apr-June (CDDs)		1,517	1,517
Feb-Mar (HDDs)	2,193		2,193

(1)
CDD represents the number of degrees that the mean temperature for a particular day is above 65 degrees Fahrenheit. The CDDs are then accumulated for a given period. CDDs typically are calculated for the cooling season (April through October).
(2)
HDD represents the number of degrees that the mean temperature for a particular day is below 65 degrees Fahrenheit. The HDDs are then accumulated for a given period. HDDs typically are calculated for the heating season (November through March).

        The CDDs and HDDs are calculated for the three cities that are representative of the geographic location of KGen's Plants—Jackson, MS; Malvern, AR; Dalton, GA.

Historical Results of Operations from December 4, 2006 (Date of Inception) to June 30, 2007

        The Company was formed on December 4, 2006 with operations commencing on February 8, 2007 upon the acquisition of KGen Partners LLC. The financial results for the period from December 4, 2006 to June 30, 2007 should not be considered representative of results that would have been achieved had the Company been in operations for a full 12 months.

        We analyze our results of operations related to energy sales according to energy gross margin. We define energy gross margin as the spread between our energy sales and the related cost of fuel. This metric is one measure of our efficiency in converting natural gas expense into revenues. Energy gross margin for the period ended June 30, 2007 was $9.3 million.

        Revenue for the period ending June 30, 2007 was $103.1 million. Energy sales were $87.4 million and capacity revenue was $15.7 million. Capacity revenue is derived from the GPC PPA. Gas expense for the period ended June 30, 2007 was $78.1 million.

        We outsource the commercial marketing of our facilities to Fortis. The Company compensates Fortis based on a percentage of gross margin not to be less than a minimum management fee.

        Operating expenses for the period ended June 30, 2007 were $119.2 million, which includes $78.1 million of fuel expense and represents the costs we incur to operate our facilities. Our Hot Spring facility experienced a steam turbine outage and the repair costs were $1.2 million. The remaining operating expenses are non-fuel charges related to the day-to-day operations of the Plants.

        Selling, general, and administrative expense for the period ended June 30, 2007 was $11.8 million and represents the cost we incur related to our corporate overhead. A portion of this expense is related to noncash options expense of $1.7 million.

        Interest expense for the period ended June 30, 2007 was $5.7 million on our $200.0 million term loan which was funded on February 8, 2007. We incurred $0.9 million in interest costs related to our fully drawn $120.0 million synthetic letter of credit in the period.

Liquidity and Capital Resources

Liquidity Position

        We expect that cash on hand, cash flow provided by operations and cash available under our working capital facility will satisfy our short-term liquidity needs with respect to our current portfolio of working capital assets over the next 12 months. Our liquidity is comprised of the following at June 30, 2007:

(in thousands)
Available cash on hand	$90,300
Working capital revolver (net of letters of credit issued thereunder)	65,300

Total	$155,600

        Our principal sources of funds are cash flows from operations and borrowings under our Credit Facility. Our principal use of funds consists of operating expenditures, payments of principal and interest on our Credit Facility and capital expenditures. On June 30, 2007 we had approximately $65.3 million available under the revolving working capital portion of our Credit Facility for activities related to our current facilities and cash on hand of $90.3 million. Subsequent to the end of our fiscal year, on October 12, 2007, we made a $35 million payment to CEH in settlement of our liabilities to CEH in connection with the termination of the purchase and sale agreement. Management believes that these amounts and cash flows from operations will be adequate to finance capital expenditures and other liquidity commitments.

Debt and Credit Facility

        Our only debt for borrowed money is evidenced by our Credit Facility, which consists of:

  •
  a $200.0 million term loan facility, or the Term Loan Facility;

  •
  a $80.0 million working capital facility for letters of credit and other liquidity needs, the Working Capital Facility; and

  •
  a $120.0 million synthetic letter of credit facility to support the collateral requirements under the project documents related to the Murray I plant, or the Collateral Credit Facility.

        Borrowings under the Term Loan Facility were made by KGen LLC, our subsidiary, and were used to refinance existing indebtedness of KGen LLC, pay fees and expenses relating to the Credit Facility and fund required reserves. Future borrowings under the Credit Facility are subject to the satisfaction of customary conditions.

        Interest Rate:    Borrowings under the Credit Facility bear interest at a spread above LIBOR-based loans. The $200.0 million term loan borrowing bears interest at LIBOR plus 175 basis points. The $80.0 million working capital facility bears interest at LIBOR plus 200 basis points.

        Fees:    We pay a 50 basis point fee on the unused portion of commitments and all un-drawn letters of credit under the working capital facility and a 191 basis point fee on the outstanding amount of the synthetic letter of credit facility.

        Maturity Date:    The maturity date of the Credit Facility is February 8, 2014, except that the maturity date of the Working Capital Facility is February 8, 2012.

        Security:    Borrowings under the Credit Facility are secured by substantially all of the assets of our subsidiaries, which constitute all of our operating assets and generate substantially all of our operating cash flows. Our only significant asset not subject to the lien of the Credit Agreement was a cash balance of $46.8 million at October 31, 2007 that was held at our parent company level.

        The Credit Facility and related financing documents contain various affirmative and negative covenants, including financial covenants, limitations on KGen LLC's ability to pay dividends and restrictions on the use of available cash for operations, except as required for debt service payments and mandatory prepayments in the event of a change in control of KGen. At June 30, 2007, we were in compliance with the covenants contained within our Credit Facility.

Contractual Obligations

        Our contractual obligations consist of principal and interest payments on term debt, obligations under firm gas transportation agreements and leasehold payments. We intend to fund our contractual obligations through our internally generated cash flows from operations as well as from available borrowing under our revolving Working Capital Facility under our new Credit Facility. We believe that our sources of liquidity will be sufficient to meet our contractual obligations. The $200.0 million term debt was funded on February 8, 2007. The following table sets forth our contractual obligations as of June 30, 2007 (in thousands of dollars):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Term Debt(1)	$199,000	$2,000	$4,000	$4,000	$189,000
Pipeline Payments	192,962	14,221	40,543	39,203	98,995
Long-term Service Agreements	10,488	945	2,967	3,176	3,400
Other	2,333	262	413	413	1,245

Total	$404,783	$17,428	$47,923	$46,792	$292,640

(1)
Future interest obligations under our term debt are uncertain due to the variable interest rate. The term debt bears interest at an adjusted rate of LIBOR plus 175 basis points, or 7.125% at June 30, 2007. Based on a 7.125% interest rate at June 30, 2007, $14.1 million, $27.8 million, $27.3 million and $23.4 million would be due under the term debt facility in less than one year, one to three years, three to five years and more than five years, respectively.

Capital Expenditures and Major Maintenance

        We do not anticipate material capital expenditures related to the Plants. Capital expenditures totaled $0.4 million for the period from February 8, 2007 to June 30, 2007. We believe that annual capital expenditure limitations in our Credit Facility will not prevent us from meeting our ongoing capital needs.

        We incur costs for major maintenance on the Plants which is expended in the period incurred. We expect major maintenance expenditures in fiscal 2008 to be $30.3 million, with major maintenance having occurred at Hot Spring in October/November 2007. The remaining major maintenance schedule for the fiscal year 2008 consists of Hot Spring and Murray I, from February through April 2008. The timing of major maintenance expenditures is uncertain and can be delayed or accelerated depending on many factors including plant utilization, unexpected plant shut-downs for other reasons and unanticipated dispatch schedules. We budget anticipated major maintenance costs by using our estimate of future anticipated run time at each facility. This schedule can change based upon changes to actual run time.

Cash Flow Analysis

        The following table summarizes our changes in cash and cash equivalents:

From December 4, 2006 (Date of Inception) to June 30, 2007
(in thousands)
Statement of Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$(15,683)
Investing activities	(811,789)
Financing activities	917,787

Increase in cash and cash equivalents	90,315
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$90,315

        Cash Flows from Operating Activities.    Our operations commenced on February 8, 2007 when the KGLLC Acquisition was completed. Our cash flow from operations was negative during the period from December 4, 2006 (Date of Inception) to June 30, 2007, due to our operating expenses outpacing our revenues. The Plants did not generate positive cash flow in this period because of reduced operations in such months due to the seasonality of power demand. Our net loss was $19.0 million for the period ended June 30, 2007. We also incurred $6.7 million of cash interest in such period based on our outstanding credit facility.

        Cash Flows from Investing Activities.    Our cash flows used in investing activities in the period from December 4, 2006 (Date of Inception) to June 30, 2007 consisted of $773.9 million, net of fees and cash acquired, used in our February 8, 2007 acquisition of KGLLC. Additionally, we have restricted cash of $40.2 million as required by our credit and security deposit agreements. $413.8 million of the purchase price of KGLLC was used to repay the outstanding long-term debt associated with our predecessor's business.

        Cash Flows from Financing Activities.    Our cash flow from financing activities from December 4, 2006 (Date of from Inception) to June 30, 2007 consisted primarily of two significant items, the $725.1 million of net equity raised through the private offering and the $193.7 million of new term borrowings net of fees.

Off-Balance Sheet Arrangements

        The Company did not participate in or have any off-balance sheet arrangements in the period from December 4, 2006 (Date of Inception) to June 30, 2007 other than those described in the Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risks

        Our primary market risk is the potential impact of changes in interest rates on our variable rate borrowings. The terms of our new Credit Facility require us to maintain interest hedge arrangements to reduce our exposure to market risk from changes in the interest rate. As a result, we have entered into interest rate swaps in order to mitigate the risk associated with the variable rate borrowings.

        On May 4, 2007 we entered into six interest rate swap agreements. These interest rate swaps are intended to hedge the risk associated with variable interest rates. For each of the interest rate swaps, the Company pays its counterparty the equivalent of a fixed interest payment on a predetermined notional value, and we receive the equivalent of a floating interest payment based on three-month LIBOR rate calculated on the same notional value. These payments are made on a quarterly basis. While the notional value of each of the swaps does not vary over time, the swaps are designed to mature sequentially. The total notional amount of the swaps is $198.0 million with an average interest rate payable to KGen of 5.160%. The following is a summary of the swaps:

	Maturity Date	Notional Amount	Fair Value at June 30, 2007	Fixed Rate
	(in millions)
Contract #1	3-31-2008	$33.0	$21,524	5.250%
Contract #2	3-31-2009	$33.0	$43,471	5.172%
Contract #3	3-31-2010	$33.0	$133,575	5.113%
Contract #4	3-31-2011	$33.0	$233,261	5.115%
Contract #5	3-31-2012	$33.0	$306,775	5.138%
Contract #6	3-31-2013	$33.0	$379,941	5.169%

        As of June 30, 2007, the majority of our outstanding variable rate debt has been converted to a fixed rate through the swap agreements. We are exposed to credit related losses in the event of non-performance by counterparties to the interest rate swaps or caps, however our counterparties are major financial institutions and we consider such risk of loss to be minimal.

Discussion of Critical Accounting Policies

        In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles, KGen is required to use its judgment in making estimates and assumptions that affect the amounts reported in its financial statements and related notes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Many of our critical accounting policies are those subject to significant judgments and uncertainties which could potentially result in materially different results under different conditions and assumptions. Future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Recent Accounting Pronouncements

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. Consistent with its requirements, we will adopt FIN 48 effective July 1, 2007. We do not expect FIN 48 to have a material impact on our consolidated financial statements. For further discussion see Note 1 of the Notes to Consolidated Financial Statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. Rather, its application will be made pursuant to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS No. 157 are to be applied prospectively upon adoption, except for limited specified exceptions. The Company is evaluating the requirements of SFAS No. 157 and does not expect the adoption to have a material impact on its Balance Sheet or Statement of Operations.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. We will adopt SFAS No. 159 effective July 1, 2008. The Company is evaluating the requirements of SFAS No. 159 and does not expect the adoption to have a material impact on its Balance Sheet or Statement of Operations.

BUSINESS

Overview

        We acquire, own and operate electric power generation plants and sell electricity and electrical generation capacity in the United States. We sell power and related products to wholesale purchasers such as retail electric providers, power trading organizations, municipal utilities, electric power cooperatives and other power generation companies. Our business strategy is to acquire, own and operate power generation facilities which have the potential for increases in earning power and asset value from the anticipated continuing recovery of the United States energy markets. Our existing portfolio of facilities consists of five operational and fully permitted power plants located in the southeastern United States with state-of-the-art General Electric 7FA and 7EA gas turbines having an aggregate capacity of 3,030 MW. The Plants include four combined-cycle plants (Murray I, Murray II, Hot Spring and Hinds) and one simple-cycle plant (Sandersville). We acquired the Plants from an affiliate of MatlinPatterson on February 8, 2007. We plan to purchase additional power plants at prices which we determine to be a discount from their intrinsic, replacement, locational or operational values.

        Although our operations commenced with our acquisition of the Plants on February 8, 2007, the Plants' operations continued, without interruption, in the same manner and with substantially all of the same management, including our Chief Executive Officer, upon transfer from our predecessor. For ease of reference, we present operating and financial information for the Plants as owned by MatlinPatterson and by us on a combined basis in "Unaudited Adjusted Pro Forma Consolidated Combined Statement of Operations."

        The Plants are located in the southeastern United States. Under the current market conditions in the southeastern United States region, where regional utilities control the dispatching order, our combined-cycle facilities' annual capacity factors have historically ranged between 10% and 35%. We expect the electric power market in the southeastern United States region to return to equilibrium in the 2010-2014 timeframe as the electricity demand growth in the region continues. We believe this demand growth and the advent of more transparent and economic dispatch of regional system assets should result in increasing capacity demand, dispatch profile and improved profitability for the Plants.

        Four of the Plants operate as merchant power providers. The remaining plant, the Murray I combined-cycle plant, benefits from a fixed-price long-term power purchase agreement, or the GPC PPA, for all of its 630 MW of capacity with Georgia Power. The GPC PPA, which continues through May 2012, provides for fixed capacity payments, which have provided stable cash flow since June 2005. In addition to their energy value, the Plants have system stability value to the local utilities operating the transmission grid.

Market Overview

        Historically, vertically-integrated electric utilities with monopolistic control over franchised territories dominated the power generation industry in the United States. During the 1990s, a series of regulatory policies were partially implemented at both the federal and state levels to encourage competition in wholesale electricity markets and encourage the growth of independent power producers. As a result, independent power producers built new generation plants, purchased plants from regulated utilities and marketed wholesale power. In many regions, independent system operators, or ISOs, and regional transmission organizations, or RTOs, were created to provide transmission services, administer the new transparent and competitive power markets and maintain system reliability.

        The SERC Reliability Corporation, or SERC, is responsible for promoting, coordinating and ensuring the reliability and adequacy of the bulk power supply in its region. The SERC region includes portions of 16 states in the southeastern and central United States, and covers an area of approximately 560,000 square miles. SERC is divided geographically into five sub-regions that are identified as

Entergy, Gateway, Southern, TVA and VACAR. These areas are different in terms of power generation make-up, electricity demand growth, local transmission constraints and excess reserve margins. Our Plants are located in the Southern (Murray I and II and Sandersville) and Entergy (Hinds and Hot Spring) sub-regions. In addition, Murray II can access the TVA sub-region directly through a 620 MW interconnection.

        Unlike other markets, the SERC energy market is not a centralized market and does not have an ISO or RTO. Instead, power transactions in the market are effected through a variety of mechanisms ranging from spot sales to longer term sales. These transactions are typically under bilateral contracts with the major utilities in the aforementioned five sub-regions who perform the scheduling, reserve and reliability functions in their franchise regions that ISOs or RTOs typically administer elsewhere. Although the reliability functions performed are essentially the same, the primary differences between these markets lie in the physical delivery and price discovery mechanisms. Power sales and purchases are typically consummated bilaterally between individual counterparties and are physically delivered either within or across the control areas of the transmission owners. Transacting counterparties are required to reserve and purchase transmission services from the intervening transmission owners at their FERC-approved tariff rates, terms and conditions. Thus, energy and capacity prices in the SERC region are generally determined and agreed to in bilateral negotiations between representatives of the transacting counterparties, using market information gleaned by the individual marketing agents arranging the transactions as compared to more transparent price discovery in markets with ISOs or RTOs.

        We believe a number of market characteristics in the SERC region provide opportunities for improved value for KGen:

        Declining reserve margins.    For 2007, the forecast reserve margin for all of SERC is 31% as compared to the actual reserve margin of 40% in 2004. Additionally, demand for power in the SERC region is forecasted by the North American Electric Reliability Council, or NERC, to continue to grow 1.9% annually over the next ten years as compared to 1.5% per annum for the entire NERC region. This growth in demand is evidenced by The Southern Company setting five new peak demand records over a two week period in August 2007. Reserve margins within SERC are expected to decrease due to this increase in demand, as well as due to anticipated retirements of inefficient facilities. Declining reserve margins in regions neighboring SERC have also increased demand for power from generators within the SERC region and are expected to, in turn, push down reserve margins within SERC. See "Business—Regulatory Matters—Environmental Regulation" below.

        Aging generation stack.    A significant amount of SERC generation capacity is old and inefficient by present standards in the power generation industry. We believe as this capacity is removed from service as no longer economic to dispatch that opportunities will be created for independent suppliers such as KGen.

        Increasing transparency.    Due to the bilateral nature of the SERC market and domination of the market by utilities, the lowest cost source of power is often not dispatched to meet market demands. We believe that increasing regulatory scrutiny, both state and federal, should create a more open and transparent transmission system in the SERC markets that we believe should directly benefit efficient merchant power generators.

        Investment in transmission.    Utilities in the southeastern United States are forecasted to spend $8.9 billion over the next five years on transmission projects. Improved transmission should allow generators within the region easier access to key markets, including those in regions neighboring SERC.

Our Strategy

        We intend to use our current asset base as a platform to participate in acquisition opportunities during the anticipated recovery of the electricity markets in the United States. Our strategy includes the following elements:

  •
  Acquire assets in the continuing industry consolidation We intend to acquire power generation facilities in power regions that meet our investment criteria, provide significant potential for asset value, revenue, cash flow and earnings growth and can benefit from enhanced operating efficiencies. Our analysis of opportunities will take into account the benefits of acquiring a critical mass of assets in a region from energy management, operations and capital structure that can improve the facilities' overall performance to help meet our return requirements. We currently expect to maintain our outsourcing approach to enhance the scalability of our operations in the event of such acquisitions.

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  Execute a disciplined and opportunistic dispatch strategy We plan to sell energy and capacity into markets when pricing is most attractive. We currently sell and deliver our energy primarily in the short-term, day-ahead or real-time markets to maintain our flexibility and to be able to participate in the anticipated continuing market recovery. Should the electricity prices increase to a level we deem attractive as a long-term price, we would consider entering into long-term agreements to sell power and capacity that may significantly increase the value of our asset portfolio or enhance our earnings growth.

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  Focus on operational efficiency and excellence We focus on maintaining and enhancing our plant availability and operational reliability to take advantage of market opportunities. We are committed to operating our Plants in a safe, reliable and environmentally-compliant manner. We maintain lean staffing at our corporate levels and outsource our energy marketing, gas supply, plant operations and maintenance to increase the economic efficiency of our operations and benefit from our providers' scale, experience and credibility. We seek to align the interests of our outsource providers through proper economic incentives contained in our contractual relationships.

Our Power Plants

Plant	Location	Turbines	Heat Rate(1)	Total Capacity (MW)(2)	Commercial Operation Date
Combined-Cycle Plants
Murray I	Murray County, Georgia	7FA	7,250	630	June 2002
Murray II	Murray County, Georgia	7FA	7,250	620	June 2002
Hot Spring	Hot Spring County, Arkansas	7FA	7,150	620	June 2002
Hinds	Jackson, Mississippi	7FA	7,000	520	May 2001
Simple-Cycle Plant
Sandersville	Washington County, Georgia	7EA	12,150	640	June 2002

Total				3,030

(1)
Approximate heat rate at full-load summer operation without supplemental firing.
(2)
Nominal operating capacity.

        The Plants are strategically located within SERC such that, with a market recovery, they should be able to take advantage of their locations to generate high financial returns. They are also located with strategic access to the natural gas system, providing broad access to suppliers. In addition, the Plants have access, via wheeling, to other regional markets.

  The Murray Facility

        The Murray I and II plants, or Murray, commenced commercial operations in June 2002. It is comprised of two natural gas-fired, combined-cycle plants, Murray I and Murray II, with a combined nominal capacity of 1,250 MW, located in Murray County, Georgia between Chattanooga, Tennessee and Atlanta, Georgia. The 630 MW nominal capacity reflected for the Murray I facility is based upon the most recent performance testing done in connection with the GPC PPA. The plants have a common control room but operate independently. Each plant utilizes two natural gas-fired combustion turbine generators, two supplemental-fired heat recovery steam generators, a chiller system (for cooling of turbine inlet air in the summer), and one condensing steam turbine generator operating in combined-cycle mode.

        We and Georgia Power are parties to the seven-year GPC PPA pursuant to which Georgia Power has purchased the capacity of Murray I for the contract period and dispatches its energy as needed for the Georgia Power system. The contract commenced on June 1, 2005 and extends until May 31, 2012. We deliver power to Georgia Power at its Conasauga 500 kV substation. If Murray I is unavailable, we may provide energy sourced within The Southern Company transmission system from approved alternate resources. The capacity price was $75.22/kW-year in fiscal year 2007 (approximately $47.4 million per year) and escalates at 2.0% per annum, subject to seasonal and monthly availability adjustments (positive or negative) if availability of the plant is more or less than 96.0%. The energy price is equal to the guaranteed heat rate multiplied by the gas price which is based on three Louisiana Gas Daily indices plus the variable operations and maintenance and a start charge based on $10,000 per gas turbine start.

        The Murray plants are located on an approximately 49-acre site leased from the Board of Water, Light, and Sinking Fund Commissioners of the City of Dalton, Georgia, or Dalton Utilities. We hold the Murray plants through certain industrial revenue bond arrangements with the Murray County Industrial Development Authority in relation to which we pay fees in lieu of property taxes. Such fees for calendar 2006 were approximately $769,000.

Murray I Historical Performance Data

	Period from August 5, 2004 through June 30, 2005	Fiscal Year Ended June 30, 2006	Fiscal Year Ended June 30, 2007
Availability	99.3%	95.3%	94.3%
Capacity Factor	7.0%	13.9%	12.4%
Generation (GWh)	297	765	686
Fuel Consumption (MMBtu)	2,200,696	5,587,937	5,080,661
Average Heat Rate (Btu/kWh)(1)	7,418	7,308	7,406

(1)
Total Btu recorded at the gas billing meter divided by total KWh recorded at the electric revenue meter.

Murray II Historical Performance Data

	Period from August 5, 2004 through June 30, 2005	Fiscal Year Ended June 30, 2006	Fiscal Year Ended June 30, 2007
Availability	99.5%	98.4%	94.1%
Capacity Factor	8.4%	12.1%	11.5%
Generation (GWh)	351	655	624
Fuel Consumption (MMBtu)	2,581,523	4,883,910	4,620,003
Average Heat Rate (Btu/kWh)(1)	7,352	7,452	7,403

(1)
Total Btu recorded at the gas billing meter divided by total KWh recorded at the electric revenue meter.

  The Hinds Facility

        The Hinds facility commenced commercial operation in May 2001. It is a nominal 520 MW, natural gas-fired, combined-cycle facility located on an approximately 111-acre lot in Jackson, Mississippi. Hinds utilizes two natural gas-fired combustion turbine generators each fitted with an evaporative cooler to boost summer output, two unfired heat recovery steam generators and one condensing steam turbine generator operating in combined-cycle mode.

Hinds Historical Performance Data

	Period from August 5, 2004 through June 30, 2005	Fiscal Year Ended June 30, 2006	Fiscal Year Ended June 30, 2007
Availability	98.8%	99.4%	95.4%
Capacity Factor	17.0%	21.5%	31.2%
Generation (GWh)	672	980	1,420
Fuel Consumption (MMBtu)	4,916,005	6,994,442	10,125,717
Average Heat Rate (Btu/kWh)(1)	7,315	7,139	7,132

(1)
Total Btu recorded at the gas billing meter divided by total kWh recorded at the electric revenue meter.

  The Hot Spring Facility

        The Hot Spring facility commenced commercial operation in June 2002. It is a nominal 620 MW, natural gas-fired, combined-cycle facility located in Hot Spring County, Arkansas approximately 55 miles southwest of Little Rock, Arkansas. We hold the facility through certain industrial revenue bond arrangements with Hot Spring County, Arkansas in relation to which we pay fees in lieu of paying property taxes. Such fees for calendar 2006 were approximately $150,000. Hot Spring utilizes two natural gas-fired combustion turbine generators, two supplemental-fired heat recovery steam generators, a chiller system (for cooling of turbine inlet air in the summer), and one condensing steam turbine generator operating in combined-cycle mode. In addition, Hot Spring was designed with certain common facilities in place to support a second 620 MW unit. The Hot Spring plant is located on an approximately 393-acre site.

Hot Spring Historical Performance Data

	Period from August 5, 2004 through June 30, 2005	Fiscal Year Ended June 30, 2006	Fiscal Year Ended June 30, 2007
Availability	99.9%	99.0%	87.7%
Capacity Factor	8.3%	15.4%	16.0%
Generation (GWh)	362	834	867
Fuel Consumption (MMBtu)	2,669,093	6,042,678	6,305,285
Average Heat Rate (Btu/kWh)(1)	7,381	7,247	7,273

(1)
Total Btu recorded at the gas billing meter divided by total kWh recorded at the electric revenue meter.

  The Sandersville Facility

        The Sandersville facility is a nominal 640 MW natural gas-fired, simple-cycle facility located in Washington County, Georgia that commenced commercial operations in June 2002. Sandersville has eight GE 7EA combustion turbines. Each turbine is equipped with a dry low NOx combustion system, an air cooled generator and an inlet fogging system which boosts output during peak summer periods. Under our ownership, the Sandersville facility has been dispatched only a limited number of days. Because of its proximity and ability to start up quickly, Sandersville has been used as a back up for supply of power under the Murray I GPC PPA.

        We hold the Sandersville plant through certain industrial bond arrangements with the Development Authority of Washington County in relation to which we pay fees in lieu of property taxes. Such fees for 2006 were approximately $355,000.

Sandersville Historical Performance Data

	Period from August 5, 2004 through June 30, 2005	Fiscal Year Ended June 30, 2006	Fiscal Year Ended June 30, 2007
Availability	100.0%	96.6%	96.9%
Capacity Factor	0.0%	0.2%	0.4%
Generation (GWh)	0	10	21
Fuel Consumption (MMBtu)	0	127,137	255,181
Average Heat Rate (Btu/kWh)(1)	N/A	12,357	12,363

(1)
Total Btu recorded at the gas billing meter divided by total kWh recorded at the electric revenue meter.

Our Operations

        Our management includes a core group of industry veterans who direct and implement our strategy. We have leveraged the capabilities of this core team by using third-party outsource providers to manage and maintain our facilities and to assist in marketing our capacity and energy.

        The Plants are operated pursuant to operation and maintenance agreements with DEGS. DEGS provides operations, certain accounting, human resources, engineering, environmental, health and safety compliance and other services for the Plants. Many of the DEGS personnel at the Plants have worked there since the Plants commenced operations. DEGS utilizes its own personnel, supplemented by outside contractors on an as-needed basis, to perform such services. DEGS also provides, when requested, technical and commercial services, health and safety services and human resources support for plant employees.

        The energy management services for the power capacity of the Plants are provided by Fortis. The services provided by Fortis include seeking purchasers for our merchant power sales and handling our natural gas purchases to meet operating needs for electricity placed through Fortis and providing administrative services for the tracking of power sales and gas purchases. Our natural gas needs under the GPC PPA are arranged by Sequent under our long-term agreement with it. Under our energy management arrangements with Fortis, we are able to use Fortis' balance sheet through back-to-back sales which streamlines our sales process and allows us to enter into transactions that we might not otherwise be able to do.

        All of the Plants began operations in May 2001 or June 2002. Since inception our combined-cycle plants have been maintained pursuant to long-term service agreements, or LTSA's, with GEI. Average availability at the Plants was 90.0% for the period from February 8, 2007 to June 30, 2007. The Plants are fully operational with all required permits, transmission interconnections and gas transportation access. In addition, the use of standardized equipment in the Plants creates economies of scale with respect to operations and maintenance, spare parts and capital equipment inventory.

Seasonality

        The electric power industry is highly seasonal. In the summer months, especially in the southeastern United States, demand for electricity is usually much higher as a result of increased use of air conditioning. Our results of operations are subject to seasonal variations since demand for electricity, and thus production capacity, varies with weather conditions. Four of the Plants operate as merchant facilities without long-term purchase agreements, and therefore are exposed to significant volatility in prices and generation demand. We earn the majority of our operating income in the five summer months, May through September. During these months, we generate the majority of our annual operating income. The shoulder months, months other than the peak summer months, historically have not been profitable for KGen and are the months during which we seek to perform scheduled maintenance-related activities.

Principal Customers

        Currently, Georgia Power is our most significant customer, with payments by it under the GPC PPA accounting for 40% of our and our predecessor's revenues for the 12 months ended June 30, 2007. Most of our remaining sales are merchant sales made through Fortis on a back-to-back basis, which are approved by us. Entergy Services and The Southern Company represent the principal ultimate customers of merchant sales made through Fortis, representing more than 75% of such merchant sales.

Power Transmission

        Our Murray I facility is interconnected to the Georgia Integrated Transmission System, or GITS, at the Conasauga 500 kV, substation pursuant to a long-term interconnection agreement with Georgia Power. Murray II interconnects at the 230 kV Loopers Farm switching station with (i) the GITS pursuant to a long-term interconnection agreement with Dalton Utilities and (ii) the Tennessee Valley Authority, or the TVA, transmission system pursuant to a long-term interconnection agreement with TVA. The most significant improvement to the Murray facility since our predecessor acquired the Plants from Duke Energy North America, or DENA, was completion of the interconnect agreement with TVA in March 2006 which enables Murray II to deliver energy into the TVA system or the GITS.

        Our Hinds facility is interconnected to Entergy Services' transmission system at the 230 kV Lakeover substation pursuant to a long-term interconnection agreement with Entergy Mississippi.

        Our Hot Spring facility is interconnected to Entergy Services' transmission system at the 500 kV Etta substation pursuant to a long-term interconnection agreement with Entergy Arkansas.

        Our Sandersville facility is interconnected to the GITS at the 500 kV Warthen substation pursuant to a long-term interconnection agreement with Georgia Power.

Gas Supply

        Our source of fuel to generate electricity is natural gas and we purchase gas generally on a short-term basis, primarily on a day-ahead basis. Even when we have entered into longer term gas purchase agreements of up to 30 days, we generally have had pricing that is based on the spot natural gas price index. In this way, we seek to match our electricity pricing exposure, as our sales are generally made on a day-ahead basis.

        Our only committed source of natural gas is the Sequent contract, which provides natural gas supplies to our Murray I facility through May 31, 2012, the date on which the GPC PPA terminates and provides us the benefit of the Sequent credit in connection with such purchases. To minimize risk, the gas price paid to Sequent is a day-ahead gas price calculated using an index formula similar in basis to gas pricing under the GPC PPA. Sequent provides firm gas supply sufficient to supply the requirements for Murray I. Sequent delivers natural gas to a pipeline receipt point from which we have firm long-term contracts that begin to expire in 2016 with East Tennessee Natural Gas Company sufficient for all deliveries from Sequent to Murray I.

        Natural gas is delivered to our Hinds facility through a 2.5-mile pipeline interconnected to Texas Eastern Transmission Corporation, or TETCO. We have gas transportation contracts with TETCO that are terminable upon two years' notice that provide firm capacity of 80,000 Dth/day, in our summer peak period and lesser amounts in the other parts of the year and provide interruptible capacity of 100,000 Dth/day year round.

        At our Hot Spring facility, natural gas is delivered through a lateral pipeline interconnected to a system owned by a subsidiary of CenterPoint Energy, Inc. We have long-term pipeline transportation contracts that expire in 2022 with CenterPoint that provide firm capacity of 98,000 Dth/day in our summer peak period and 50,000 Dth/day in the other parts of the year and provide interruptible capacity of 50,000 Dth/day for the year round.

        We do not have any firm pipeline transport contracts in place for our Sandersville facility. We can have natural gas delivered to Sandersville through an interconnection with Southern Natural Gas Company, a subsidiary of El Paso Gas Company, with which we have secured monthly interruptible transportation services.

Competition

        Since our Murray I facility is subject to a long-term unit contingent contract with Georgia Power and is a designated network resource to Georgia Power, we will not face substantial competition with respect to the sale of the Murray I plant's capacity until termination of the contract, or May 2012. The remaining plants in our portfolio currently operate on a merchant basis. As a result, we face competition from the power generation plants operated by The Southern Company, Entergy Services, other utilities and from other merchant generators within the SERC region and outside the SERC region for electricity orders. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the government of the United States. However, it is not possible to predict the nature of any such legislation or regulation that may ultimately be adopted or its effects upon our future operations.

Employees

        As of June 30, 2007, we employed 22 people all of whom are located at our corporate office in Houston, Texas.

Regulatory Matters

  Overview

        We are subject to U.S. federal, state, and local energy and environmental laws and regulations applicable to the development, ownership and operation of the Plants. Federal laws and regulations govern, among other things, types of fuel used, the type of energy produced, power plant ownership, the rates, terms and conditions of wholesale electricity sales and corporate transactions involving entities that engage in wholesale sales and interstate transmission of electricity. State energy laws govern, among other things, utility rates, terms of retail sales, determinations of need for new facilities, land use and local permitting. Power projects also are subject to laws and regulations governing environmental emissions and other substances produced by a plant, along with the geographical location, zoning, land use and operation of a plant. Applicable federal environmental laws typically have state and local enforcement and implementation provisions. These environmental laws and regulations generally require that a wide variety of permits and other approvals be obtained before construction or operation of a power plant commences and that the facility operate in compliance therewith.

  Federal Regulation and the Federal Energy Regulatory Commission

        FERC is an independent regulatory commission within the Department of Energy that, among other things, regulates the transmission and wholesale sale of electricity in interstate commerce under the authority of the Federal Power Act, or FPA. Each of our subsidiary generating companies make wholesale sales of electricity and is a "public utility" under the FPA, subject to regulation by the FERC. In addition, FERC determines whether a company that owns or operates a generation facility qualifies for Exempt Wholesale Generator, or EWG, status under the Public Utility Holding Company Act of 2005, or PUHCA of 2005. Each of the Plants is owned through subsidiaries that have been determined to be EWGs. This permits us to be exempt from most regulation as a holding company under PUHCA of 2005. The scope of holding company regulation was changed by passage of the Energy Policy Act of 2005, or EPAct.

        Federal Power Act.    The FPA gives FERC exclusive rate-making jurisdiction over wholesale sales of electricity and transmission of electricity in interstate commerce. Under the FPA, FERC, with certain exceptions, regulates entities that engage in wholesale sales of electricity and transmission of electricity in interstate commerce as "public utilities." Public utilities under the FPA are required to obtain FERC's acceptance, pursuant to Section 205 of the FPA, of their rate schedules and tariffs under which they sell electricity at wholesale. FERC has granted each of our generating companies the authority to sell electricity at market-based rates. FERC's orders that grant our generating companies market-based rate authority reserve the right to revoke or revise that authority if FERC subsequently determines that we can exercise market power in transmission or generation, create barriers to entry or engage in abusive affiliate transactions. As a condition to the orders granting our generating companies market based rate authority, every three years we are required to file a market power update to show that the companies continue to meet FERC's standards with respect to generation market power and other criteria used to evaluate whether entities qualify for market-based rates. We are also required to report to FERC any material change in status that would reflect a departure from the characteristics that FERC relied upon when it granted our various generating companies' market-based rates, and our generating companies are required to make quarterly electronic filings with FERC providing information on sales of electric power.

        The market-based rate sales made by our generating companies are subject to certain market behavior rules. The market behavior rules make it unlawful for any entity involved directly or indirectly in a FERC jurisdictional transaction to intentionally defraud, make untrue statements or omit material facts. If any of our generating companies were deemed to have violated one of those rules, they could be subject to potential civil or criminal penalties, disgorgement of profits associated with the violation and/or suspension or revocation of their market-based rate authority.

        If our generating companies were to lose their market-based rate authority, such companies would be required to obtain FERC's acceptance to sell power at cost-based rates. Our company then would become subject to the accounting, record-keeping and reporting requirements that are imposed on utilities with cost-based rate schedules.

        In addition, Section 204 of the FPA gives FERC jurisdiction over a public utility's issuance of securities or assumption of liabilities. However, FERC typically grants blanket approval for future securities issuances or assumptions of liabilities to entities with market-based rate authority. FERC granted such blanket authority to our generating companies. In the event that one of our public utility generating companies were to lose its market-based rate authority, such company's future securities issuances or assumptions of liabilities could require prior approval of the FERC.

        The FPA also gives FERC jurisdiction to review certain corporate transactions and numerous other activities of public utilities, including mergers or consolidations involving public utilities, certain transfers of public utility and electric generation facilities, certain purchases by a public utility of the securities of another public utility, and certain public utility holding company purchases of securities and direct or indirect mergers and consolidations. FERC will grant approval under FPA Section 203 if it finds that the proposed transaction will be consistent with the public interest and does not raise concerns with respect to cross-subsidization involving a traditional public utility that has captive customers which receive services at cost-based rates.

        In compliance with Section 215 of the EPAct, FERC has approved the North American Electric Reliability Corporation, or NERC, as the national Electric Reliability Organization, or ERO. As the ERO, NERC is responsible for the development and enforcement of mandatory electric reliability standards for the wholesale electric power system. Our subsidiary generating companies are responsible for complying with the standards in the regions in which they operate. The ERO can assess civil penalties for non-compliance with the standards.

        Public Utility Holding Company Act of 2005.    The PUHCA of 2005 permits FERC access to the books and records of holding companies if necessary for determining jurisdictional rates. FERC has also implemented the PUHCA of 2005 rules governing accounting, record retention and reporting, as required by EPAct. Because we are a holding company under the PUHCA of 2005 solely as the result of owning one or more EWGs, we and our subsidiary generating companies are exempt from FERC access to books and records under the PUHCA of 2005. However, FERC has asserted independent authority under the FPA granting it access to the books and records of public utilities and holding companies. Moreover, state regulatory authorities have a parallel authority under the PUHCA of 2005 concerning access to books and records of holding companies if necessary for determining jurisdictional rates. Our subsidiary companies' EWG status does not exempt them or us from such state authority.

  Environmental Regulation

        The construction and operation of power projects are subject to extensive environmental protection and land use laws and regulations in the United States. Environmental laws and regulations that apply to us primarily involve emissions into the air, discharges to surface waters and the use of water, but often also include wetlands preservation, endangered species preservation, waste disposal and noise abatement. These laws and regulations often require us to follow lengthy and complex procedures to obtain licenses, permits and approvals for the Plants and operations from federal, state and local agencies. Based on current trends, we expect that environmental and land use laws and regulations will continue to change and become more stringent with time. If such laws and regulations or the terms of our licenses, permits or approvals are changed and our facilities are not grandfathered or excluded from these changes, we may need to make significant capital expenditures for modifications to project technologies and facilities to maintain compliance. We do not anticipate incurring material capital expenditures related to environmental compliance in 2007 or 2008.

        Clean Air Act.    There are three parts of the Clean Air Act that are particularly relevant to electricity generation facilities: Title I—National Ambient Air Quality Standards; Title IV—Acid Deposition Control; and Title V—The Clean Air Act Permit Program. Most of the permit and regulatory requirements that apply to the Plants arise under Titles IV and V. Title IV affects all fossil fuel-fired generation facilities and requires covered sources to generate or obtain annual credits for sulfur dioxide, or SO2, emissions. Title V affects all emission sources, including gas-fired electricity generation facilities. Title V requires that we obtain comprehensive air emission control permits for the Plants that are classified as major sources under the Clean Air Act. In cases where the Plants are subject to Title V permitting program, we have applied for and obtained Title V permits for our operations.

        Under Title I of the federal Clean Air Act, if National Ambient Air Quality Standards, or NAAQS, are violated in a region, that area is designated as a non-attainment area by the United States Environmental Protection Agency, or EPA, and is given a deadline for reaching compliance. The relevant state is required to submit a state implementation plan, or SIP, detailing how regional attainment will be achieved within the prescribed time limit. In response to SIP requirements, 19 states in the eastern United States (including seven states in the SERC region—Alabama, Illinois, Kentucky, North Carolina, South Carolina, Virginia and Tennessee) have established a seasonal nitrogen oxide, or NOx, cap and trade program, whereby seasonal NOx reductions are achieved using market mechanisms. Most of the nation's non-attainment areas are located within these states. The EPA requires most of the regions covered by this program to demonstrate attainment by 2009 to 2010.

        Proposed and Recently Adopted Air Quality Regulations.    On March 10, 2005, the EPA promulgated final regulations for the Clean Air Interstate Rule, or CAIR, which expands the NOx and SO2 cap and trade programs established for states in the eastern and southeastern United States under the 1998 federal NOx SIP Call Rule. CAIR is a two-phase program with declining compliance caps for NOx in 2009 and 2015 and for SO2 in 2010 and 2015. On August 24, 2005, the EPA published a proposed Federal Implementation Plan, or FIP, to ensure that power generators affected by CAIR reduce emissions on schedule. In parallel actions in late 2005, the EPA proposed the second phase of the 8-hour ozone NAAQS rule relating to NOx emissions and signed proposed revisions to address attainment of NAAQS for "fine particulates," or "PM2.5," which will require affected states to implement further rules to address SO2 and NOx emissions.

        Numerous environmental groups, states and industry organizations challenged aspects of the CAIR. The challenges were consolidated into the proceeding titled South Coast Air Quality Management District v. EPA. In December 2006, the U.S. Circuit Court for the D.C. Circuit overturned portions of the EPA's Phase I CAIR implementation rule for the new 8-hour ozone standard holding that the EPA could revoke the existing one-hour standard as long as there was no "backsliding" from more stringent control measures. This ruling may result in the imposition of fees under Section 185 of the Clean Air Act on facilities with volatile organic hydrocarbon, or VOC, and NOx emissions in severe ozone non-attainment areas.

        The states where we operate are in the process of modifying the relevant state SIPs to implement reductions in NOx and SO2 emissions as mandated by CAIR. CAIR could affect our power generation operations by requiring that we generate or obtain through the emission trading market credits for NOx and SO2 emissions from the Plants or that we modify the Plants to further reduce emissions. As the allowable caps on NOx and SO2 emissions decrease, we anticipate that the cost to acquire emission credits will increase. If we were unable to satisfy some or all of our environmental commitments with emissions allowances, either because of regulatory changes or an inability to obtain emissions allowances, we could be required to take alternative actions, which may include reduced plant operation or shutdown or additional capital expenditures to comply with the Clean Air Act.

        Site Remediation Liability.    Certain federal and state environmental laws impose joint and several liability without regard to fault for costs required to clean up and restore sites where hazardous substances have been or could be released. We could be responsible under these laws for liabilities associated with the environmental condition of power generation plants that we own or operate or locations where we have arranged for the disposal of hazardous substances. We are also subject to environmental laws and regulations that require us to report and respond to spills and releases that may occur as a result of our operations. We are not currently subject to material liabilities or obligations to investigate, clean-up or monitor on-site or off-site environmental contamination under these environmental laws.

  Properties

        Our corporate headquarters are located in Houston, Texas. As of June 30, 2007, we lease approximately 10,800 square feet of office space. On August 8, 2007, we amended our existing office lease to include an additional 9,400 square feet. In addition, we own and lease various real property and facilities relating to our power generation business. We believe we have satisfactory title to the Plants and our facilities in accordance with standards generally accepted in the electric power industry, subject to exceptions that, in our opinion, should not have a material adverse effect on the use or value of our portfolio. Our properties are as follows:

Site Name	Location	Owned/Leased
Corporate Office	Houston, TX	Leased
Murray	Dalton, GA	Leased(1)(2)
Hinds	Jackson, MS	Owned
Hot Spring	Malvern, AR	Leased(2)
Sandersville	Warthen, GA	Leased(2)

(1)
Real property is leased but the generation assets are owned
(2)
Generation assets and real property are leased in relation to the Industrial Revenue Bonds mentioned in Note 9 of the Notes to Consolidated Financial Statements. There is a bargain purchase option whereby we can acquire the asset at the end of the lease for a nominal price.

Insurance

        We carry insurance coverage consistent with companies engaged in similar commercial operations with similar properties, including business interruption insurance for our combined-cycle facilities. However, our insurance policies are subject to certain limits and deductibles as well as policy exclusions. Adequate insurance coverage in the future may be more expensive or may not be available on commercially reasonable terms. Also, the insurance proceeds received for any loss of or any damage to any of our generation facilities may not be sufficient to restore the loss or damage without negative impact on our financial condition, results of operations or cash flows.

Litigation

        KGen Hinds LLC is a complainant in civil action relating to the payments in lieu of taxes on the real and personal property of KGen Hinds for 2006. KGen Hinds is disputing the defendants' claim that KGen Hinds owes approximately $1.6 million for payments in lieu of taxes for 2006. We have also disputed the County assessment for the 2007 property tax.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information about the persons currently serving as our directors and named executive officers as of November 1, 2007:

Name	Age	Position
Gerald Lindner	63	Chairman of the Board and Chief Executive Officer
Donald Boyd	59	Chief Operating Officer and Executive Vice President
James Sweeney	49	Senior Vice President, Energy Management
Richard McLean	47	Chief Financial Officer, Senior Vice President and Treasurer
William Marlow	40	General Counsel and Secretary
Daniel East	34	Vice President, Strategic Planning and Development
Kevin Redmond	43	Chief Accounting Officer and Controller
William Grealis	62	Director
W. Harrison Wellford	67	Director
Ramon Betolaza	37	Director
Joseph Piazza	64	Director

Executive Officers

Gerald Lindner

        Mr. Lindner has been our Chairman of the Board and Chief Executive Officer since our formation and was Chief Executive Officer of our predecessor from May 2004. Mr. Lindner also serves on the boards of NorthernStar Natural Gas Inc. and Noral Holding Company. From 2002 to 2004, Mr. Lindner was the Co-Head of the Power & Utilities Group for Alvarez & Marsal, one of the top restructuring firms in the energy and power industry and an advisor to MatlinPatterson on our acquisition of the DENA southeast power plant portfolio and on the restructuring and ownership of NRG Energy. From 1995 to 2002, Mr. Lindner was the founder and Chairman of Opus Power LLC, which worked as an advisor and partner with several major private equity firms (JPMorgan, Carlyle UK) and utilities (AEP) on the acquisition of power assets or companies. Mr. Lindner holds a BS in math and economics from St. Mary's College and an MBA from University of California, Los Angeles.

Donald Boyd

        Mr. Boyd was named Chief Operating Officer in February 2007. He has been our Executive Vice President since our formation and was an officer of our predecessor from May 2004. From 1996 to 2003, Mr. Boyd was Senior Vice President and Managing Director Asia Pacific for American Electric Power. Prior to that he spent 23 years with Asea Brown Boveri and its predecessor companies. Mr. Boyd has served as a board member on public and private companies focused on power generation and distribution. Mr. Boyd holds a BS in Aerospace Engineering from the University of Tennessee and an MA in International Management from the University of Stockholm.

James Sweeney

        Mr. Sweeney has been our Senior Vice President, Energy Management since our formation and held that position with our predecessor from June 2004. Prior to joining KGen, Mr. Sweeney was employed by American Electric Power as Vice President-M&A and Divestitures from 2002 to 2004, and as Vice President-Latin America from 1998 to 2002. From 1987 to 1998, Mr. Sweeney held various senior positions at LG&E Energy (formerly Hadson & Ultrasystems) including Vice President-Latin American Development. Mr. Sweeney has a BS in electrical engineering from Worcester Polytechnic Institute and an ME in power systems from Rensselaer Polytechnic Institute.

Richard McLean

        Mr. McLean has been our Chief Financial Officer, Senior Vice President and Treasurer since our formation. He joined our predecessor as Treasurer in September 2004. Mr. McLean was a Managing Director in ABN Amro's Energy and Power Group from 2001 to 2004. Responsibilities included M&A and project finance advisory assignments with companies such as ConocoPhillips, ExxonMobil and Chevron. From 1996 to 2001, Mr. McLean worked in Bank of America's Energy and Power group advising and arranging project financings and M&A transactions. Prior to 1996, Mr. McLean held a number of financial positions within Conoco Inc. Mr. McLean received a BA in administration and an MBA from Sam Houston State.

William Marlow

        Mr. Marlow has been our General Counsel and Secretary since our formation and held that position with our predecessor from March 2005. Mr. Marlow was an attorney at Bracewell & Patterson LLP from 1992 to 2005 where he left as a partner in the Real Estate, Energy, and Finance practice group. Mr. Marlow holds a BBA from the University of Houston and a JD from The University of Texas School of Law.

Daniel East

        Mr. East has been our Vice President, Strategic Planning and Development since our formation and was employed with our predecessor from November 2004. Prior to that Mr. East was employed by Dynegy from 1998 to 2004. During that time, Mr. East worked in a number of roles in the Strategy & Planning group including Senior Director, Strategic Market Analysis and Senior Director, Strategy & Planning—Europe. His responsibilities during that period included managing the analysis of M&A transactions, originated structured transactions and the energy commodity markets. Mr. East received a BBA from the University of Houston and an MBA from Rice University.

Kevin Redmond

        Mr. Redmond has been our Chief Accounting Officer and Controller since our formation. Mr. Redmond joined our predecessor as Controller in March 2005. Mr. Redmond has over 15 years of experience working with energy related companies. Mr. Redmond began his career working as an internal auditor for a national printing company. Mr. Redmond subsequently joined Ernst and Young, LLP, an international accounting firm and worked primarily in the Energy group focusing on power/energy clients during his four year tenure. Mr. Redmond later joined Tractebel Power, Inc. (aka Suez Energy Generation) and ultimately become Vice President, Controller during his eight-year tenure from 1996 to 2004. Mr. Redmond also worked with a local consulting firm, Sirius Solutions, from 2004 to 2005, providing Sarbanes Oxley implementation assistance to energy companies. Mr. Redmond has a BS degree from Texas A&M University and an MBA from University of Houston. He is a licensed Certified Public Accountant.

Non-Executive Directors

William Grealis

        Mr. Grealis became a director in February 2007. He currently serves on the board of Comverge, Inc. From April 2000 through May 2005, Mr. Grealis was Executive Vice President of Cinergy Corp., a gas and electric company. Over Mr. Grealis' 10 years at Cinergy, he held numerous offices with profit and loss responsibility for Cinergy's largest divisions. Mr. Grealis was Legal Advisor to the Vice Chairman of the Federal Energy Regulatory Commission from 1975 through March of 1977, and was an associate and partner at the law firm of Akin, Gump, Strauss, Hauer and Feld from 1977 through 1995. Mr. Grealis is currently retired. Mr. Grealis holds a BA from Ohio University and a JD from the University of Akron.

W. Harrison Wellford

        Mr. Wellford became a director in February 2007. He is the founder and Managing Partner of Energy Capital Ventures, a private equity firm investing in renewable energy. He has also served as Vice Chairman of Sithe Energies and as President of Current to Current Corporation. From November 1991 to June 2006, he was a partner in the law firm of Latham & Watkins, where he was Chair of the Energy and International practice groups. Mr. Wellford serves as a Director of WorldWater and Solar Technologies Corporation and has served as a Director of General Nutrition Companies, Inc. from 1996 to 2000 and as a Director of Sithe Energies, Inc. from 1990 to 1991. He has also served as White House transition adviser to Presidents Carter and Clinton and as Executive Director for Reorganization and Management in the Office of Management and Budget in the Executive Office of the President from 1977 to 1981. Mr. Wellford is a fellow of the National Academy of Public Administration and holds a PhD from Harvard University and JD from Georgetown University. His most recent article on Presidential Transitions was published by the Brookings Institution in September 2007.

Ramon Betolaza

        Mr. Betolaza became a director in May 2007. He is a partner at MatlinPatterson Global Advisers LLC. He has been a partner since the creation of MatlinPatterson as an independent private equity firm in July 2002. MatlinPatterson manages MatlinPatterson Global Opportunities Partners I, II, and III with aggregate capital commitments of over $9.0 billion. Mr. Betolaza has over 11 years of experience in securities investing and has made investments and engaged in transactions in North America, Europe, and Asia. Prior to July 2002, Mr. Betolaza was a director of CSFB's Distressed Group in London which he joined in 1997. Before joining CSFB, Mr. Betolaza was an analyst in the Special Situations team at Banco Santander in London from 1996 to 1997. Mr. Betolaza holds an MBA from Instituto de Empresa in Madrid and a Degree in Economics and Financial Management from Universidad Comercial de Deusto, Bilbao. Mr. Betolaza serves on behalf of MatlinPatterson on the boards of Polymer Group, Inc. (NYSE Listed, US), NorthernStar Natural Gas Inc. (US), Teesside Gas Processing Plant Ltd (UK), Michel Thierry SA (FR), Cerruti SA (IT+FR), Matussiere et Forest SA (FR), and Novacare SA (FR). Mr. Betolaza previously served on behalf of MatlinPatterson on the board of NRG Energy, Inc. (NYSE Listed US). Mr. Betolaza is also a member of the International Advisory Board for the Instituto de Empresa Fund, a U.S. not-for-profit organization.

Joseph Piazza

        Mr. Piazza became a director in August 2007. He has been a special advisor to Cheyene Capital Fund LLC, since January 2006. From July 2004 to December 2005, he served as President of S & Y Asset Management, a wealth management firm that is an affiliate of Stone & Youngberg LLC. In August 2002, Mr. Piazza founded Bridge Group Holdings LLC, an advisory and brokerage company, and served as its Chief Executive Officer until July 2004. From November 1998 through August 2002, Mr. Piazza was associated with the investment banking firm Robertson Stephens where he served as a member of the management committee and as the founder and Director of the firm's Financial Services Division. Prior to joining Robertson Stephens in 1998, Mr. Piazza was the founder and Director of the Private Asset Management Department of Furman Selz. After Furman was acquired by ING, he assumed a senior position in ING's private banking group in the United States. Before joining Furman in 1995, Mr. Piazza founded and managed the private client department at Montgomery Securities, prior to its acquisition by Bank of America. At both Furman and Montgomery, Mr. Piazza served in senior corporate roles, including Furman's board of directors and Montgomery's management committee. Before focusing on asset and wealth management, Mr. Piazza was a senior executive in research and capital markets from 1970 to 1991. During that period, he was the head of the equity Division at Dillon Reed, where he managed the firm's sales, trading and research departments. He also served on Dillon's board of directors. He also was the head of Institutional Sales at Donaldson Lufkin and Jenrette, where he also served on the board of directors. Prior to these management roles, Mr. Piazza was a Vice President of sales and trading at Goldman Sachs.

Board of Directors

  General

        Our Board consists of five directors. One director, Mr. Lindner, is an executive director. The remaining four directors are considered "independent directors" under NASDAQ standards.

  Committees of the Board

        Our Board has operated without a separate audit committee while it has been a private company. The Board formed a compensation committee and a nominating and governance committee composed of non-executive directors since the commencement of commercial operations on February 8, 2007 but no charters have been adopted to date. Prior to the commencement of this offering, our Board will establish an audit committee and adopt charters for the audit, compensation and nominating and corporate governance committees. These three committees' functions are described below.

        Audit Committee.    Our audit committee will primarily focus on the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Our audit committee's duties will include:

  •
  selecting the independent auditor for approval by our stockholders;

  •
  reviewing the scope of the audit to be conducted by them, as well as the results of their audit;

  •
  approving audit and non-audit services provided to us by the independent auditor;

  •
  reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

  •
  overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

  •
  reviewing and approving related-party transactions and preparing reports for the Board on such related-party transactions; and

  •
  conducting other reviews relating to compliance by our employees with our policies and applicable laws.

        The audit committee will meet as often as it determines necessary but not less than once every fiscal quarter.

        Compensation Committee.    Our compensation committee's duties will include:

  •
  monitoring our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and

  •
  reviewing and approving executive compensation and broad-based and incentive compensation plans.

        The compensation committee will meet as often as it determines necessary.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee's duties will include:

  •
  selecting potential candidates for our Board;

  •
  developing and reviewing our governance principles annually;

  •
  reviewing director compensation and benefits annually; and

  •
  making recommendations to our Board concerning the structure and membership of the other board committees.

        The nominating and corporate governance committee will meet as often as it determines necessary but not less than once every fiscal year.

Code of Business Conduct and Ethics

        We have adopted a code of conduct for each of our employees to follow. Our management insists on integrity, honesty and ethical behavior in the workplace and therefore, we requested that each employee affirm, via a written statement, that they are not aware of any code of conduct violation. Additionally, we have given our employees access to a hotline where employees can report any violations of the code of conduct on an anonymous basis.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This compensation discussion describes the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers as of June 30, 2007, each as named in the tables below. We refer to these officers collectively as "named executive officers." The compensation information in the following tables and related footnotes includes information with respect to compensation prior to the operation of our businesses as an entity independent of MatlinPatterson, the private equity investor that controlled our predecessor until February 8, 2007. Compensation of the named executive officers immediately following the acquisition of the business from MatlinPatterson in February 2007 was revised by Friedman, Billings, Ramsey & Co., Inc. and MatlinPatterson as part of the terms of the acquisition and approved by our sole director, and included certain compensation elements carried over from our prior operations and other compensation and equity incentives described to investors in our initial private placement of shares of common stock in December 2006, the proceeds of which were used as part of the purchase price paid to MatlinPatterson. As a result, the historical compensation may not represent the compensation approaches that will be taken by our Compensation Committee and our Board of Directors after the commencement of this offering.

        KGen was formed to purchase the Plants from MatlinPatterson. Although our operations commenced with our acquisition of the Plants on February 8, 2007, the Plants' operations continued, without interruption, in the same manner and with substantially all of the same management, including our Chief Executive Officer, upon transfer from our predecessor. As a result, much of our initial compensation program as applied to the fiscal year ended June 30, 2007 was inherited from our predecessor. MatlinPatterson was a private equity investor, and therefore its primary goals were creating value in the Company that could be realized through a sale or listing. The incentives that it designed for the named executive officers were designed to align their interests with these goals, which resulted in compensation heavily weighted towards cash payments and annual and result oriented bonuses related to the MatlinPatterson financial goals of capturing a return for its investors on the assets that it had purchased, including the MP Assets, which were sold separately, and the assets that remain part of our Company.

        We are committed to developing a compensation program that aligns the interests of our executives and stockholders on a basis consistent with our business subsequent to control by MatlinPatterson. Our Compensation Committee took the first steps in this direction when it reviewed and determined the bonus levels to recommend to the Board of Directors for the fiscal year ended June 30, 2007. In addition, our Board of Directors, at the suggestion of the Compensation Committee, has retained Pearl Meyer & Partners to assist in the review of compensation levels, beginning with our current fiscal year, and in the ongoing design of compensation levels and approaches. The initial task of Pearl Meyer was to identify a peer group of firms from which to compare compensation at KGen. As independent power producers with information available as public companies are significantly larger, at the suggestion of Pearl Meyer, to broaden our peer firm group we identified additional smaller firms in the Houston, Texas market that were not power companies but with which we may compete for executive talent. Within the peer group, our Compensation Committee has determined a range of acceptable percentages of peer compensation for the named executive officers. The Compensation Committee has also determined a range of bonus availability for each named executive officer and delegated to our Chief Executive Officer the task of creating individual and corporate goals and metrics for the purpose of computing the percentage to actually be paid as bonus. When such metrics have been determined, the Compensation Committee will review and approve them. The Compensation Committee has also reviewed for the current fiscal year the other perquisites and elements of compensation other than long-term equity compensation programs, which have been deferred to a date closer to the date the Company is publicly traded. We believe the current compensation is in line with our peer firms.

        Our compensation of the named executive officers is designed to encourage behavior consistent with our primary objective of maintaining and growing our asset base to position the Company to benefit from the expected long-term recovery of the power generation business. Current financial and operating performance is important as it relates to this primary objective. However, we do not want to encourage maximizing short-term earnings at the expense of long-term value. In connection with the February 2007 acquisition, we entered into employment agreements with the named executive officers and established share option programs tied to appreciation of our shares and liquidity through a public listing of the shares, share ownership requirements for our named executive officers and bonuses connected to the timing of the attainment of a public listing of the Company. Until the Company is a public company, we do not have in place longer term incentive programs that could be available to the named executive officers and must provide cash incentives in the nearer term to encourage the named executive officers to remain at a relatively small private company. Our Compensation Committee charter, adopted prior to the commencement of this offering, will assign to the Compensation Committee the task of developing and monitoring the executive compensation system for the future of the Company.

        We believe our success will depend on the continued contributions of our named executive officers. Our executive compensation program will be designed in accordance with our philosophy of attracting, motivating and retaining experienced and qualified executive officers and directors with compensation that is consistent with comparable public companies and that recognizes individual merit and overall business results. Our policies will also be intended to support the attainment of our strategic objectives by tying the interests of our executive officers with those of our stockholders through operational, strategic and financial performance goals and equity-based compensation. After we are a public company, we will have publicly traded shares available as a component of the compensation packages for the Company, which has not been the case to date.

        The principal elements of our current executive compensation program are base salary, annual cash incentives and equity incentives in the form of stock options, as well as other benefits and perquisites. The other benefits and perquisites provided to our named executive officers consist of life, disability and health insurance benefits, a 401(k) savings plan and paid travel and housing expenses. Historically, our salary and benefits have been intended to be competitive with similarly situated private companies and our objective is to position the aggregate of these elements at a level that is commensurate with our size and sustained performance.

Objectives of Our Compensation Program

        The key objectives of our executive compensation program will be (i) to attract, motivate, reward and retain the best possible executive officers with the skills necessary to successfully manage and grow our business, (ii) to achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable strategic and operational objectives and (iii) to align the interests of the executive officers and our stockholders through incentive and long-term compensation programs. For our named executive officers, our annual and long-term incentives will be designed to accomplish these objectives by providing a significant financial correlation between total compensation and achievement of our strategic objectives while meeting individual metrics tied to the role of each named executive officer in achieving these goals.

Role of the Compensation Committee

        The Compensation Committee of our board of directors is responsible for the approval, evaluation and oversight of all of our compensation plans, policies and programming. The primary purpose of the

Compensation Committee is to assist our Board of Directors in establishing and implementing our compensation policies and monitoring our compliance with such policies. In determining the objectives of our executive compensation program, the Compensation Committee will examine the appropriate matching of compensation to performance with respect to each individual within the executive group. The Compensation Committee will be responsible for comparative analysis of our executive compensation program against others in the industry to ensure that our programs are competitive. In the study of our current compensation by Pearl Meyer, the Compensation Committee and the Board of Directors concurred with the identification of a peer group consisting of four public independent power producers, The AES Corporation, Dynegy Inc., Mirant Corporation and NRG Energy, Inc., two regulated and wholesale power producers, Constellation Energy Group, Inc. and FPL Group, Inc., and six public companies in the Houston area involved in the crude petroleum and natural gas businesses, Cabot Oil & Gas Corporation, Mariner Energy, Inc, Noble Energy, Inc., Plains Exploration & Production Company, Pogo Producing Company and Swift Energy Company as our primary peer companies for compensation to provide a relevant benchmark on a blended basis for comparing our executive officers' compensation. These competitors are comparable in assets, operations, revenues or location to us and require executives with similar experience, and we believe we compete against them for employees in all areas and at all levels of expertise, experience and abilities.

What Our Compensation Program is Designed to Reward

        Base salaries comprised a major portion of the named executive officers' compensation by our predecessor. However, historically, a significant portion of the compensation of the named executive officers also consisted of cash incentive compensation contingent upon the achievement of financial performance metrics. With our acquisition of KGLLC, equity incentives have become a greater part of our compensation program, along with cash payments. Equity compensation derives its value from the Company's equity value, which is likely to fluctuate based on the Company's financial performance. Payment of annual cash incentives is dependent on our achievement of pre-determined strategic or financial objectives.

        We believe that equity incentives should be a large portion of our overall incentive packages. One allocation of equity incentives was made in connection with our formation and initial private placement of shares of common stock. Further allocations have not been made nor have the allocations to incentivize the strategic objectives of long-term growth or form of such equity incentives yet been determined by our Compensation Committee.

        We believe that for a company of our size as a private company, the role of the Chief Executive Officer is critical to our success. As a result, our compensation of our Chief Executive Officer is substantially higher than the compensation of the other named executive officers, with a substantially higher bonus component as well, as the achievement of a successful public listing depends heavily on his performance and evaluation of acquisition opportunities requires the significant industry experience that he brings to the Company.

Elements of Compensation

        The elements of our compensation program currently are:

  •
  base salary,

  •
  annual cash incentives,

  •
  equity ownership,

  •
  post-termination benefits, including severance and retirement benefits and

  •
  certain additional executive benefits and perquisites.

        All current pay elements are cash-based. We intend to add a long-term incentive element which we expect to be based in part on equity incentives, but have not yet put such part of our program in place. We intend after this offering to consider market pay practices and practices of peer companies in determining the amounts to be paid, what components should be paid in cash versus equity and what portion of a named executive officer's compensation should be short-term versus long-term. Compensation opportunities for our executive officers, including our named executive officers, will be designed to be competitive with peer companies. We believe that a substantial portion of each named executive officer's compensation should be performance-based.

        In determining whether to increase or decrease compensation to our executive officers, including our named executive officers, we intend to establish a policy to take into account annually the changes, if any, in the market pay levels of our peer group, the contributions made by the executive officer, the performance of the executive officer, the increases or decreases in responsibilities and roles of the executive officer, the business needs of the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer's experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization.

        With respect to new executive officers, we intend to take into account their prior base salary and annual cash incentives, as well as the contributions expected to be made by the new executive officer, and the business needs and the role of the executive officer with us. We believe that our executive officers should be fairly compensated each year relative to market pay levels of our peer group and the internal pay levels of our executive officers.

Compensation Fiscal Year 2007

        While the base salaries, cash incentives and long-term incentives of the named executive officers at the commencement of operations of the Company at the KGLLC Acquisition were compared to the market along with those of other portfolio companies of MatlinPatterson when they were established, each element was also evaluated in terms of its contribution to each executive's overall total compensation package for the year, and whether the total compensation was appropriate. Below, each element of our current compensation program is described in detail.

        The following table sets forth information regarding compensation paid to our named executive officers for fiscal year 2007. For each Named Executive Officer, the amounts shown in each column represent compensation earned or accrued in or in respect of fiscal year 2007. Please note that except for the "Current Salary" column below and as otherwise noted, all amounts reflected below are the total compensation paid to such individuals during the fiscal year 2007, including compensation earned prior to KGen's acquisition of KGLLC on February 8, 2007.

SUMMARY COMPENSATION TABLE

		Fiscal 2007
Named Executive Officer and Principal Position	Current Salary(1)	Salary	Bonus	Option Awards(2)	All Other Compensation(3)	Total
Gerald Lindner, Chief Executive Officer	$850,000	$811,960	$1,908,000	$5,566,367	$422,960	$8,709,287
Donald Boyd, Chief Operating Officer	446,000	420,000	350,000	1,159,140	1,371,200	3,300,340
James Sweeney, Senior Vice President	318,000	292,000	300,000	1,224,637	1,014,567	2,831,204
Richard McLean, Chief Financial Officer	316,000	250,583	340,000	956,944	671,173	2,218,950
William Marlow, General Counsel & Secretary	300,000	240,000	340,000	835,529	874,758	2,290,287

(1)
As of September 24, 2007.
(2)
The assumptions made in these valuations are discussed in Note 11 of the Notes to Consolidated Financial Statements.
(3)
See table below for further detail.

ALL OTHER COMPENSATION

Named Executive Officer	Gross-up of taxes on other compensation	Term Life and Disability premiums paid by Company	Medical and Dental premiums paid by Company	401(k) Matching	Travel and Housing Expenses	KMPAM Holdco Profit Sharing Plan(1)	Other bonuses(2)	Total
Gerald Lindner	$107,386	$1,590	$15,276	$44,250	$145,653	$—	$108,805	$422,960
Donald Boyd	21,878	1,590	21,691	44,250	32,905	1,153,008	95,878	1,371,200
James Sweeney	23,019	1,590	11,612	44,250	32,315	862,818	38,963	1,014,567
Richard McLean	4,240	1,222	21,691	39,375	5,953	598,692	—	671,173
William Marlow	—	1,222	15,276	36,000	—	661,260	161,000	874,758

(1)
See discussion of this compensation type below at the caption titled KMPAM Holdco Profit Sharing Plan.
(2)
These bonuses related to certain bonus compensation paid to a senior executive plan that was discontinued prior to the Company's acquisition of KGLLC and certain bonus compensation that was paid prior to the Company's acquisition of KGLLC in connection with the sale of certain assets not acquired by the Company. Subsequent to June 30, 2007, we instituted a select key employee retirement program similar to the discontinued program. The aggregate annual compensation to all participants, including the named executive officers, to be made under such program is not expected to exceed $600,000.

KMPAM Holdco Profit Sharing Plan

        KGLLC established a profit sharing plan on July 1, 2005 to recognize the contributions of key employees and consultants and to link a portion of the pay of such employees and consultants to the performance of KGLLC. In connection with the Acquisition Closing, KMPAM Holdco LLC (formerly known as KGen Holdco LLC), or KMPAM Holdco, assumed all obligations under the plan.

        KMPAM Holdco had 11 participants in the plan. The awards granted under the plan originally vested over a five-year period. However, the closing under the KGLLC Purchase Agreement was a change of control as defined in the KGLLC LLC operating agreement and all awards granted under the plan vested. The plan provided for the participants to receive 1.8% of the distributable cash of KMPAM Holdco remaining after repayment of outstanding indebtedness and equity contributions and after certain preferred payments.

        In connection with the Acquisition Closing, the terms of the KGLLC profit-sharing plan were amended to treat separately distributions with respect to the Plants and distributions with respect to the MP Assets not included in our ongoing operations. Distributions with respect to the KGLLC Purchase Agreement sale of the interests in KGLLC, which holds the Plants, are discussed under the section "Certain Transactions with Affiliates and Management."

Equity Incentive Plan

        We have adopted an equity incentive plan designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours. We have reserved 4,870,568 shares under our new equity incentive plan. It provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to participants of the plan selected by the Compensation Committee of the Board. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 10% of our outstanding shares.

        The terms and conditions of awards, including vesting provisions for stock options, are determined by the Compensation Committee, except that, unless otherwise determined by the Compensation Committee, or as set forth in an award agreement: (a) each stock option is granted for up to ten years from the date of grant, or, in the case of certain key employees, i.e., employees owning more than 10% of our ordinary shares, for five years from the date of grant; (b) the option price per share may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as non-qualified stock options.

  Issuances under the Equity Incentive Plan

        In connection with the Acquisition Closing, we granted options to purchase shares of our common stock in two separate issuances as described below. These options are non-qualified stock options for federal tax purposes and have a ten-year term.

  1.
  Founders Options. The first issuance constituted founders options to purchase 730,585 shares of our common stock at an exercise price of $14.00. Subject to the optionee's continued employment, each option will become exercisable with respect to one third of the shares subject thereto on each of the first three anniversaries of the Acquisition Closing.

  2.
  Initial Management Options. The second issuance constituted options to purchase 1,704,699 shares of our common stock at four different exercise prices: (i) $14.00 for options with respect to 487,059 shares of our common stock, (ii) $15.40 for options with respect to 487,059 shares of our common stock, (iii) $16.80 for options with respect to 487,059 shares of our common stock and (iv) $18.20 for options with respect to 243,522 shares of our common stock. Each option grant included a pro rata number of options from each of the classes described in (i)-(iv) above. Subject to the optionee's continued employment, each option will become exercisable with respect to one third of the shares subject thereto on each of the first three anniversaries of the Acquisition Closing. A pro rata number of options from each of such classes will vest on each vesting date.

        The above options were granted to our named executive officers as follows:

Officer	Founders Options(1)	Initial Management Options
Gerald Lindner	497,832	681,880
Donald Boyd	72,735	177,289
James Sweeney	56,571	144,899
Richard McLean	20,204	136,376
William Marlow	17,375	119,329
Others	65,868	444,926

(1)
Allocation was made of a pro rata portion of 1.5% of the shares of our common stock in proportion to shares purchased in connection with the Acquisition Closing by employees and consultants of the Company from proceeds received in distributions from the KMPAM Holdco Profit Sharing Plan. The named executive officers purchased the following amounts of common shares: Mr. Lindner—308,000 shares; Mr. Boyd—45,000 shares; Mr. Sweeney—35,000 shares; Mr. McLean—12,500 shares; and Mr. Marlow—10,750 shares. Other members of management eligible to participate in the Founders Options purchased 26,500 shares and were allocated the balance of the remaining Founders Options based on their elected share purchases.

        The following table shows the number and value of stock options (exercisable and not), unvested restricted shares, and as-yet unearned or unvested performance shares held on June 30, 2007 by the named executive officers. All of these options were issued in connection with the Company's acquisition of KGen Partners LLC in February 2007.

Outstanding Equity Awards as of June 30, 2007

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Gerald Lindner	— — — —	692,655 194,823 194,823 97,411	$14.00 15.40 16.80 18.20	February 7, 2017 February 7, 2017 February 7, 2017 February 7, 2017
Donald Boyd	— — — —	123,389 50,654 50,654 25,327	14.00 15.40 16.80 18.20	February 7, 2017 February 7, 2017 February 7, 2017 February 7, 2017
James Sweeney	— — — —	97,971 41,400 41,400 20,699	14.00 15.40 16.80 18.20	February 7, 2017 February 7, 2017 February 7, 2017 February 7, 2017
Richard McLean	— — — —	59,169 38,965 38,965 19,481	14.00 15.40 16.80 18.20	February 7, 2017 February 7, 2017 February 7, 2017 February 7, 2017
William Marlow	— — — —	51,469 34,094 34,094 17,047	14.00 15.40 16.80 18.20	February 7, 2017 February 7, 2017 February 7, 2017 February 7, 2017

  Future Option Grants

        The remaining 2,435,284 shares reserved for issuance under the Equity Incentive Plan may be granted as options from time to time as determined by the Compensation Committee or, if there is no Compensation Committee, by the Board, in accordance with the Company's business needs.

        Without stockholder approval:

  1.
  Except as set forth in 2. below, additional options will only be granted in five equal tranches with each tranche having an exercise price on the date of grant equal to 1.2, 1.4, 1.6, 1.8 and 2.0 times the lower of (a) the offering price and (b) the then current market value of our common stock. Notwithstanding the foregoing, to the extent the market value of our common stock is above the exercise prices described above, the exercise price of such options would not be issued with an exercise price below the then current market value of our common stock.

  2.
  Up to 500,000 options having an exercise price equal to the current market value of our common stock at the date of grant may be issued to persons who are not currently employees or contractors of the Company if such options are issued in connection with their hiring by the Company.

        Remaining options under the Equity Incentive Plan have no more than a seven-year term. Any option granted pursuant to paragraph 1 above would be required to include an equal number of options from each of the described five tranches.

  Post-Termination Exercise of Options

        Unvested options automatically terminate upon a termination of employment by the Company for "cause" or by the executive officer without "good reason" and automatically vest in other events of termination. Upon the termination of an executive officer's employment due to his death or permanent disability, the executive officer (or his estate or beneficiaries, as applicable) will have one year following termination to exercise vested options. Upon a termination of employment for any reason other than due to death or permanent disability or for cause, the executive officer will have 90 days following termination to exercise vested options.

Employee Stock Ownership Guidelines

        We have adopted stock ownership guidelines for our executive officers determined as a multiple of the executive officer's base salary and then converted to a fixed number of shares. The guideline as applied to our named executive officers is as follows:

  •
  Gerald Lindner, Chief Executive Officer—three times annual base salary

  •
  Donald Boyd, Executive Vice President—two times annual base salary

  •
  James Sweeney, Richard McLean and William Marlow—one times annual base salary

        The guidelines are initially calculated using the executive officer's base salary described above or, for subsequent employees the executive officer's base salary on the date a person became a beneficiary of the right to receive payments in connection with a change of control. The guidelines will be re-calculated whenever an executive officer changes pay grade, as well as from time to time when the Board determines that there has been a material change in our stock price. Executive officers are required to achieve their stock ownership target within five years of becoming a beneficiary of the right to receive payments in connection with a change of control.

        Stock that counts towards satisfaction of our stock ownership guidelines includes:

  •
  shares owned outright by the executive officer or his or her immediate family members residing in the same household;

  •
  shares held in our 401(k) Retirement Savings Plan;

  •
  restricted stock issued as part of an executive's annual bonus whether or not vested; and

  •
  shares held in trust subject to certain conditions.

        To the extent executive officers do not achieve their stock ownership target by their target ownership date they may elect to deposit 100% of their annual bonus into an account and apply such deposits to purchase shares of our common stock until their target ownership level is achieved. Those executive officers who make this election but do not retain the purchased shares, and those who fail to make this election, will become ineligible for future bonuses until they demonstrate that they have otherwise achieved and maintained their target stock ownership level. Executive officers who fail to maintain their ownership target following initial achievement become ineligible for future bonuses until such time as they again meet their stock ownership target.

  Option Exercises and Stock Vested as of June 30, 2007

        No stock options had vested or were exercisable during fiscal year 2007.

Employment Agreements

        We have entered into employment agreements with each of our named executive officers. Each employment agreement terminates on the third anniversary of the Acquisition Closing, subject to succeeding one year automatic renewals unless either party gives written notice to the other of his or its intention not to renew.

        The employment agreements provide for a current annual base salary of $850,000, $446,000, $318,000, $316,000, and $300,000 for Mr. Lindner, Mr. Boyd, Mr. Sweeney, Mr. McLean and Mr. Marlow, respectively, subject to increases at the discretion of the Board. Each executive officer is eligible for a fiscal year end cash bonus, with a target bonus equal to a specified percentage of such executive officer's base salary subject to the attainment of performance criteria established by the Board. Mr. Lindner's employment agreement provided for a guaranteed bonus payment equal to $1,062,473 for fiscal year 2007 and in subsequent years in an amount or percentage to be determined by our Board. Mr. Lindner's employment agreement also provides for housing and transportation costs not to exceed the net after tax amount of $200,000 annually. In addition, upon meeting certain goals in connection with the filing and effectiveness of the registration statement related to the resale of the shares issued at the Acquisition Closing, members of our management will be eligible for an aggregate bonus of up to $1.0 million. See "Registration Rights" in this prospectus.

        If an executive officer's employment is terminated by us other than for "cause" (as defined below and not including termination as a result of the executive officer's death or permanent disability) or the executive quits for "good reason" (as defined below), in each case either before a "change in control" has occurred or more than six months following a change in control, then the executive officer will be entitled to receive: (i) continued payment of his base salary for a period of two years following termination in the case of Mr. Lindner and one year following termination in the case of each of the other executive officers; (ii) in the case of Mr. Lindner, any guaranteed bonus, pro-rated to the date of termination; (iii) any awarded, but unpaid bonus; (iv) a cash lump sum in respect of any accrued but unused vacation days, base salary earned but not yet paid and expenses incurred but not yet reimbursed; (v) continued health benefits coverage for the executive and his family for, with respect to Mr. Lindner, 24 months and, with respect to each of the other executive officers, 12 months; and (vi) such payments under applicable plans or programs as he is entitled. See "Payments upon a Change in Control" below for the severance benefits each executive officer would be entitled to upon a termination without cause or quitting for good reason in the six month period following a change in control.

        We will have "cause" to terminate an executive officer if he (i) is indicted or charged with respect to a felony or any lesser crime a material element of which is fraud or dishonesty (but if he is subsequently acquitted or the indictment is otherwise dismissed, other than by plea agreement, his termination will retroactively be treated as being without cause); (ii) commits an act of dishonesty that causes or is reasonably expected to cause material harm to us or any of our affiliates; (iii) materially breaches his employment agreement, which breach is not cured to our reasonable satisfaction within 30 business days of the date we deliver written notice of such breach to him; (iv) breaches any of our written policies or procedures, which breach causes or is reasonably expected to cause material harm to us or any of our affiliates; or (v) engages in intentional misconduct which causes material harm to us or any of our affiliates.

        An executive officer is entitled to quit for "good reason" upon the occurrence, without his prior written consent, of any of the following events: (i) a material reduction in the nature or scope of his duties from those contemplated by his employment agreement; (ii) a reduction in his then current base salary; or (iii) the relocation of his primary office to a location that is not within a 60 miles radius of our current offices, provided, that any such event will not constitute good reason unless and until the executive has provided us with notice of the event and we fail to remedy the event within 30 days of receipt of such notice.

        If an executive officer's employment terminates because he becomes totally and permanently disabled he will receive: (i) any awarded but unpaid bonus; (ii) in the case of Mr. Lindner, any guaranteed bonus, pro-rated to the date of termination; (iii) continued health benefits coverage for the executive and his family for 12 months; (iv) a cash lump sum in respect of accrued but unused vacation days, base salary earned but not yet paid and expenses incurred but not yet reimbursed; and (v) such payments under applicable plans or programs as he is entitled, other than plans providing for severance or other forms of termination payments.

        In the event of an executive officer's death, his estate or designated beneficiaries shall receive: (i) any awarded but unpaid bonus; (ii) in the case of Mr. Lindner, any guaranteed bonus, pro-rated to the date of termination; (iii) continued health benefits for the executive's family for 12 months; (iv) a cash lump sum in respect of accrued but unused vacation days, base salary earned but not yet paid and expenses incurred but not yet reimbursed; and (v) such payments under applicable plans or programs as he is entitled, other than plans providing for severance or other forms of termination payments.

        In the event either an executive officer is terminated by us for cause or quits without good reason he will receive: (i) his accrued but unpaid base salary and expenses incurred but not yet reimbursed, (ii) any awarded but unpaid bonus, (iii) in the case of Mr. Lindner, any guaranteed bonus, prorated to the date of termination, and (iv) a cash lump sum in respect of any accrued but unused vacation days.

        Each executive officer, excluding Mr. Marlow, is subject to a covenant not to compete with us for a period of one year following termination of employment for any reason.

Payments upon a Change in Control

        Each named executive officer is entitled to payment of severance benefits if, within six months of a "change in control," as defined in the executive officer's employment agreement, such executive officer is:

  •
  terminated by us without cause (as defined below); or

  •
  quits for good reason (as defined below).

        Severance benefits under the change in control plan include:

  •
  a lump sum cash payment equal to:

  —
  for Gerald Lindner, Chief Executive Officer, 2.99 times annual base salary;

  —
  for Donald Boyd, Executive Vice President, two times annual base salary; and

  —
  for each other named executive officer, one times annual base salary.

  •
  a lump sum cash payment equal to the aggregate target annual bonus for the fiscal year during which such termination of employment occurs (determined as if all applicable goals and targets had been satisfied in full), pro-rated to the date of such executive's termination;

  •
  all medical, dental and vision benefits maintained for such executive as of the termination date, for 24 months from termination for the executive; and

  •
  any outstanding stock options, restricted stock awards, phantom stock and other equity-based awards previously granted to such employee shall immediately vest upon a "change in control", subject to the Board's discretion to require the cancellation of such stock options in exchange for a cash payment.

        The definition of a "change of control" includes:

  •
  the acquisition by any individual, entity or group of beneficial ownership of 50% or more of our then outstanding voting stock or of the ability to elect 50% or more of our directors, except in several instances;

  •
  individuals who currently constitute the Board cease for any reason to constitute at least a majority of the Board, with several exceptions;

  •
  the consummation of a merger, consolidation or reorganization, unless, in each case, the persons who beneficially own our common stock immediately before that transaction beneficially own, directly or indirectly, immediately after the transaction, at least 75% of our common stock or the common stock of any other corporation or other entity resulting from or surviving the transaction in substantially the same proportion as their respective ownership of our common stock immediately before that transaction;

  •
  our stockholders approve a complete liquidation or dissolution of Company; or

  •
  a sale or other disposition of all or substantially all of the Company's assets.

Director Compensation

        The Company has adopted a Non-Employee Directors' Compensation Plan, or the Director's Plan, pursuant to which members of the Board who are not employed by the Company receive annual compensation. Under the Director's Plan, eligible directors receive annual compensation averaging $100,000 per year, half of which amount must be payable in shares of our common stock based on the Company's stock price at the beginning of each fiscal quarter. Non-Employee Directors may choose to receive all of their compensation for any quarter in shares of stock on such terms. Payments are made to eligible directors in equal ratable installments on or about the last day of each fiscal quarter during the applicable year if the director is then serving on the Board.

        Directors of the Company are also reimbursed for out-of-pocket travel expenses incurred in connection with their attendance at Board meetings and other activities on behalf of the Company.

        The following table summarizes the compensation of our directors for the year ended June 30, 2007.

Name	Fees earned or paid in cash	Stock awards	All other compensation	Total
William Grealis	$—	$50,000	$—	$50,000
W. Harrison Wellford	—	50,000	—	50,000
Ramon Betolaza	4,833	11,278	—	16,111

CERTAIN TRANSACTIONS WITH AFFILIATES AND MANAGEMENT

        KGLLC was formed by MatlinPatterson as an investment vehicle whereby funds controlled by MatlinPatterson acquired nine recently constructed natural gas-fired power generation facilities in the southeast United States for $477.6 million. KGLLC purchased the Plants and the four additional single-cycle gas-fired electric generation facilities from DENA. Prior to the Acquisition Closing, the members of KGLLC formed KMPAM Holdco LLC (formerly known as KGen Holdco LLC), or KMPAM Holdco, to be the holding company for KGLLC. Mr. Lindner, our Chairman and Chief Executive Officer, holds the equity interest in a limited partnership that was a member of KGLLC. In connection with the formation of KMPAM Holdco, a portion of such partnership's interest in KGLLC was contributed to KMPAM and a portion of its interest was sold to us in connection with the Acquisition Closing. The portion sold in the Acquisition Closing was sold for 308,000 shares of our common stock. The value of such KGLLC interests at the time of the Acquisition Closing was $4.0 million and the exchange value for the shares of common stock was $13.02 per share, or 93% of the offering price. The limited partnership also received a distribution of $10.7 million as a portion of the purchase price paid by us in cash to KMPAM for its interest in KGLLC. In addition, pursuant to the KMPAM Holdco LLC Profit Sharing Plan, ten executive officers and employees, other than Mr. Lindner, and a consultant participated in the profits of MatlinPatterson in KMPAM Holdco. In aggregate, these persons, or Holdco Plan Participants, received approximately $2.2 million before taxes in connection with the consummation of the KGLLC Purchase Agreement and the transactions contemplated thereby. MatlinPatterson controls KMPAM Holdco, and Ramon Betolaza, one of our directors, is a partner of MatlinPatterson and may benefit from the profits of KMPAM Holdco. Mr. Lindner and such executive officers and employees will continue to have rights to a portion of distributions made by KMPAM Holdco to its members with respect to the MP Assets.

MP Assets

        In addition to the Plants, KGLLC purchased four additional simple-cycle plants (such additional plants referred to as the MP Assets) from DENA on August 5, 2004. The four simple-cycle plants which comprised the MP Assets had not been dispatched and did not generate any revenue from the sale of energy and capacity from the time KGLLC acquired them, and the MP Assets were either sold by KGLLC prior to the Acquisition Closing or were kept by the previous owners of KGLLC under the terms of the KGLLC Purchase Agreement.

        For federal income tax and financial accounting purposes, we are treating the acquisition of the member interests of KGLLC as an asset purchase. Accordingly, the tax basis and book basis of the purchased assets was stepped up to the purchase price, except to the extent of any investment made by Gerald Linder. This basis was allocated among the assets acquired and liabilities assumed based on their fair market values.

KGLLC Purchase Agreement

        We entered into the KGLLC Purchase Agreement with KMPAM Holdco to acquire all of the member interests of KGLLC, which indirectly owns all the Plants. The purchase price for the member interests was $507.8 million.

  Post-Closing Liabilities; Indemnification

        Under the KGLLC Purchase Agreement, we assumed via our purchase of the member interests in KGLLC, the liabilities and obligations arising from the Plants and the related project companies, and KMPAM Holdco assumed the liabilities and obligations arising from the MP Assets and the related project companies. The KGLLC Purchase Agreement provided for cross-indemnities intended to place sole financial responsibility on us for substantially all liabilities associated with the current and historical businesses and operations of the Plants and related project companies, regardless of the time those liabilities arise, and to place sole financial responsibility for liabilities associated with the MP Assets and the historical businesses and operations of the related project companies with KMPAM Holdco, regardless of the time those liabilities arise. Under the KGLLC Purchase Agreement, the maximum liability of either party under its indemnity is subject to a cap. In each case, the initial cap will be an amount equal to $185.0 million. The cap will be reduced to $50.0 million at December 31, 2007, to $25.0 million at May 31, 2008 and to zero at January 31, 2009. No payments under either indemnity will be required unless any particular claim is at least $50,000 and then only to the extent aggregate claims exceed $750,000.

  General Release

        The KGLLC Purchase Agreement contains a general release under which we release KMPAM Holdco and its affiliates, successors and assigns, and KMPAM Holdco and MatlinPatterson release us and our affiliates, successors and assigns from any liabilities arising from events between us and our affiliates, on one hand, and KMPAM Holdco and its affiliates, on the other, occurring on or before the Acquisition Closing, including events in connection with implementing this offering. The general release does not apply to obligations under the KGLLC Purchase Agreement or any ancillary agreement, to liabilities transferred to or retained by a party under the agreement, to future transactions between us and KMPAM Holdco or to other specified contractual arrangements.

Services Agreement

        After the Acquisition Closing, each of KMPAM Holdco's remaining subsidiaries entered into a new services agreement with us through KGen Power Management Inc. The services agreement provides that we, acting as an independent contractor, would provide these subsidiaries with management services with respect to the MP Assets equivalent to the services provided to each subsidiary prior to the separation of the MP Assets.

        During the term of the services agreement, KMPAM Holdco pays us a $50,000 monthly fee for the management services that we provide and reimburses us for out of pocket expenses incurred in connection with our management services. We are obligated to provide the services in accordance with the management and administrative practices used and at the same level of service at which our predecessor provided such services in the past and in accordance with all applicable laws. We provide sufficient personnel, including contractors or consultants with the appropriate background, to perform these services in a timely manner.

        The services agreement provides that we would not be liable to KMPAM Holdco or KMPAM Holdco's subsidiaries and that KMPAM Holdco or KMPAM Holdco's subsidiaries indemnify us with respect to the performance of the services, including any loss arising out of or in connection with our negligence or for which we would be strictly liable, except in the case of our gross negligence or willful misconduct in providing any services. We indemnified KMPAM Holdco's subsidiaries for any liabilities arising from our gross negligence or willful misconduct.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock by:

  •
  each person or entity known to beneficially own more than 5% of our outstanding common stock;

  •
  each of our directors and executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any interest over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days. Shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding such options or warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. As of November 1, 2007, there were 55,950,689 shares outstanding held by approximately 42 holders of record.

        Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares held by them. Unless otherwise indicated, the address for each executive officer and director listed below is c/o KGen Power Corporation, Four Oaks Place, 1330 Post Oak Blvd., Suite 1500, Houston, TX 77056.

		Securities Beneficially Owned
Name and Address of Beneficial Owner		Shares Beneficially Owned	Percentage of Shares Outstanding
King Street Acquisition Company, L.L.C.(1) 65 East 55th Street, 30th Floor New York, NY 10022		5,573,100	9.96%
Capital Research and Management Company(2) 333 So. Hope Street Los Angeles, CA 90071		4,505,644	8.05%
Franklin Balance Sheet Investment Fund(3) One Franklin Parkway San Mateo, CA 94403		4,400,000	7.86%
SAC Domestic Investments LP 72 Cummings Point Road Stamford, CT 06902		3,967,000	7.09%
JPMorgan Chase & Co.(5) 277 Park Avenue New York, NY 10017		3,921,428	7.00%
Trust Company of the West(6) c/o Brian Daly TCW, 200 Park Avenue New York, NY 10166	c/o Blair Thomas TCW, 865 South Figueroa Street, Suite 1800 Los Angeles, CA 90017	3,571,428	6.38%
Stark Master Fund Ltd.(4) c/o Stark Offshore Management LLC 3600 South Lake Drive St. Francis, WI 53235		3,488,232	6.23%
JANA Partners LLC(7) 200 Park Avenue, Suite 3300 New York, NY 10166		3,392,143	6.06%

Gerald Lindner(8)	308,000	*
Donald Boyd	45,000	*
James Sweeney	35,000	*
Richard McLean	12,500	*
W. Harrison Wellford	12,058	*
William Marlow	10,750	*
William Grealis	9,058	*
Joseph Piazza	789	*
All directors and officers as a group	467,405	*

*
Less than 1%
(1)
Of the 5,573,100 shares held by King Street Acquisition Company, L.L.C., or KSAC, 3,302,600 are held for the benefit of King Street Capital, L.P., or KSC L.P., and 2,270,500 are held for the benefit of King Street Capital, Ltd., or KSC Ltd. King Street Advisors, L.L.C., or KSA, is the general partner of KSC L.P., and may be deemed to be a beneficial owner of the 3,302,600 shares beneficially owned by KSC L.P. King Street Capital Management, L.L.C., or KSCM, which has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., and which is also the investment manager of KSC Ltd., may be deemed to be the beneficial owner of the 5,573,100 shares held by KSAC. Brian J. Higgins and O. Francis Biondi, Jr., each of whom is a management member of, and owner of a 50% interest in each of KSA and KSCM, may each be deemed to be the beneficial owners of the 5,573,100 shares held by KSAC.
(2)
Capital Research and Management Company may be deemed to share voting and dispositive control over the shares of common stock owned by the American Funds Insurance Series, Asset Allocation Fund (1,339,516 shares) and the American Funds Insurance Series, Growth Fund (3,166,128 shares).
(3)
A series of Franklin Value Investors Trust.
(4)
Michael A. Roth and Brian J. Stark have voting and investment control over securities owned by Stark Master Fund Ltd., but Messrs. Roth and Stark disclaim beneficial ownership of such securities.
(5)
Includes 92,000 shares held by J.P. Morgan Securities Ltd., 2,543,714 held by J.P. Morgan Securities Inc. and 1,285,714 held by J.P. Morgan Ventures Corporation. JPMorgan Chase & Co. may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by each of J.P. Morgan Securities Ltd., J.P. Morgan Securities Inc. and J.P. Morgan Ventures Corporation; however, the foregoing shall not be construed as an admission that JPMorgan Chase & Co. is the beneficial owner of such shares.
(6)
Trust Company of the West, not in its individual capacity but solely as trustee of the trust established pursuant to an Individual Trust Agreement dated as of January 31, 1987, as amended, between itself and the Boilermaker Blacksmith National Pension Trust.
(7)
JANA Partners LLC, a Delaware limited liability company, is a private money management firm which holds our common stock in various accounts under its management and control. The principals of JANA Partners LLC are Barry Rosenstein and Gary Claar.
(8)
Reflects shares owned by GKL Capital L.P., a company controlled by Mr. Lindner.

SELLING STOCKHOLDERS

        The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to "selling stockholders" in this prospectus, we mean the persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders' interests in shares of our common stock other than through a public sale.

        Certain selling stockholders may be deemed to be "underwriters" as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

        The following table sets forth, as of the date of this prospectus, the name of the selling stockholders for whom we are registering shares for resale to the public, and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. Unless otherwise noted, the shares of common stock held by the selling stockholders were acquired from us in the private placement that was completed on December 28, 2006 (or in the subsequent closing of sales of shares of common stock pursuant to an over allotment option). The shares of common stock offered by the selling stockholders were issued pursuant to exemptions from the registration requirements of the Securities Act. The selling stockholders represented to us that they were qualified institutional buyers or accredited investors and were acquiring our common stock, for investment and had no present intention of distributing the common stock. We have agreed to file a registration statement covering the common stock received by the selling stockholders. We have filed with the SEC, under the Securities Act, a Registration Statement on Form S-1 with respect to the resale of the common stock from time to time by the selling stockholders, and this prospectus forms a part of that registration statement.

        We have been advised, as noted below in the footnotes to the table,    of the selling stockholders are broker-dealers and    of the selling stockholders are affiliates of broker-dealers. We have been advised that each of such selling stockholders purchased our common stock in the ordinary course of business, not for resale, and that none of such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness.

        Based on the information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all of the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled "Number of Shares of Common Stock Owned After the Offering." We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below.

Selling Stockholder	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding	Number of Shares of Common Stock Owned After the Offering

DESCRIPTION OF CAPITAL STOCK

        As of November 1, 2007, we have 55,950,689 shares of our common stock outstanding held by approximately 42 holders of record. Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. The outstanding shares of our common stock are fully paid and non-assessable. We have reserved a total of 4,870,568 shares of our common stock for issuance to employees pursuant to our Equity Incentive Plan, which includes outstanding options to purchase 2,435,284 shares of the common stock.

        Selected provisions of our organizational documents are summarized below. You should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

        Voting rights.    Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of our stockholders. Our stockholders may not cumulate their votes in the election of directors.

        Other rights.    Holders of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

        The Board has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There are no shares of preferred stock outstanding and we have no present plans to issue any preferred stock.

        One of the effects of undesignated preferred stock may be to enable our Board to render it more difficult to or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by our Board as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights, and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Liability and Indemnification of Officers and Directors

        Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases or dividends; or

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  for any transaction from which the director derives an improper personal benefit.

        These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

        Our certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

        We have entered into separate indemnification agreements with our directors and officers that will, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the Delaware General Corporation Law.

        The indemnification agreements will require us, among other things, to indemnify the officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

  Delaware law

        In light of the prospective public market for the Company's shares, we may become subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision. In general, the provision prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. A "business combination" includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of the corporation;

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  an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

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  an affiliate or associate of the persons described in the foregoing bullet points.

        However, the above provisions of Section 203 would not apply if:

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  our Board approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

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  after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors;

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  on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder; or

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  we do not have a class of voting stock listed on a national securities exchange, authorized for quotation on The NASDAQ Stock Market or held of record by more than 2,000 stockholders.

        Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board.

  Charter and bylaw provisions

        Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders may only be effected at a duly called annual or special meeting of the stockholders and may not be taken by written consent of the stockholders unless our Board approves the taking of the action by written consent. If our Board authorizes our stockholders to take action by written consent, our stockholders may take action by written consent if the consent is signed by stockholders having not less than the minimum number of votes necessary to take the action. Special meetings of stockholders may be called only by our chairman, our chief executive officer or by a majority of our board.

        Directors may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors. Directors may be removed by stockholders with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. If there are no directors in office, then an election of directors may be held in the manner provided by law.

NASDAQ Capital Market Listing

        We intend to apply to list our common stock on The NASDAQ Capital Market under the ticker symbol "KGEN."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York.

REGISTRATION RIGHTS

        We entered into a registration rights agreement in connection with the Equity Offering private placement in December 2006. In the registration rights agreement we agreed, for the benefit of the purchasers of our common stock in the private equity placement, that we will, at our expense:

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  file with the SEC (which occurs pursuant to the filing of the shelf registration statement of which this prospectus is a part) a registration statement (a "shelf registration statement");

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  use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing; and

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  continuously maintain the effectiveness of the shelf registration statement under the Securities Act until the shares of our common stock set forth in "Selling Stockholders" are no longer eligible to be included in this shelf registration statement after:

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  the sale of all of the shares of common stock covered by the shelf registration statement pursuant to a registration statement;

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  the sale, transfer or other disposition of the shares of common stock covered by the shelf registration statement or pursuant to Rule 144 under the Securities Act;

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  such time as the shares covered by the shelf registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act;

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  such time as the shares covered by the shelf registration statement are eligible for sale without restriction pursuant to an available exemption from registration under the Securities Act; or

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  the shares have been sold to us or any of our subsidiaries.

        We have filed the registration statement of which this prospectus is a part to satisfy our obligations under the registration rights agreement. A purchaser of our common stock in connection with this prospectus will not receive the benefits of the registration rights agreement.

        Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the shelf registration statement of which this is a part (and therefore suspend sales under the registration statement of which this prospectus is a part) for certain periods, referred to as "blackout periods," if, among other things, any of the following occurs:

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  the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the shelf registration statement would have a material adverse effect on our initial public offering;

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  a majority of our Board of Directors, in good faith, determines that (1) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; or (3) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction or (z) the proposed transaction renders us unable to comply with SEC requirements; or

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  a majority of our Board of Directors, in good faith, determines, that we are required by law, rule or regulation to supplement the shelf registration statement or file a post-effective amendment to the shelf registration statement in order to incorporate information into the shelf registration statement for the purpose of (1) including in the shelf registration statement a prospectus required under Section 10(a)(3) of the Securities Act; (2) including in the prospectus included in the shelf registration statement any facts or events arising after the effective date of the shelf registration statement (or the most-recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the shelf registration statement any material information with respect to the plan of distribution not disclosed in the shelf registration statement or any material change to such information.

        The cumulative blackout periods in any 12-month period commencing on the closing of the private equity placement may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring it effective; provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.

        In addition to this limited ability to suspend use of the shelf registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports, which will not occur until at least one year following the end of the month in which the registration statement of which this prospectus is a part is declared effective, we will be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the shelf registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.

        A holder of shares of our common stock eligible to include shares on this shelf registration statement will be required to deliver a questionnaire to us to verify the holder's information with respect to our common stock.

        A holder who sells our common stock pursuant to the shelf registration statement will be required to be named as a selling stockholder in this prospectus, as it may be amended or supplemented from time to time, and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock must deliver information to be used in connection with the shelf registration statement in order to have such holder's shares of our common stock included in the shelf registration statement.

        Each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event which makes a statement in the prospectus which is a part of the shelf registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.

        We have agreed to use our commercially reasonable efforts to satisfy the criteria for listing and list or include (if we meet the criteria for listing on such exchange or market) our common stock on the NYSE, American Stock Exchange or The NASDAQ Stock Market (as soon as practicable, including seeking to cure in our listing or inclusion application any deficiencies cited by the exchange or market), and thereafter maintain the listing on such exchange.

PLAN OF DISTRIBUTION

        We are registering the common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the registration rights agreement we entered into with selling stockholders, we agreed to, among other things, bear all expenses, other than brokers' or underwriters' discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

        The common stock offered by this prospectus may be sold from time to time to purchasers:

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  directly by the selling stockholders and their successors, which includes their donees, pledges or transferees or their successors-in-interest, or

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  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent's commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions, or commissions may be in excess of those customary in the types of transactions involved.

        The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table above (see "Selling Stockholders") are deemed to be underwriters. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent's commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be "underwriters" with the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

        The common stock may be sold in one or more transactions at:

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  fixed prices;

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  prevailing market prices at the time of sale;

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  prices related to such prevailing market prices;

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  varying prices determined at the time of sale; or

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  negotiated prices.

        These sales may be effected in one or more transactions:

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  on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

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  in the over-the-counter market;

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  in transactions on such exchanges or services or in the over-the-counter market;

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  through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

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  through the settlement of short sales; or

  •
  through any combination of the foregoing.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

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  engage in short sales of the common stock in the course of hedging their positions;

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  sell the common stock short and deliver the common stock to close out short positions;

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  loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

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  enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

  •
  enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

        We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol "KGEN." However, we can give no assurances as to the development of liquidity or any trading market for the common stock.

        There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

        The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

        We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

        The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

LEGAL MATTERS

        The validity of the shares offered hereby will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP.

EXPERTS

        The consolidated balance sheet of KGen Power Corporation as of December 4, 2006 (Date of Inception) and the consolidated financial statements of KGen Power Corporation as of June 30, 2007 and for the period from December 4, 2006 (Date of Inception) to June 30, 2007 and of KGen Partners LLC and its subsidiaries as of June 30, 2006 and February 7, 2007 and for the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, the year ended June 30, 2006 and the period from July 1, 2006 to February 7, 2007 appearing in this prospectus and registration statement have been audited by Ernst &Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the Securities and Exchange Commission, or SEC, relating to this offering. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at Four Oaks Place, 1330 Post Oak Blvd., Suite 1500, Houston, TX 77056 or telephoning us at (713) 979-1900.

        Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Securities Exchange Act, will file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended June 30. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

GLOSSARY OF POWER TERMS

        "Btu" is a measure of thermal energy which stands for British Thermal Unit. One Btu is the amount of heat energy needed to raise one pound of water one degree in Fahrenheit.

        "Capacity" means the maximum amount of power that a machine or system can produce or carry safely.

        "Capacity factor" means the amount of energy that a power generation plant actually generates compared to its maximum rated output, expressed as a percentage.

        "Combined-cycle" means two or more generation processes in series or in parallel, configured to optimize the energy output of the system. For electric power, this involves the combination of a gas turbine and a steam turbine in a single generation plant whereby the heat energy released from the gas turbine is used to power the steam turbine.

        "Commercial operation" means the time at which a plant achieves certain operational and capability criteria such that control of the loading of the generator is turned over to the system dispatcher.

        "Decatherm" means the quantity of heat energy equivalent to 1,000,000 Btu.

        "Dth/day" means decatherm per day.

        "FERC" means the Federal Energy Regulatory Commission.

        "Gas turbine" means a type of turbine in which combusted, pressurized natural gas is directed against a series of blades connected to a shaft, which forces the shaft to turn to produce mechanical energy.

        "Gigawatt" or "GW" means one billion watts of electrical power. A GW of capacity is capable of delivering 8,760 GWh of power per year, or one GW of power in each of the 8,760 hours of the year. In order to determine the GWh of power we are required to deliver, the GW of capacity are multiplied by the number of hours in the year. For example, 100 GW of capacity sold forward for a given year implies 876,000 GWh of power are to be delivered.

        "Gigawatt hour" or "GWh" means 1,000 megawatt hours and is derived by multiplying total gigawatts of capacity by the number of hours during which such capacity is delivered. For example, the total gigawatt hours produced by a generating unit in one year can be calculated by multiplying the plant's gigawatts of capacity by the capacity factor by 8,760 (the number of hours in one year).

        "Heat rate" is a measure of thermal efficiency in which a power plant converts a specified number of MMBtu into a MWh. A lower heat rate implies a greater thermal efficiency.

        "ICT" means Independent Coordinator of Transmission, a separate entity responsible for granting access to the transmission system of the Entergy sub-region.

        "Kilovolt" or "kV" means 1,000 volts of electrical power.

        "Kilowatt" or "kW" means 1,000 watts of electrical power.

        "Kilowatt hour" or "kWh" means 1,000 watt hours and is derived by multiplying total kilowatts of capacity by the number of hours during which such capacity is delivered. For example, the total kilowatt hours produced by a generating unit in one year can be calculated by multiplying the plant's kilowatts of capacity by the capacity factor by 8,760 (the number of hours in one year).

        "Load" means the amount of electric power delivered or required at any specific point or points on a system at a given instance or cumulative over a period of time. The requirement originates at the energy-consuming equipment of the consumers.

        "Megawatt" or "MW" means one million watts of electrical power. A MW of capacity is capable of delivering 8,760 MWh of power per year, or one MW of power in each of the 8,760 hours of the year. In order to determine the MWh of power we are required to deliver, the MW of capacity are multiplied by the number of hours in the year. For example, 100 MW of capacity sold forward for a given year implies 876,000 MWh of power are to be delivered.

        "Megawatt hour" or "MWh" means 1,000 kilowatt hours and is derived by multiplying total megawatts of capacity by the number of hours during which such capacity is delivered. For example, the total megawatt hours produced by a generating unit in one year can be calculated by multiplying the plant's megawatts of capacity by the capacity factor by 8,760 (the number of hours in one year).

        "Merchant power" or "Merchant" means power generation plants whose electricity production are not tied to long-term purchase agreements.

        "MMBtu" means one million British Thermal units. One British Thermal unit represents the amount of thermal energy required to raise the temperature of one pound of water at its highest density by one degree Fahrenheit, or approximately 1,055 joules.

        "NERC" means the North American Electric Reliability Council, which is a not-for-profit organization comprised of 10 regional reliability councils in North America. NERC sets standards for the reliable operation and planning of the bulk electric system and monitors, assesses and enforces compliance with such standards.

        "NOx" means nitrogen oxide.

        "Peak demand" means the maximum electrical load that a system requires within a specified period of time.

        "Peaker plant" means a plant designed to operate for relatively short periods of time during the hours of the highest daily, weekly, or seasonal loads. Peaker plants generally exhibit low efficiency and fast start-up times.

        "Reserve margin" means the amount of unutilized available capacity of an electric power system at peak load as a percentage of peak load. Available capacity includes mothballed plants that are not retired or closed indefinitely.

        "SERC" means the SERC Reliability Corporation, which is a nonprofit corporation responsible for promoting and improving the reliability, adequacy and critical infrastructure of the bulk power supply systems in all or portions of 16 central and southeastern states. Owners, operators and users of the bulk power system in these states cover an area of approximately 560,000 square miles and comprise what is known as the SERC Region. SERC is divided geographically into five sub-regions that are identified as Entergy, Gateway, Southern, Tennessee Valley Authority, or TVA, and the Virginia-Carolinas Area, or VACAR.

        "Simple-cycle" means a power generation method whereby a power plant uses a combustion turbine to generate electricity without enhancement from other generation processes.

        "SO2" means sulfur dioxide.

        "Spark spread" means the relationship between the price of electricity and the price of the natural gas or other fuel used to generate such electricity. The spark spread reflects the costs, or anticipated costs, of producing power.

        "Turbine" or "turbine generator" means a machine for generating rotary mechanical power (electricity) from the kinetic energy of a stream of fluid such as water, steam, or gas.

        "Watt" means the scientific unit of electrical power or typically the rate of power use that gives rise to the production of power at a rate of one joule per second.

        "Wheeling" means the use of the transmission facilities of one power system to transmit power and energy by agreement of, and for, another system with a corresponding charge.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

KGen Power Corporation
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statement of Operations
Consolidated Statement of Stockholders' Equity
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
KGen Partners LLC and Subsidiaries
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statement of Operations
Consolidated Statement of Stockholders' Equity
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of KGen Power Corporation

        We have audited the accompanying consolidated balance sheets of KGen Power Corporation and subsidiaries as of June 30, 2007 and December 4, 2006 (Date of Inception), and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from December 4, 2006 (Date of Inception) through June 30, 2007. Our audits also included the financial statement schedule listed in the Index at Item 16 (b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KGen Power Corporation and subsidiaries at June 30, 2007 and December 4, 2006 (Date of Inception), and the consolidated results of their operations and their cash flows for the period from December 4, 2006 (Date of Inception) through June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Houston, Texas September 27, 2007

KGen Power Corporation

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 4, 2006 (Date of Inception)	June 30, 2007
Assets
Current assets:
Cash and cash equivalents	$—	$90,315
Restricted cash and cash equivalents	—	40,205
Short-term investments	—	4,240
Accounts receivable	—	24,951
Spare parts inventories	—	7,074
Prepaid expenses	—	352
Other current assets	—	660

Total current assets	—	167,797
Property, plant, and equipment	—	702,459
Less: accumulated depreciation	—	9,164

Total property, plant, and equipment	—	693,295
Contract-based intangibles (net of $— and $4,186 of amortization)	—	79,356
Deferred charge	—	589
Deferred financing fees (net of $— and $348 of amortization)	—	5,916
Other noncurrent assets	—	1,814

Total assets	$—	$948,767

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$—	$18,589
Current portion of long-term debt	—	2,000

Total current liabilities	—	20,589
Long-term debt	—	197,000
Contract-based intangibles (net of $— and $731 of amortization)	—	19,437
Commitments and Contingencies
Stockholders' equity:
Common stock (par value $.01; 0 shares authorized and outstanding at December 4, 2006; 150,000 shares authorized; 55,945 shares issued and outstanding at June 30, 2007)	—	559
Additional paid in capital	—	730,219
Accumulated deficit	—	(19,037)

Total stockholders' equity	—	711,741

Total liabilities and stockholders' equity	$—	$948,767

The accompanying notes are an integral part of these financial statements.

KGen Power Corporation

Consolidated Statement of Operations

(in thousands, except per share amounts)

From December 4, 2006 (Date of Inception) to June 30, 2007
Revenues:
Energy sales	$87,396
Capacity sales	15,737

Total revenues	103,133
Operating expenses:
Cost of fuel	78,127
Operating and maintenance	9,722
Gas transportation	6,279
Selling, general, and administrative	11,777
Depreciation	9,164
Auxiliary power	2,649
Insurance	1,531

Total operating expenses	119,249
Operating loss	(16,116)
Other income (expenses):
Interest expense	(7,153)
Taxes, other than income taxes	(1,161)
Interest income	879
Other	912

Total other expenses	(6,523)
Net loss before taxes	(22,639)
Income tax benefit	3,602

Net loss after taxes	$(19,037)

Net loss per share—basic and diluted	$(0.39)
Weighted average shares outstanding—basic and diluted	48,603

The accompanying notes are an integral part of these financial statements.

KGen Power Corporation

Consolidated Statement of Stockholders' Equity

(in thousands)

From December 4, 2006 (Date of Inception) to June 30, 2007

	Common Stock
			Additional Paid in Capital	Accumulated Deficit
	Shares	Amount			Total
Balance at December 4, 2006 (Date of Inception)	—	$—	$—	$—	$—
Common shares issued—Private Equity Offering	55,634	556	724,495	—	725,051
Common shares issued—KGLLC Acquisition	308	3	4,007	—	4,010
Stock-based compensation expense	3	—	1,717	—	1,717
Net loss	—	—	—	(19,037)	(19,037)

Balance at June 30, 2007	55,945	$559	$730,219	$(19,037)	$711,741

The accompanying notes are an integral part of these financial statements.

KGen Power Corporation

Consolidated Statement of Cash Flows

(in thousands)

From December 4, 2006 (Date of Inception) to June 30, 2007
Cash flows from operating activities
Net loss	$(19,037)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,164
Deferred income taxes	(2,155)
Amortization of deferred financing fees	348
Amortization of contract-based intangibles	3,455
Change in fair value of derivative instruments	(1,113)
Stock compensation expense	1,717
Write off of short-term investment	35
Changes in operating assets and liabilities:
Accounts receivable	(20,077)
Spare parts inventories	145
Prepaid expenses	1,332
Other non-current assets	(770)
Deferred charge	(589)
Accounts payable and accrued liabilities	11,862

Net cash used in operating activities	(15,683)
Cash flows from investing activities
Purchase of KGLLC, net of cash acquired	(773,858)
Purchase of property, plant, and equipment	(396)
Proceeds from settlement of derivative instruments	704
Short-term investment	1,966
Investment in restricted cash and cash equivalents	(40,205)

Net cash used in investing activities	(811,789)
Cash flows from financing activities
Net proceeds from sale of common stock	725,051
Net proceeds from debt borrowings	193,736
Repayment of debt	(1,000)

Net cash provided by financing activities	917,787
Increase in cash and cash equivalents	90,315
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$90,315

Cash paid for
Income taxes	$—
Interest	$6,710
Non-cash transactions
Grant of shares for Board fees	$50
Grant of shares in exchange for an ownership interest of KGen Partners LLC	$4,010

The accompanying notes are an integral part of these financial statements.

KGen Power Corporation

Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies

        KGen Power Corporation (the "Company") was incorporated in Delaware on December 4, 2006, which is the date of inception. The Company was formed to acquire, own and operate electric power generation plants and sell electricity and electrical generation capacity in the United States. The electric power industry is highly cyclical and dependent upon weather patterns throughout the United States. As a result, revenues and operating income are subject to seasonal variations as demand for electricity and production capacity varies significantly with weather conditions, with summer months typically yielding higher demand and network loads.

        The Company has 150,000,000 shares of common stock authorized and 5,000,000 shares of preferred stock authorized. On the date of inception, one share of common stock was issued for the formation of the Company for total proceeds of $5.00. On December 28, 2006, the Company completed the initial placement of shares in a private equity offering (the "Offering") and the proceeds of the Offering were used for the acquisition of KGen Partners LLC ("KGLLC") and certain of its subsidiaries. The Offering raised $682.1 million by issuing 48,719,925 shares at $14.00 per share, including a portion of the underwriter's over allotment. (See Note 2.)

        Concurrently with the Offering, on December 28, 2006 the Company's Board of Directors approved the acquisition of KGLLC and subsequently entered into a Membership Interest Purchase and Sale Agreement with KGen Holdco LLC and GKL Capital, L.P. (the "PSA") whereby the Company agreed to acquire 100% of the member interests in KGLLC. KGLLC owns five gas-fired power generation plants. (See Note 3.)

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and those of KGen Partners LLC, KGen Power Management Inc., KGen LLC, KGen Murray LLC, KGen Murray I and II LLC, KGen Hot Spring LLC, KGen Hinds LLC, KGen Sandersville LLC, and KGen Acquisition I LLC, all direct or indirect 100% owned subsidiaries of the Company, as well as any variable interest entities for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates include the fair value of acquired assets, estimated asset lives, recovery of investments in long-lived assets, utilization of deferred tax assets, and fair value determination of financial instruments and share-based compensation. Actual results could differ from these estimates.

Revenue Recognition

        Revenues derived from electric power energy sales are recognized as power is delivered. Revenues derived from long-term capacity sales contracts are recognized based on the monthly minimum commitment component adjusted for seasonal and other factors as appropriate on a straight-line basis over the terms of the contracts.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

        Short-term investments, consisting of money market instruments with original maturities of three months or less, are considered to be cash equivalents and are recorded at cost, which approximates current market value.

        Cash and cash equivalents that are contractually restricted for specific purposes are classified as restricted on the balance sheet. Such restricted funds are classified as current and non-current based upon the nature of the purpose for which the funds can be used and the expected timing of use of such funds.

Short-Term Investments

        Short-term investments, consisting of money market instruments with original maturities of less than twelve months but more than three months, are considered to be short-term investments and are recorded at cost, which approximates current market value.

Spare Parts Inventories

        Inventories consist primarily of various consumable spare parts and tools, which are valued at the weighted-average cost method, and are stated at the lower of cost or market.

Contract-Based Intangibles

        Contract-based intangibles consist of the estimated fair value of contractual rights and obligations related to power purchase agreements and firm transportation contracts. The intangibles are being amortized using the straight-line method over the life of the specific contracts, and such amortization is reflected as an adjustment to the associated revenue or expense item. The contract-based intangibles are reviewed quarterly for impairment. No impairment was indicated at June 30, 2007.

Property, Plant, and Equipment

        Property, plant, and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful life of the various classes of assets.

Long-Lived Assets

        The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). Assets held for use are carried at cost less accumulated depreciation, unless recognition of impairment is necessary. For the period ending June 30, 2007, no events or changes in circumstances indicated the carrying value of long-lived assets held for use might not be fully recoverable.

Deferred Financing Costs

        Included in deferred financing costs are capitalized costs associated with debt issuance. Costs incurred to secure debt were capitalized and are being amortized over the life of the borrowing.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, short-term investments, accounts receivable, accounts payable, debt instruments, and interest rate derivatives. The carrying value of cash and cash equivalents, restricted cash and cash equivalents, short-term investments, accounts receivable, and accounts payable are representative of their respective fair value due to the short-term nature of these instruments. The carrying value of interest rate derivative instruments represents the fair value, which is based on estimates using standard pricing models that take into account the present value of future cash flows as of the consolidated balance sheet date. The carrying value of the debt instruments approximates the fair value as the instruments bear a floating market-based interest rate.

Concentration of Credit Risk

        The Company's only two customers as of June 30, 2007 are Georgia Power Company ("GPC") and Fortis Energy Marketing & Trading GP ("Fortis"). The Company does not believe these customers represent a significant credit risk. However, changes in economic, regulatory, or other factors could have a significant impact on the Company's contractual relationships (See Note 9). Operations of the facilities are dependent on the continued performance by customers and suppliers of their obligations under the relevant power sales contracts and operation and maintenance agreements. If a substantial portion of the Company's long-term power sales contract was modified or terminated, the Company could be adversely affected to the extent that it would be unable to find other customers at the same level of contract profitability.

Repair and Maintenance

        Costs incurred to repair and maintain the power plants, including major maintenance costs, are expensed as incurred.

Contingencies

        The Company, in the course of its operations, is subject to claims, lawsuits, and contingencies. Accruals are made in specific instances where it is probable that liabilities will be incurred.

Income Taxes

        The Company accounts for income taxes using the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of (i) temporary differences between financial statement carrying amounts of assets and liabilities and the basis of these assets and liabilities for tax purposes and (ii) operating loss and tax credit carry-forwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when management concludes that it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Loss Per Share

        Basic loss per share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Fully diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive. Unexercised in-the-money stock options to purchase a weighted average of 141,066 shares of common stock for the period from February 8, 2007 to June 30, 2007 were not considered in the loss per share calculation as such inclusion would have been anti-dilutive.

Period from December 4, 2006 (Date of Inception) to June 30, 2007
Numerator:
Net loss	$(19,037)

Denominator:
Weighted average shares outstanding	48,603

Loss per share—basic and diluted:	$(0.39)

Other Comprehensive Income

        The Company has no comprehensive income or loss other than net loss.

Business Segment Information

        The Company's business, operation of electric power generation plants and sale of electricity and electrical generation capacity, constitutes a single reportable segment pursuant to SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

New Accounting Pronouncements

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Consistent with its requirements, The Company will adopt FIN 48 effective July 1, 2007. The Company does not expect FIN 48 to have a material impact on its consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. Rather, its application will be made pursuant to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS No. 157 are to be applied prospectively upon adoption, except for limited specified exceptions. SFAS No. 157 will be effective for the Company on July 1, 2008.

The Company is evaluating the requirements of SFAS No. 157 and does not expect the adoption to have a material impact on its consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on July 1, 2008. The Company is evaluating the requirements of SFAS No. 159 and does not expect the adoption to have a material impact on its consolidated financial statements.

2. Equity Offering

        The Company was incorporated as a Delaware corporation on December 4, 2006 and was formed to raise equity from the private equity markets and to acquire, own and operate electric power generation plants and sell electricity and electrical generation capacity in the United States. The Offering was made in a private placement exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Company engaged the services of Friedman, Billings, Ramsey & Co., Inc. ("FBR") to serve as initial purchaser and placement agent for the Offering.

        The initial placement was for 48,240,682 common shares at an offering price of $14 per share. The Company also granted FBR an option to purchase or place up to an additional 7,236,102 shares of common stock (the "Over Allotment") at the offering price less the initial purchasers discount within 30 days after closing of the Offering. On December 28, 2006, the Company completed the private placement pending the completion of certain conditions as described in the PSA and funds were deposited in an escrow account. On February 8, 2007, all the conditions of the PSA for the acquisition of KGLLC were satisfied and the funds being held in escrow were released and became available for use by the Company for the acquisition and payment of offering costs.

        The Offering proceeds were $722.0 million, net of offering expenses of $53.8 million.

3. KGLLC Acquisition

        On December 28, 2006, the Company entered into the PSA. The PSA provided for the acquisition by the Company of 100% of the outstanding member interests in KGLLC, repayment of all the outstanding amounts due under an existing KGLLC credit agreement, completion of a new term loan borrowing, and certain entities ("MP Assets") that were not purchased by the Company were transferred to KGen Holdco LLC ("KGen Holdco"), an entity controlled by the previous owners of KGLLC. On February 8, 2007, all conditions were satisfied and the acquisition of KGLLC was completed. The results of KGLLC's operations have been included in the consolidated financial statements since that date.

        As a result of the acquisition, the Company acquired an indirect 100% interest in the entities holding the Hinds, Hot Spring, Murray I & II, and Sandersville power generating facilities.

Plant	State	Type	Output MW
			(Unaudited)
Murray I	GA	Combined-Cycle	630	(1)
Murray II	GA	Combined-Cycle	620
Hinds	MS	Combined-Cycle	520
Hot Spring	AR	Combined-Cycle	620
Sandersville	GA	Simple-Cycle	640

    (1)
    Based upon the most recent performance test, current capacity is designated at 630 MW for the GPC PPA.

        The purchase price was $927.3 million and was comprised of the following (in millions of dollars):

Cash	$921.6
Common stock issuance	4.0
Transaction costs	1.7

$927.3

        The $921.6 million cash acquisition payment was comprised of a payment to KGen Holdco of $507.8 million and a payment of $413.8 million to repay outstanding debt of KGLLC. The acquisition of KGLLC by the Company resulted in a change of control under KGLLC's previous financing that required KGLLC to prepay all outstanding debt obligations thereunder.

        The Company issued 308,000 shares to GKL Capital LP, an entity controlled by Gerald K. Lindner, the Chairman and Chief Executive Officer of the Company, in exchange for its member interests in KGLLC. The $4.0 million value of the shares issued was determined by the market price of the Company's common shares on the date that the acquisition of KGLLC was completed, less applicable placement fees.

        KGLLC owned several entities that were not acquired by the Company. Pursuant to the PSA, those entities were transferred to an entity owned by KGen Holdco, an entity controlled by the previous owners of KGLLC. KGen Power Management Inc. entered into a management services agreement with KGen Holdco whereby it agreed to assist KGen Holdco and such entity in the final dissolution of the MP Assets.

Purchase Price Allocation

        The KGLLC Acquisition was accounted for using the purchase method of accounting under the accounting standards established in SFAS No. 141, Business Combinations ("SFAS 141"). As a result, the assets and liabilities acquired by the Company are included in the Company's balance sheet as of June 30, 2007. The Company reflected the results of operations of the KGLLC acquisition beginning February 8, 2007. The Company recorded the estimated fair values of the assets acquired and liabilities assumed at the February 8, 2007 closing date, which are summarized in the following table (in thousands of dollars):

Final Purchase Price Allocation at February 8, 2007

Current assets	$170,470
Property, plant and equipment	699,908
Intangible assets subject to amortization (10.4 year weighted-average useful life):
Power purchase agreement (5.3 year weighted average useful life)	43,264
Gas transportation agreements (15.8 year weighted-average useful life)	40,278

83,542
Other assets	245

Total assets acquired	$954,165
Current liabilities	$6,727
Gas transportation agreements intangible liabilities subject to amortization (14.8 year weighted average useful life)	20,168

Total liabilities assumed	26,895

Net assets acquired	$927,270

        The KGLLC purchase price was less than the estimate of fair value for the net assets acquired. The purchase price was allocated to property, plant and equipment and intangible assets and liabilities based on the ratio of purchase price to fair value at the time of acquisition which was determined by appraisals. The purchase price allocation is final and no subsequent adjustments are expected.

Unaudited Pro Forma Results of Operations

        The following table sets forth certain unaudited consolidated operating results for the year ended June 30, 2007 and 2006, as if the KGLLC Acquisition and Offering were consummated as of the beginning of the applicable period. The KGLLC Acquisition was consummated on February 8, 2007. The pro forma information has been derived from the historical consolidated financial statements of the Company and the historical consolidated financial statements of KGLLC. For periods prior to the Company's inception, the results represent that of KGLLC. The pro forma results of operation are for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the pro forma financial information as being indicative of the historical results that would have been achieved had the merger occurred in the past or the future financial results that the Company will achieve after the merger (in thousands of dollars, except per share amounts):

	Unaudited Pro Forma Results of Operations For the Year Ended
	June 30, 2006	June 30, 2007
Total operating income (loss)	$5,375	$(7,547)
Net loss	(9,465)	(24,722)
Basic and diluted net loss per share:
Net loss per share	$(0.17)	$(0.44)
Weighted average shares outstanding	55,942	55,942

4. Property, Plant, and Equipment

        Property, plant, and equipment consists of the following (in thousands of dollars):

	Estimated Useful Life	June 30, 2007
Land	—	$4,201
Buildings	40 years	28,612
Gas and steam turbines	30 years	235,985
Generators and auxiliaries	30 years	48,402
Transmission and fuel gas pipelines	30 years	57,191
Systems and equipment	5-30 years	122,550
Other plant	3-30 years	205,518

Total property, plant, and equipment		702,459
Less: accumulated depreciation		9,164

Net property, plant, and equipment		$693,295

5. Contract-Based Intangibles

        Contract-based intangibles consist of the following as of June 30, 2007 (in thousands of dollars):

	Term	June 30, 2007
Assets
Murray I Georgia Power contract	May 31, 2012	$40,078
Murray firm transportation contracts	Various	39,278

Total assets		$79,356

Liabilities
Hinds firm transportation contract	March 31, 2008	$443
Murray firm transportation contract	November 30, 2016	612
Hot Spring firm transportation contracts	Various	18,382

Total liabilities		$19,437

        From December 4, 2006 (Date of Inception) to June 30, 2007, amortization of contract-based power sales rights and obligations was $3.2 million and was recorded as a reduction of energy sales on the consolidated statements of operations. For the period from December 4, 2006 (Date of Inception) to June 30, 2007, amortization of contract-based natural gas transportation rights and obligations of $0.3 million was recorded as an increase of gas transportation expenses on the consolidated statements of operations.

6. Long-Term Debt

        Long-term debt is summarized as follows as of June 30, 2007 (in thousands of dollars):

	Interest Rate	Maturity	June 30, 2007
Total debt outstanding	Variable	February 8, 2014	$199,000
Less: current portion			2,000

Total long-term debt			$197,000

        In order to pay the purchase price due and payable in connection with the KGLLC Acquisition, KGen LLC entered into a credit agreement with Morgan Stanley (the "Credit Agreement") and related security deposit agreement (the "Security Deposit Agreement") with Union Bank of California, as collateral agent and The Bank of New York, as Depository to provide term debt in the amount of $200.0 million on February 8, 2007. The term debt bears interest at an adjusted rate based on the London Interbank Offered Rate ("LIBOR") plus 175 basis points, or 7.125% at June 30, 2007, has a term of seven years and requires a $2.0 million principal payment per year made in quarterly installments. KGen LLC's obligations and indebtedness under the Credit Agreement are secured by a security interest in all of the assets and all of the membership interests of KGen LLC and its subsidiaries.

        The remaining future minimum principal payments subsequent to June 30, 2007, and thereafter are as follows (in thousands of dollars):

2008	$2,000
2009	2,000
2010	2,000
2011	2,000
2012	2,000
Thereafter	189,000

Total	$199,000

        KGen LLC also entered into an $80.0 million working capital facility for other liquidity needs and a $120.0 million synthetic letter of credit to support the collateral requirements at the project level. The working capital facility bears interest at 200 basis points over LIBOR with a 50 basis point commitment fee for any unused portion and has a five-year term. The Company pays a fee of 191 basis points on the outstanding amount of the synthetic letter of credit. The synthetic letter of credit facility has a seven-year term and was fully drawn as of June 30, 2007. No amounts were drawn under the working capital facility as of June 30, 2007 except for a $14.7 million letter of credit has been issued thereunder.

        The Credit Agreement and related financing documents contain various affirmative and negative covenants, including financial covenants, limitations on KGen LLC's ability to pay dividends and restrictions on the use of available cash for operations, except as required for debt service payments.

        Under the terms of agreements governing indebtedness of certain subsidiaries of KPC, such subsidiaries are restricted from making dividend payments, loans or advances to the Company. These restrictions resulted in restricted net assets (as defined in Rule 4-3(e)(3) of the Regulation S-X) of the Company's subsidiaries exceeding 25% of the consolidated net assets of the Company and its subsidiaries. The amount of restricted net assets is $618.4 million.

7. Restricted Cash and Cash Equivalents

        The Credit Agreement requires KGen LLC to maintain six months of principal and interest payments reserve in cash. At June 30, 2007, the restricted balance, in accordance with this requirement, was $9.9 million.

        Additionally, the Security Deposit Agreement requires KGen LLC to reserve the estimate of annual major maintenance expenses. At June 30, 2007 the restricted balance, in accordance with this requirement, was $30.3 million.

8. Commitments

        The Murray I facility has a power purchase agreement with GPC ("GPC PPA") expiring May 31, 2012. Under the terms of the GPC PPA, the Company sells a unit contingent 550 to 680 MW of capacity and associated energy to GPC. The capacity price under the GPC PPA escalates annually. The monthly minimum commitment of 550 MW is recognized separately for summer and non-summer months as capacity revenue on a straight-line basis over the remaining term of the GPC PPA. Actual capacity revenue recognized for the period from December 4, 2006 (Date of Inception) to June 30, 2007 was based on a 630 MW designation, which was in excess of the monthly minimum commitment.

        The future minimum capacity sales payments (subject to the adjustments discussed below and based upon a capacity of 550 MW) to be recognized under the GPC PPA for the five years subsequent to June 30, 2007, and thereafter are as follows (in thousands of dollars):

2008	$42,202
2009	43,046
2010	43,908
2011	44,785
2012	37,586
Thereafter	—

Total	$211,527

        The Company recognized $15.7 million related to capacity sales on the GPC PPA for the period from December 4, 2006 (Date of Inception) to June 30, 2007. The Company recognized $589,000 in deferred charges which consisted of the difference between the monthly minimum commitment calculated on a straight line-basis over the remaining term of the GPC PPA and actual minimum capacity sales payments due under the GPC PPA.

        The price of the associated energy is calculated to approximate a pass-through of fuel and variable operations and maintenance costs. The Company recognized $17.4 million related to energy sales on the GPC PPA for the period from December 4, 2006 (Date of Inception) to June 30, 2007.

        The GPC PPA is subject to seasonal and monthly availability adjustments (positive or negative) if available capacity differs from a specified availability level. These adjustments are recognized as capacity sales revenue as associated capacity is provided.

        The amount receivable from the GPC PPA was $19.6 million at June 30, 2007.

        Prior to the Company's acquisition of KGLLC, Duke Capital LLC (the "Duke Affiliate") was required under the GPC PPA to post a performance guarantee of $120.0 million through May 2008, $100.0 million from June 2008 through May 2010, $80.0 million from June 2010 through May 2011, and $40.0 million from June 2011 through May 2012. KGLLC reimbursed the Duke affiliate for the actual costs of maintaining the performance guarantee. In connection with the Company's acquisition of KGLLC, the GPC PPA was amended to allow the Company to replace the Duke affiliate performance guarantee with the synthetic letter of credit issued pursuant to the Credit Agreement.

        Fortis is the commercial marketer for all of the Company's facilities and Duke Energy Generation Services, Inc. ("DEGS") is the operations and maintenance provider for all the Company's facilities. The Company compensates Fortis based on a percentage of gross margin not to be less than a minimum management fee. For the period from December 4, 2006 (Date of Inception) to June 30, 2007, the Company paid Fortis $0.3 million for energy management services and paid DEGS $6.4 million for operations and maintenance services and fees. The net receivable from Fortis was $5.0 million at June 30, 2007.

        The Company has a fuel supply agreement with Sequent Energy Management ("Sequent"), a subsidiary of AGL Resources, which supports the GPC PPA. This full requirements contract is for firm delivery of 85,106 decatherms per day ("Dth/day") and expires May 31, 2008, with evergreen annual renewals absent notice from either party. Sequent retains a continuing first priority lien on and security interest in the Company's energy payment receivables from GPC, to the extent of fuel costs owed. The fuel pricing is based on a combination of related gas price indices and other components similar to the pricing in the GPC PPA. Sequent delivers natural gas to several pipeline receipt points from which the Company has long-term gas transportation contracts with East Tennessee Natural Gas Company for 168,000 Dth/day of firm capacity. On June 14, 2007, the Company executed an extension on the fuel supply agreement with Sequent that extends the term through May 31, 2012, the date on which the GPC PPA terminates. The terms of the extension are identical to those of the current fuel supply agreement.

        The Company has long-term gas transportation contracts with Texas Eastern Transmission Corporation to deliver gas to the Hinds facility. The firm transport contract terminates in April 2008 and provides firm capacity of 80,000 Dth/day in the summer peak period and lesser amounts in the other parts of the year.

        The Company has long-term gas transportation contracts with a subsidiary of CenterPoint Energy, Inc. to deliver gas to the Hot Spring facility. The contracts provide firm capacity of 98,000 Dth/day in the summer peak period and 50,000 Dth/day in the other parts of the year.

        The Company has entered into long-term service agreements with General Electric International ("GE") to provide maintenance services at the Hinds, Hot Spring, and Murray facilities. All maintenance costs paid to GE are expensed as incurred. The agreement terms vary based on the start date but end after the later of the second major inspection or attainment of specified aggregate factored hours or factored starts. Payments to GE are variable based on parts and work required, plant run time or equivalent starts and stops.

        The Company has entered into standby letters of credit that support generation imbalances with The Southern Company. The Company has entered into additional standby letters of credit that support obligations to Texas Eastern Transmission Company, GPC, Mississippi Power Company, and Tennessee Valley Authority. At June 30, 2007, letters of credit were supported by $4.2 million of short-term investments as collateral.

        The Company has entered into a standby letter of credit that supports the lease of its executive offices. This letter of credit is supported with $100,000 of cash and cash equivalents as collateral.

        The Company has a three-year operating lease for its executive office space expiring September 30, 2007. Rent expense under this lease was $94,000 for the period from December 4, 2006 to June 30, 2007. Remaining future minimum lease payment is $58,000 in the fiscal year ending June 30, 2008. On August 8, 2007, the Company executed a new lease which includes its current space of 10,800 square feet plus an additional 9,400 square feet.

        On June 18, 2007, the Company signed a purchase and sale agreement with affiliates of Complete Energy Holdings, LLC ("CEH") to acquire 1,859 MW of capacity for $1.3 billion, plus working capital adjustments. The acquisition is comprised of two electric power generation plants, the La Paloma site in California and the Batesville site in Mississippi. See additional discussion in Note 14.

9. Industrial Development Revenue Bonds

        Construction of the Hot Spring, Murray, and Sandersville facilities was financed by various development authorities through the issuance of Industrial Development Revenue Bonds (the "Bonds"). Simultaneous with the Bonds' issuance, the facilities were leased to the project companies subsequently acquired by the Company by the development authority pursuant to either 20-year or 30-year lease agreements. As part of the bond agreements, the development authorities assigned the leases to the bond trustee to secure the Bonds in accordance with the terms of trust indentures. The lease payments are set exactly equal to the bond repayments and are the sole source of retirement for the Bonds. The Company is the sole holder of the bonds.

        The agreements executed in connection with the transfer of the Bonds permit the limited liability companies to make payments to the Company in the form of intercompany book entries without the actual transfer of cash. At June 30, 2007, $775.4 million of the Bonds remained outstanding related to the Hot Spring, Sandersville, and Murray projects.

        Upon expiration of the lease term or earlier termination of the lease by the repayment of the bonds, the Company may purchase the properties for a nominal amount.

        Under the terms of the Bonds and the related trust indentures and agreements, the Company has constructive ownership of the facilities, which are included in property, plant, and equipment in the accompanying consolidated financial statements. As the Company has the unilateral right to terminate the lease and trust indentures by repaying the Bonds to itself, the principal balance of the Bonds and the lease obligation have been presented net in the accompanying consolidated balance sheets. Additionally, the lease payments and the bond interest income have been presented net in the accompanying consolidated statements of operations.

10. Derivatives

        The Company accounts for derivative instruments in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138, and SFAS No. 149, ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The ongoing effects are dependent on future market conditions.

        The Company has acquired two interest rate option contracts ("Caps") from KGLLC. These contracts are accounted for at fair value. The short-term portion of the Caps as of June 30, 2007 was $349,000 and is recorded in other current assets. The change in fair value of the contracts and all related amounts in connection with settlement are recorded in other income and expense. The Caps have notional amounts of $162.5 million and $150.0 million, respectively, and pay the Company if the LIBOR rate exceeds 4.5% and 5.5%, respectively. The Caps expire September 30, 2007.

        On May 4, 2007, the Company entered into six interest rate swap agreements ("Swaps"). Each of the six individual swap agreements has a notional amount of $33.0 million and has a term that expires in each consecutive year, beginning on March 31, 2008 continuing through March 31, 2013. The average interest rate payable by the Company is 5.160%. The change in fair value of the contracts and all related amounts in connection with settlement are recorded in other income and expense. The short-term portion of the Swaps as of June 30, 2007 was $311,000 and is recorded in other current assets. The long-term portion of the Swaps as of June 30, 2007 was $798,000 and is recorded in other non-current assets.

11. Share-Based Payments

        Effective January 1, 2007, the Company adopted the KGen Power Corporation 2006 Equity Incentive Plan (the "2006 Incentive Plan"). Under the 2006 Incentive Plan, 4,870,568 shares are currently authorized and reserved for equity awards.

        On February 8, 2007, options were granted under the 2006 Incentive Plan to purchase 730,585 shares of common stock at an exercise price equal to $14 per share. On February 8, 2007, additional options were granted under the 2006 Incentive Plan to purchase 1,704,699 shares of common stock in four equal parts at four different exercise prices: (i) $14 per share, (ii) $15.40 per share, (iii) $16.80 per share, (iv) $18.20 per share. Options from both grants have a ten-year term and will vest equally over three years from February 8, 2007, assuming continuous employment by the grantee. The Company's policy is to recognize option awards subject to periodic vesting on a straight-line basis over the requisite service period for the entire award. No share based compensations awards had been awarded to employees prior to the February 8, 2007 grants.

        On May 3, 2007, stock awards were granted to non-employee directors of the company. The non-employee director grants consist of liability awards of common stock totaling $100 thousand per year for each director with the number of shares granted determined by the market price of the Company's stock quarterly and are measured and recognized at fair value through earnings as settled at fair value.

        The Company has applied the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R") for the accounting of stock based awards. SFAS 123R requires that compensation expense be recorded for the options granted under the 2006 Incentive Plan. In general, compensation expense will be determined at the date of grant based on the fair value of the options granted and amortized to compensation expense over the applicable vesting period.

        The fair value of each stock option is estimated on the date of grant using a Black-Scholes option pricing model. The weighted average assumptions for the period from December 4, 2006 (Date of Inception) to June 30, 2007 are noted as follows:

Risk-free interest rate	4.70%
Expected volatility	32.37%
Expected term in years	6.01
Expected dividends	—
Fair value (per option)	$5.28

        The risk-free rate of return was based on the U.S. Treasury yield curve in effect on the date of grant. As the Company has not had publicly traded stock, the expected volatility was based on the average of the historical volatility of a group of companies that management believes is comparable to KGen Power Corporation. To the extent that the Company had sufficient information to develop reasonable expectations about future exercise patterns, the Company estimated the expected term of awards based on several factors, including vesting schedules, contractual terms, expected post-vesting termination behavior, and various factors surrounding the expected exercise behavior of employees. The "simplified" method for "plain vanilla" options as described in SEC Staff Accounting Bulletin No. 107 was used to estimate the expected term of certain options granted.

        The following table summarizes incentive stock-based compensation activity for the period from December 4, 2006 (Date of Inception) to June 30, 2007:

	Shares Under Option	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding December 4, 2006 (Date of Inception)	—	$—
Granted	2,435,284	15.26
Exercised	—	—
Forfeited or expired	—	—

Outstanding June 30, 2007	2,435,284	$15.26	9.61	$9,107,980
Vested or expected to vest at June 30, 2007	—	—	—	—
Exercisable at June 30, 2007	—	—	—	—

        Total compensation cost for share-based payment arrangements recognized in income was $1.8 million for the period from December 4, 2006 (Date of Inception) to June 30, 2007. Total income tax benefit recognized for share-based compensation arrangements was $583,000 for the period from December 4, 2006 (Date of Inception) to June 30, 2007. As of June 30, 2007, there was $11.2 million of total unrecognized compensation cost related to non-vested options. The cost is expected to be recognized over a weighted average period of 2.61 years.

12. Income Taxes

        The detail of income tax provision (credits) for continuing operations is presented below:

From December 4, 2006 (Date of Inception) to June 30, 2007
Current	$—
Deferred
Federal	(3,602)
State	—

Total	$(3,602)

        The Company's provision for income taxes differs from that determined by applying the federal income tax rate (statutory rate) to income from continuing operations before income taxes, as follows (in thousands of dollars):

From December 4, 2006 (Date of Inception) to June 30, 2007
Statutory rate	35%
Tax at statutory rate	$(7,923)
Increase (decrease) due to:
Nondeductible meals and entertainment	6
Nondeductible corporate D&O insurance	166
State tax benefit	(848)
Adjustment to valuation allowance	4,997

Total provision	$(3,602)

        Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at June 30, 2007, were as follows (in thousands of dollars):

June 30, 2007
Deferred tax assets:
Interest rate derivatives	$228
Intangible assets	1,648
Nonqualified stock options expense	583
Net operating loss	7,738
Deferred state tax	848

Net deferred tax assets	11,045

Deferred tax liabilities:
Purchase price adjustments	2,155
Property, plant, and equipment	2,879
Intangible liability	1,014

Net deferred tax liability	6,048
Valuation allowance	4,997

Deferred tax asset (liabilities)—net	$—

        At June 30, 2007, the Company has a federal net operating loss carryforward of $22.0 million which will expire on June 30, 2027. The Company also has state net operating loss carryforwards of approximately $1.3 million. Of this amount, $0.3 million will expire in 2012 and $1.0 million will expire on June 30, 2027.

        Management has decided that valuation allowances are necessary, as of June 30, 2007, as the future tax benefits relating to all deferred income tax assets are not expected to be fully realized when measured against a more likely than not standard.

        Loss from operations before income taxes consisted of $22.6 million for the year ended June 30, 2007.

13. Related Party Transactions

        The Company issued 308,000 shares to GKL Capital LP in exchange for its member interest in KGLLC. Mr. Gerald Lindner, Chairman and Chief Executive Officer of the Company, is the sole general partner of GKL Capital LP. The approximate dollar value of the transaction and the value of Mr. Linder's interest in the transaction was $4.0 million. The $4.0 million value of the shares issued was determined by the market price of the Company's common shares on the date that the acquisition of KGLLC was completed, less applicable placement fees.

        The Company provides asset management services to KGen Holdco LLC, formerly known as KMPAM Holdco LLC, with respect to certain assets that were held as part of our predecessor's business prior to our acquisition of KGen Partners LLC in February 2007. KMPAM Holdco LLC is controlled by MatlinPatterson Global Advisers LLC. Mr. Ramon Betolaza, who became a director of the Company in May 2007 is a Partner of MatlinPatterson Global Advisers and shares in the profits of such entity. Under the services agreement with KMPAM Holdco LLC, the Company receives payments of $50,000 per month plus reimbursement for out-of-pocket expenses in connection with the asset management services. The services agreement was in effect prior to Mr. Betolaza becoming a director of the Company and is expected to remain in place until no later than February 2009.

14. Subsequent Events

        On September 19, 2007, the Company informed CEH that it was likely the Company would not complete the CEH acquisition in accordance with the terms of the purchase and sale agreement. The Company received a letter from CEH that asserts that the Company is in breach of the purchase and sale agreement. In connection with these events, the Company recorded $50.0 million to reflect a reserve required against payment of amounts as a result of not completing the transaction.

        Event (unaudited) subsequent to date of independent registered public accounting firm's report—On October 12, 2007 the Company entered into a termination agreement and mutual release agreement with CEH and certain of its affiliates pursuant to which the Company made a $35.0 million payment to CEH in full settlement of its liabilities to CEH in connection with the termination of the purchase and sale agreement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of KGen Power Corporation

        We have audited the accompanying consolidated balance sheets of KGen Partners LLC and subsidiaries as of February 7, 2007 and June 30, 2006, and the related consolidated statements of operations, members' equity, and cash flows for the period from July 1, 2006 through February 7, 2007, the year ended June 30, 2006, and the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KGen Partners LLC and subsidiaries at February 7, 2007 and June 30, 2006, and the consolidated results of their operations and their cash flows for the period from July 1, 2006 through February 7, 2007, the year ended June 30, 2006, and the period from August 5, 2004 (Date Operation Commenced) through June 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas September 27, 2007

KGen Partners LLC and Subsidiaries

Consolidated Balance Sheets

(in thousands)

	June 30, 2006	February 7, 2007
Assets
Current assets:
Cash and cash equivalents	$27,497	$126,855
Restricted cash and cash equivalents	21,793	22,548
Short-term investments	5,031	6,241
Accounts receivable	23,291	6,137
Spare parts inventories	6,122	7,393
Prepaid expenses	362	1,771
Other current assets	1,931	1,049
Assets held for sale	82,594	—

Total current assets	168,621	171,994
Property, plant, and equipment	346,671	367,259
Less: accumulated depreciation	21,872	30,324

Total property, plant, and equipment	324,799	336,935
Contract-based intangibles (net of $8,993 and $11,800 of amortization)	47,833	45,026
Deferred charge	2,833	4,065
Deferred financing fees (net of $357 and $541 of amortization)	1,576	1,820
Other noncurrent assets	694	371

Total assets	546,356	560,211

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued liabilities	14,208	9,242
Current portion of long-term debt	3,250	3,250
Liabilities associated with assets held for sale	2,345	—

Total current liabilities	19,803	12,492
Long-term debt	479,342	409,327
Contract-based intangibles (net of $2,842 and $3,737 of amortization)	19,592	18,697
Commitments and contingencies	—	—
Members' equity	27,619	119,695

Total liabilities and members' equity	$546,356	$560,211

The accompanying notes are an integral part of these financial statements.

KGen Partners LLC and Subsidiaries

Consolidated Statement of Operations

(in thousands)

	Period From August 5, 2004 (Date Operations Commenced) Through June 30, 2005	Year Ended June 30, 2006	Period From July 1, 2006 Through February 7, 2007
Revenues:
Energy sales	$75,026	$264,576	$141,080
Capacity sales	16,511	51,688	34,501

Total revenues	91,537	316,264	175,581
Operating expenses:
Cost of fuel	67,208	222,325	115,076
Operating and maintenance	30,081	18,919	11,549
Gas transportation	13,919	15,893	9,674
Selling, general, and administrative	13,613	14,247	10,436
Depreciation	12,956	12,895	7,614
Auxiliary power	5,355	6,905	4,187
Insurance	3,375	3,657	2,039

Total operating expenses	146,507	294,841	160,575

Operating profit (loss)	(54,970	21,423	15,006
Other income (expenses):
Net gain on sale of assets	—	11,393	110,109
Debt extinguishment loss	(33,099)	—	—
Interest expense	(36,691)	(43,762)	(30,231)
Taxes, other than income taxes	(5,391)	(5,821)	(3,106)
Interest income	713	2,361	3,834
Other financing fees	(1,637)	(1,790)	(948)
Other	(1,000)	890	(2,588)

Total other income (expenses)	(77,105)	(36,729)	77,070

Net income (loss)	$(132,075)	$(15,306)	$92,076

The accompanying notes are an integral part of these financial statements.

KGen Partners LLC and Subsidiaries

Consolidated Statement of Stockholders' Equity

(in thousands)

	Capital Members	Profit Sharing Members	Total Members' Equity
Initial contribution	$175,000		$175,000
Net loss	(132,075)		(132,075)

June 30, 2005	$42,925	$—	$42,925
Net loss	(15,306)	—	(15,306)

June 30, 2006	$27,619	$—	$27,619
Net income	92,076	—	92,076

February 7, 2007	$119,695	$—	$119,695

The accompanying notes are an integral part of these financial statements.

KGen Partners LLC and Subsidiaries

Consolidated Statement of Cash Flows

(in thousands)

	Period From August 5, 2004 (Date Operations Commended) Through June 30, 2005	Year Ended June 30, 2006	Period From July 1, 2006 Through February 7, 2007
Cash flows from operating activities
Net income (loss)	$(132,075)	$(15,306)	$92,076
Items in net earnings not requiring cash:
Depreciation	12,956	12,895	7,614
Net gain on sale of assets	—	(11,393)	(110,109)
Interest paid-in-kind	2,564	9,091	5,610
Amortization of contract-based intangibles, net, and other	2,989	3,438	2,096
Change in fair value of derivative instruments	1,000	(2,012)	564
Impairment of assets	—	1,120	—
Debt extinguishment loss	33,099	—	—
Changes in operating assets and liabilities:
Accounts receivable	(18,935)	(4,455)	18,253
Spare parts inventories	6	(349)	(484)
Prepaid expenses	(523)	131	(1,758)
Other current and noncurrent assets	(372)	1	—
Deferred charge	(500)	(2,334)	(1,232)
Accounts payable and accrued liabilities	25,984	(9,512)	(7,248)
Other noncurrent liabilities	221	(140)	—

Net cash provided by (used in) operating activities	(73,586)	(18,825)	5,382
Cash flows from investing activities
Acquisition of property, plant, and equipment	(434,787)	—	—
Acquisition of spare parts inventories	(8,445)	—	—
Acquisition of contract-based intangibles, net	(34,392)	—	—
Purchases of property, plant, and equipment	(951)	(688)	(338)
Sale of property, plant, and equipment	—	16,374	171,566
Short-term investment	(960)	(4,071)	(1,210)
Proceeds from settlement (purchases) of interest rate options	(1,568)	202	766
Investment in restricted cash and cash equivalents	(16,609)	(5,184)	(755)

Net cash provided by (used in) investing activities	(497,712)	6,633	170,029
Cash flows from financing activities
Deferred financing fees, net	(1,852)	—	(428)
Proceeds from issuance of long-term debt (net of $33,099 debt extinguishment loss for the period August 5, 2004 (date operations commenced) through June 30, 2005)	490,383	—	—
Repayment of debt	(49,295)	(3,250)	(75,625)
Capital contributions	175,000	—

Net cash (used in) provided by financing activities	614,236	(3,250)	(76,053)

Increase (decrease) in cash and cash equivalents	42,938	(15,442)	99,358
Cash and cash equivalents at beginning of period	—	42,939	27,497

Cash and cash equivalents at end of period	$42,938	$27,497	$126,855

Cash paid for interest	$20,752	$34,388	$23,310

The accompanying notes are an integral part of these financial statements.

KGen Partners LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. Nature of Business and Basis of Presentation

        KGen Partners LLC (Partners) was formed as an investment by MatlinPatterson Global Opportunities Partners II, L.P., MatlinPatterson Global Opportunities Partners (Caymans) II, L.P., KGen (Delaware) Inc., KGen (Cayman) L.P. (all affiliates of MatlinPatterson Global Partners LLC and, collectively, the Capital Members), GKL Capital, L.P., and BCE Capital, L.P. (collectively, the Profit Sharing Members) (the Capital Members and the Profit Sharing Members are collectively referred to as the Members). Under the terms of the limited liability company agreement, as amended, generally, net income equal to the excess of all net loss over all net income previously allocated to the Members is allocated in proportion to each Member's share of such excess. All remaining net income is allocated to the Members in accordance with their respective percentage interest. An amount of net loss equal to the excess of all net income over net loss previously allocated to the Members is allocated in proportion to each Member's share of such excess. All remaining net loss is allocated to the Members in proportion to their capital contributions.

        On August 5, 2004, Partners, through its subsidiaries, acquired nine natural gas-fired power generation plants in the southeast United States (the Southeast Portfolio) for $477.6 million. The acquisition was effected through the purchase of 100% of the outstanding membership interests in eight limited liability companies previously owned by a subsidiary of Duke Energy Corporation (the Previous Owner). Pursuant to the acquisition documents, the membership interests were transferred from the Previous Owner to KGen Murray LLC and KGen Power LLC, wholly owned subsidiaries of Partners.

        The fair value of the assets acquired and liabilities assumed exceeded the purchase price. Such excess was allocated as a pro rata reduction of the values of long-term assets acquired, including those of net contract-based intangibles. As of August 5, 2004, $8.4 million of spare parts inventories, $434.8 million of property, plant, and equipment, and $34.4 million of net contract-based intangibles were recorded in connection with the acquisition (see Notes 4 and 5).

        The Southeast Portfolio consisted of nine constructed natural gas-fired power generation plants, located in the Southeastern Electric Reliability Council region.

Plant	State	Type	Output MW
			(Unaudited)
Murray I	GA	Combined Cycle	630	(2)
Murray II	GA	Combined Cycle	620
Hinds	MS	Combined Cycle	520
Hot Spring	AR	Combined Cycle	620
Sandersville	GA	Simple Cycle	640
Enterprise(1)	MS	Simple Cycle	640
Marshall(1)	KY	Simple Cycle	640
Southaven(1)	MS	Simple Cycle	640
New Albany(1)	MS	Simple Cycle	385

    (1)
    In fiscal year 2007, Partners sold certain assets related to the Enterprise, Marshall, Southaven, and New Albany power generation facilities (see Note 10).

    (2)
    Based upon the most recent performance test, current capacity is designated at 630 MW for the GPC PPA.

        The electric power industry is highly cyclical and dependent upon weather patterns throughout the United States. As a result, revenues and operating income are subject to seasonal variations as demand for electricity and production capacity varies significantly with weather conditions, with summer months typically yielding higher demand and network loads.

        As described in Note 11, Partners had a change of ownership on February 8, 2007. As a result, the consolidated financial statements as of February 7, 2007, and for the period from July 1, 2006 through February 7, 2007, are presented to reflect the financial position and results of operations prior to the change in ownership on February 8, 2007. These consolidated financial statements have been prepared on the basis of a going concern and do not reflect any adjustments associated with the change of ownership.

2. Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of Partners and those of KGen Power Management Inc., KGen LLC, KGen Murray LLC, KGen Murray I and II LLC, KGen Power LLC, KGen Hot Spring LLC, KGen Hinds LLC, KGen Enterprise LLC, KGen New Albany LLC, KGen Sandersville LLC, KGen Marshall LLC, and KGen Southaven LLC, all 100% owned subsidiaries (collectively, the Company), as well as any variable interest entities for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

        Certain of the subsidiaries were sold as described in Note 10. The consolidated financial statements include results of operations of such subsidiaries through the respective sales dates.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include the fair value of acquired assets, estimated asset lives, recovery of investments in long-lived assets, and fair value determination of financial instruments. Actual results could differ from these estimates.

Revenue Recognition

        Revenues derived from electric power sales are recognized as power is delivered. Revenues derived from long-term capacity sales contracts are recognized based on the monthly minimum commitment component adjusted for seasonal and other factors as appropriate on a straight-line basis over the terms of the contracts.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

        Short-term investments, consisting of money market instruments with original maturities of three months or less, are considered to be cash equivalents and are recorded at cost, which approximates current market value.

        Cash and cash equivalents that are contractually restricted for specific purposes are classified as restricted on the balance sheet. Such restricted funds are classified as current or non-current based upon the nature of the purpose for which the funds can be expended and the expected timing of use of such funds.

Short-term Investments

        Short-term investments, consisting of money market instruments with original maturities of less than twelve months but more than three months, are considered to be short-term investments and are recorded at cost, which approximates current market value.

Spare Parts Inventories

        Inventories consist primarily of various consumable spare parts and tools, which are valued at the weighted-average cost method, and are stated at the lower of cost or market.

Contract-Based Intangibles

        Contract-based intangibles consist of the estimated fair value of contractual rights and obligations related to power purchase agreements and firm transportation contracts obtained as part of the Southeast Portfolio acquisition. The intangibles are being amortized using the straight-line method over the life of the specific contracts, and such amortization is reflected as an adjustment to the associated revenue or expense item. The contract-based intangibles are reviewed quarterly for impairment.

Property, Plant, and Equipment

        Property, plant, and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful life of the various classes of assets.

Long-Lived Assets

        The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). Assets held for use are carried at cost, unless recognition of impairment is necessary. For the period July 1, 2006 through February 7, 2007, no events or changes in circumstances indicated the carrying value of long-lived assets held for use might not be fully recoverable. Assets held for sale are carried at the lower of historical net book value or fair value less cost of disposal (see Note 10).

Deferred Financing Costs

        Included in deferred financing costs are capitalized costs associated with debt issuance. Costs incurred to secure debt were capitalized and are being amortized over the life of the borrowing.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, short-term investments, accounts receivable, accounts payable, debt instruments, and interest rate derivatives. The carrying value of cash and cash equivalents, restricted cash and cash equivalents, short-term investments, accounts receivable, and accounts payable are representative of their respective fair value due to the short-term nature of these instruments. The carrying value of interest rate derivative instruments represents the fair value, which is based on estimates using standard pricing models that take into account the present value of future cash flows as of the consolidated balance sheet date. The carrying value of the debt instruments approximates the fair value as the instruments bear a floating market-based interest rate.

Concentration of Credit Risk

        The Company's only two customers as of February 7, 2007 are Georgia Power Company ("GPC") and Fortis. The Company does not believe these customers represent a significant credit risk. However, changes in economic, regulatory, or other factors could have a significant effect on the Company's contractual relationships (see Note 7). Operations of the facilities are dependent on the continued performance by customers and suppliers of their obligations under the relevant power sales contracts and operation and maintenance agreements. If a substantial portion of the Company's long-term power sales contracts were modified or terminated, the Company could be adversely affected to the extent that it would be unable to find other customers at the same level of contract profitability.

Repair and Maintenance

        Costs incurred to repair and maintain the power plants, including major maintenance costs, are expensed as incurred.

Contingencies

        The Company, in the course of its operations, is subject to claims, lawsuits, and contingencies. Accruals are made in specific instances where it is probable that liabilities will be incurred.

Asset Retirement Obligations

        The Company accounts for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 establishes financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The Company has an asset retirement obligation with respect to the Enterprise facility. The Enterprise facility is required to restore the property to its near original condition and to remove all meter station equipment. As of February 7, 2007, the Company has an asset retirement obligation of $50,000 recorded and has incurred no costs to date related to retirement activities.

Income Taxes

        Partners is a limited liability company and, as such, for federal and state income tax purposes is treated as a partnership. The taxable income or loss of Partners is ultimately included as part of the taxable income for each of the Members.

3. Property, Plant, and Equipment

        Property, plant, and equipment consists of the following (in thousands of dollars):

	Estimated Useful Life	June 30, 2006	February 7, 2007
Land	—	$2,561	$3,156
Buildings	40 years	13,694	13,694
Gas and steam turbines	30 years	100,391	119,943
Steam generators and auxiliaries	30 years	27,106	27,106
Transmission and fuel gas pipelines	40 years	26,639	26,639
Systems and equipment	5-30 years	63,315	63,324
Other plant	3-30 years	112,965	113,397

Total property, plant, and equipment		346,671	367,259
Less: accumulated depreciation		21,872	30,324

Net property, plant, and equipment		$324,799	$336,935

        On January 1, 2006, the Company decided to sell the assets of its simple cycle generation facilities, with the exception of the Sandersville facility (see Note 10).

4. Contract-Based Intangibles

        Contract-based intangibles consist of the following as of June 30, 2006 and February 7, 2007 (in thousands of dollars):

	Term	June 30, 2006	February 7, 2007
Assets
Murray I Georgia power contract	May 31, 2012	$16,044	$14,405
Murray firm transportation contract	April 30, 2023	7,121	6,866
Hot Spring firm transportation contract	October 31, 2022	24,668	23,755

Total assets		$47,833	$45,026

Liabilities
Hinds firm transportation contract	March 31, 2008	$450	$295
Murray firm transportation contracts	Various	8,262	7,932
Hot Spring firm transportation contract	October 31, 2022	10,880	10,470

Total liabilities		$19,592	$18,697

        For the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, for the year ended June 30, 2006, and for the period from July 1, 2006 through February 7, 2007, amortization of contract-based power sales rights and obligations of $2.6 million, $2.7 million, and $1.6 million, respectively, was recorded as a reduction of energy sales on the consolidated statements of operations. For the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, for the year ended June 30, 2006, and for the period from July 1, 2006 through February 7, 2007, amortization of contract-based natural gas transportation rights and obligations of $0.4 million, $0.5 million, and

$0.3 million, respectively, was recorded as an increase of gas transportation expenses on the consolidated statements of operations.

5. Long-Term Debt

        Long-term debt is summarized as follows as of June 30, 2006 and February 7, 2007 (in thousands of dollars):

	Interest Rate	Maturity	June 30, 2006	February 7, 2007
Tranche A	Variable	August 5, 2011	$320,938	$245,313
Tranche B	Variable	August 5, 2011	161,654	167,264

Total debt			482,592	412,577
Less: current portion			3,250	3,250

Total long-term debt			$479,342	$409,327

        In order to pay the purchase price due and payable in connection with the Southeast Portfolio acquisition, the Company entered into a credit agreement (the "Original Credit Agreement") with Credit Suisse First Boston ("CSFB") and issued a note to the Previous Owner (the Seller Note) for initial amounts of $325.0 million and $48.5 million, respectively. The Original Credit Agreement entered into on August 5, 2004, was comprised of two tranches of debt: Tranche A with an initial principal amount of $150.0 million and Tranche B with an initial principal amount of $175.0 million. On March 15, 2005, the Company, CSFB, administrative and collateral agent, and the Tranche A and B Lenders, as defined, entered into an amended and restated credit agreement (the "Credit Agreement"). The Credit Agreement provided $175.0 million of additional Tranche A funding designated for specific use, including prepayment of $33.4 million of the Tranche B balance and repayment of the Seller Note in full. Tranche A debt bears an interest rate of London Interbank Offered Rate ("LIBOR") plus 262.5 basis points and requires a 1% principal payment per year made in quarterly installments. Tranche B debt bears an interest rate of LIBOR plus 900 basis points, with LIBOR plus 325 basis points paid in cash and the balance paid-in-kind, such that this amount is added to the outstanding principal balance. No principal payments are required for Tranche B debt; as a result, the total amount of principal due at the end of the term for Tranche B debt, including the paid-in-kind amounts, will be $217.2 million. For the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, for the year ended June 30, 2006, and for the period from July 1, 2006 through February 7, 2007, the paid-in-kind amounts accreted to the principal balance were $10.9 million, $9.1 million, and $5.6 million, respectively. The Company's obligations and indebtedness under the Credit Agreement are secured by an interest in all of the assets and all of the membership interests of KGen LLC. The balance of the Seller Note was paid in full as of June 30, 2005. The Company recognized Seller Note related interest expense of $4.9 million for the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005.

        Upon completion of the refinancing, the Company wrote off $33.1 million of costs that were associated with extinguishment of the Original Credit Agreement.

        The remaining future minimum principal payments for the five fiscal years (years ended June 30) subsequent to February 7, 2007, and thereafter are as follows (in thousands of dollars):

2007	$1,625
2008	3,250
2009	3,250
2010	3,250
2011	453,133	(1)

Total	$464,508

    (1)
    Includes $75.6 million of additional principal balance that will be due based on paid-in-kind amounts accreted to the balance due, both under the Original Credit Agreement and the Credit Agreement.

        Under the terms of the Credit Agreement, in the event that the Company sells, leases, transfers, or otherwise disposes of assets as permitted under the terms of the Credit Agreement, with the exception of the permitted sale of any two simple cycle facilities and the New Albany facility, the net cash proceeds from such disposal will have to be applied as prepayments of the outstanding principal balance. For the period from July 1, 2006 through February 7, 2007, the Company has prepaid $74.0 million in connection with the net cash proceeds received from the sale of the Marshall facility (see Note 10).

        Under the terms of the Credit Agreement and related financing documents, the Company is obligated to prepay principal on the debt with Excess Cash Flow, as defined, if any, at the end of each fiscal year beginning June 30, 2006. The Credit Agreement and related financing documents contain various affirmative and negative covenants, including certain financial covenants, limit the Company's ability to make distributions to the Members, except as defined, and direct the use of available cash for operations, except as required for debt cash service.

        The debt outstanding under the Credit Agreement was prepaid in full on February 8, 2007.

6. Restricted Cash

        The Credit Agreement requires the Company to maintain six months of principal and interest payments reserve in cash. At June 30, 2006 and February 7, 2007, the restricted balance was $21.8 million and $22.5 million, respectively, related to this requirement (see Note 11).

        Additionally, the Company is required to reserve the estimate of annual major maintenance expenses. At February 7, 2007, the restricted balance, in accordance with this requirement, was nil.

7. Commitments

        The Murray I facility has a power purchase agreement ("GPC PPA") with GPC expiring May 31, 2012. Under the terms of the GPC PPA, the Company sells a unit contingent 550 to 680 MW of capacity and associated energy to GPC. The capacity price under the GPC PPA escalates annually. The monthly minimum commitment of 550 MW is recognized separately for summer and non-summer months as capacity revenue on a straight-line basis over the remaining term of the GPC PPA. Actual capacity revenue recognized for the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, for the year ended June 30, 2006, and for the period from July 1, 2006 through February 7, was based on a 630 MW designation, which was in excess of the monthly minimum commitment.

        The future minimum capacity sales payments (subject to the adjustments discussed below and based upon a capacity of 550 MW) to be recognized under the GPC PPA for the five fiscal years (years ended June 30) subsequent to February 7, 2007, and thereafter are as follows (in thousands of dollars):

2007	$13,224
2008	42,202
2009	43,046
2010	43,908
2011	44,785
Thereafter	37,586

Total	$224,751

        For the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, for the year ended June 30, 2006, and for the period from July 1, 2006 through February 7, the Company recognized $8.6 million, $48.6 million and $33.5 million, respectively, related to capacity sales on the GPC PPA. At June 30, 2006 and February 7, 2007, the Company recognized $2.8 million and $4.1 million in deferred charges which consisted of the difference between the monthly minimum commitment calculated on a straight line-basis over the remaining term of the GPC PPA and actual minimum capacity sales payments due under the GPC PPA.

        The price of the associated energy sale is calculated to approximate a pass-through of fuel and variable operations and maintenance costs. For the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, for the year ended June 30, 2006, and for the period from July 1, 2006 through February 7, 2007, the Company recognized $5.3 million, $72.0 million and $27.8 million, respectively, related to energy sales on the GPC PPA.

        The GPC PPA is subject to seasonal and monthly availability adjustments (positive or negative) if available capacity differs from a specified availability level. These adjustments are recognized as capacity sales revenue as associated capacity is provided.

        The amount receivable from the GPC PPA was $16.7 million and $3.6 million at June 30, 2006 and February 7, 2007, respectively.

        Under the GPC PPA, the Previous Owner, through a subsidiary, is required to post a performance guarantee for $120.0 million through May 2008, $100.0 million from June 2008 through May 2010, $80.0 million from June 2010 through May 2011, and $40.0 from June 2011 through May 2012. The Company will reimburse the Previous Owner for the actual costs of maintaining the letter of credit against this performance guarantee. If the Previous Owner subsidiary's credit rating is upgraded, it will not be required to maintain the letter of credit. In connection with the change of ownership (see Note 11), on February 8, 2007, the GPC PPA was amended to no longer require this support.

        Fortis is the commercial marketer for all of the Company's facilities and Duke Energy Generation Services ("DEGS") is the operations and maintenance provider for all the Company's facilities. The

Company compensates Fortis based on a percentage of gross margin not to be less than a minimum management fee.

        For the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, for the year ended June 30, 2006, and for the period from July 1, 2006 through February 7, the Company paid Fortis $13.2 million, and received from Fortis $39.3 million and $28.2 million, for energy management services, respectively, and paid DEGS $11.6 million, $19.6 million, and $11.5 million for operations and maintenance fees, respectively. The net receivable from Fortis was $5.3 million and $0.8 million at June 30, 2006 and February 7, 2007, respectively.

        The Company has a fuel supply agreement with Sequent Energy Management ("Sequent"), a subsidiary of AGL Resources, which supports the GPC PPA. This full requirements contract is for firm delivery of 85,106 decatherms per day (Dth/day) and expires May 31, 2008, with evergreen annual renewals absent notice from either party. Sequent retains a continuing first priority lien on and security interest in the Company's energy payment receivables from GPC, to the extent of fuel costs owed. The fuel pricing is based on a combination of related gas price indices and other components similar to the pricing in the GPC PPA. Sequent delivers natural gas to several pipeline receipt points from which the Company has long-term gas transportation contracts with East Tennessee Natural Gas Company for 168,000 Dth/day of firm capacity.

        The Company has long-term gas transportation contracts with Texas Eastern Transmission Corporation to deliver gas to the Hinds facility. The firm transport contract terminates in April 2008 and provides firm capacity of 80,000 Dth/day in the summer peak period and lesser amounts in the other parts of the year.

        The Company has long-term gas transportation contracts with a subsidiary of CenterPoint Energy, Inc. to deliver gas to the Hot Spring facility. The contracts provide firm capacity of 98,000 Dth/day in the summer peak period and 50,000 Dth/day in the other parts of the year.

        The Company has entered into long-term service agreements with General Electric International (GE) to provide maintenance services at the Hinds, Hot Spring, and Murray facilities. All maintenance costs paid to GE are expensed as incurred. The agreement terms vary based on the start date but end after the later of the second major inspection or attainment of specified aggregate factored hours or factored starts. Payments to GE are variable based on parts and work required, plant run time, or equivalent starts and stops.

        The Company has entered into standby letters of credit that support generation imbalances with the Southern Company. The Company entered into additional standby letters of credit that support obligations to Texas Eastern Transmission Company, GPC, Mississippi Power Company, and Tennessee Valley Authority. These letters of credit are backed with $5.0 million and $6.2 million of short-term investments as collateral at June 30, 2006 and February 7, 2007, respectively.

        The Company has entered into a standby letter of credit that supports the building office lease. This letter of credit is backed with $100,000 of cash and cash equivalents as collateral.

        The Company has a three-year operating lease for its executive office space expiring September 30, 2007. Rent expense under this lease for the period from August 5, 2004 (Date Operations Commenced) through June 30, 2005, for the year ended June 30, 2006, and for the period from July 1, 2006 through

February 7, 2007 was $150,000, $230,000, and $162,000, respectively. Remaining future minimum lease payments are $77,000 and $58,000 in the fiscal years ending June 30, 2007 and 2008, respectively.

        Additionally, the Company has entered into a two-year capital lease for office furniture and phones. Payments under this capital lease amounted to $114,000 for the year ended June 30, 2006. The leases were paid in full as of June 30, 2006.

8. Industrial Development Revenue Bonds

        Construction of the Hot Spring, Marshall, Murray, and Sandersville facilities was financed by various development authorities through the issuance of Industrial Development Revenue Bonds (the "Bonds"). Simultaneous with the Bonds' issuance, the facilities were leased by the development authority pursuant to either 20-year or 30-year lease agreements to the respective limited liability companies, subsequently acquired by the Company. As part of the bond agreements, the development authorities assigned the leases to the bond trustee to secure the Bonds in accordance with the terms of trust indentures. The lease payments are set exactly equal to the bond repayments and are the sole source of retirement for the Bonds. In connection with the Southeast Portfolio acquisition, the rights to the Bonds were transferred to the Company.

        The agreements executed in connection with the transfer of the Bonds permit the limited liability companies to make payments to the Company in the form of intercompany book entries without the actual transfer of cash. At June 30, 2006, $785.5 million of bonds remained outstanding related to the Hot Spring, Marshall, Sandersville, and Murray projects. At February 7, 2007 $775.4 million of bonds remained outstanding related to the Hot Spring, Sandersville, and Murray projects.

        Upon expiration of the lease term or earlier termination of the lease by returning the bond certificates to the issuers, the issuers are bound by the lease agreement to sell the real property back to the Company for a nominal amount.

        Under the terms of the Bonds and the related trust indentures and agreements, the Company has constructive ownership of the facilities, which are included in property, plant, and equipment in the accompanying consolidated financial statements. As the Company has the unilateral right to terminate the lease and trust indentures by repaying the Bonds to itself, the principal balance of the Bonds and the lease obligation have been presented net in the accompanying consolidated balance sheets. Additionally, the lease payments and the bond interest income have been presented net in the accompanying consolidated statements of operations.

9. Derivatives

        The Company accounts for derivative instruments in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138, and SFAS No. 149, ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The ongoing effects are dependent on future market conditions.

        The Company has entered into two interest rate option contracts ("Caps") for purposes of reducing exposure to unfavorable interest rate fluctuations as required by the Credit Agreement. The premium paid was $1.1 million and $0.5 million for the two contracts, respectively. These contracts are accounted for at fair value. The short-term portion of the Caps as of June 30, 2006 and February 7, 2007 was $1.9 million and $1.0 million, respectively, and is recorded in other current assets. The long-term portion of the Caps as of June 30, 2006 and February 7, 2007 was $0.4 million and nil, respectively, and is recorded in other noncurrent assets. The change in fair value of the contracts and all related amounts in connection with settlement are recorded in other income and expense. The Caps have notional amounts of $162.5 million and $150.0 million, respectively, and pay the Company if the LIBOR rate exceeds 4.5% and 5.5%, respectively. The Caps expire September 30, 2007.

10. Assets Held for Sale

        Assets held for sale and liabilities associated with assets held for sale at June 30, 2006 consist of the following (in thousands of dollars):

June 30, 2006
Spare parts inventory	$2,408
Property, plant and equipment	79,933
Other assets	253

Assets held for sale	82,594
Accounts payable and accrued liabilities	2,264
Other liabilities	81

Liabilities associated with assets held for sale	$2,345

        As of February 7, 2007, there were no assets held for sale or related liabilities remaining. On January 1, 2006, the Company determined that the assets held for sale criteria in SFAS No. 144 had been met for the simple cycle facilities (the Sandersville, Enterprise, Marshall, Southaven, and New Albany facilities). Accordingly, the assets are recorded at the lower of historical net book value or fair value less cost of disposal and are reflected as current assets held for sale as of June 30, 2006. The Company suspended related depreciation of these assets upon their classification as assets held for sale in January 2006.

        In connection with the change of ownership (see Note 11), the Company made the determination that it would not sell the Sandersville facility. Under SFAS No. 144, the impact of any required adjustment would be reflected in income from continuing operations at the date of the decision not to sell. Accordingly, for the period July 1, 2006 through February 7, 2007, the Company recognized $0.3 million of depreciation expense that would have been recognized as of June 30, 2006, had the decision not to sell been made prior to that date.

        On February 10, 2006, KGen Enterprise LLC, a wholly owned subsidiary of the Company, executed a purchase and sale agreement in connection with the sale of two of eight turbines on site at the Enterprise facility. The sales price of $14.9 million, net of selling expenses, resulted in a book gain of $9.9 million. The transaction closed on April 17, 2006. Additionally, on June 8, 2006, KGEN Southaven LLC, a wholly owned subsidiary of the Company, completed the sale of certain spare parts inventory, resulting in a gain of $1.4 million.

        At June 30, 2006, the Company recognized an impairment of $1.1 million related to the New Albany facility held for sale. The impairment loss has been included in other income and expense in the consolidated statements of operations.

        On August 21, 2006, KGen Enterprise LLC, a wholly owned subsidiary of the Company, executed a purchase and sale agreement in connection with the sale of two of the remaining six turbines on site at the Enterprise facility. The purchase price was $15.0 million, net of the applicable broker fee. The transaction closed on October 20, 2006. The sale resulted in a gain of $8.7 million.

        On September 13, 2006, KGen Southaven LLC, a wholly owned subsidiary of the Company, closed an asset sale for the majority of its assets. At that time, the Company also entered into an agreement to sell all of the member interests of KGen Southaven LLC. Proceeds from the sale of the assets amounted to $39.8 million. On December 27, 2006, the Company received an additional $3.0 million for the sale of the member interests. All remaining assets not transferred at the date of closing of the asset purchase were transferred upon the closing of the sales of the member interests. These transactions resulted in a $21.5 million gain.

        On September 13, 2006, KGen New Albany LLC, a wholly owned subsidiary of the Company, also closed an asset sale for the majority of its assets, and the Company entered into an agreement to sell all of the member interests of KGen New Albany LLC. The proceeds related to this asset sale amounted to $3.0 million. On December 27, 2006, the Company received an additional $1.0 million for the sale of the member interests. All remaining assets not transferred at the date of closing of the asset purchase were transferred upon the closing of the sales of the member interests. These transactions resulted in a $0.9 million loss.

        On October 18, 2006, KGen Marshall LLC, a wholly owned subsidiary of the Company, entered into a purchase and sale agreement to sell substantially all of the assets of KGen Marshall LLC. The purchase price was $75.0 million net of the applicable selling expenses. The transaction closed on December 20, 2006 and resulted in a $46.7 million gain.

        On November 10, 2006, KGen Enterprise LLC, a wholly owned subsidiary of the Company, entered into a purchase and sale agreement to sell the remaining four turbines on site at the Enterprise facility. The purchase price was $44.0 million. The transaction closed on December 6, 2006 and resulted in a $34.2 million gain.

11. Change of Ownership and Subsequent Events

        On October 26, 2006, the Company engaged an investment bank to examine the potential of raising equity in order to sell the outstanding Members' interest of the Company. In December 2006, a new entity, KGen Power Corporation (the "Corporation"), was formed to acquire the outstanding Members' interest in Partners and to acquire an ongoing interest in the entities holding the Hinds, Hot Spring, Murray, and Sandersville facilities using proceeds of the equity offering and the new debt issuance. A new entity KGen Holdco LLC ("KGen Holdco") was formed to hold an ongoing interest in the other remaining facilities. The ownership of KGen Holdco was retained by the Members.

        On December 28, 2006, the Membership Interest Purchase and Sale Agreement ("PSA") was entered into by the Corporation, KGen Holdco, and GKL Capital, L.P. The sales price was $801.3 million, subject to adjustment as described in the PSA. Under the terms of the PSA, the Corporation would acquire 100% of the outstanding Members' interest in Partners, all the outstanding amounts under the Credit Agreement would be prepaid from the sales price, and would close a new credit facility. GKL Capital, L.P. would contribute its Profit Sharing interest to the Corporation in a Section 351 of the Internal Revenue Code transaction. The PSA closing was contingent upon the successful completion of the equity offering, approval by the Federal Energy Regulatory Commission (FERC), the consent of Georgia Power, and the closing of the new credit facility.

        The offering of common stock of the Corporation was successfully completed on December 28, 2006. The proceeds from the offering were placed into an escrow account pending completion of the other conditions precedent.

        On February 8, 2007, all regulatory approvals and consents were obtained, the escrowed equity offering proceeds released, and the PSA closing occurred. Accordingly, as of that date the Company had a change of ownership and became a wholly-owned subsidiary of the Corporation.

        The acquisition of Partners by the Corporation constituted a change of control under the definitions of the Credit Agreement and related financing documents requiring prepayment of all related outstanding debt obligations. Concurrent with the PSA closing, Partners prepaid $416.8 million representing the remaining debt obligation under Tranches A and B.

        The Company provides asset management services to KMPAM Holdco LLC, formerly known as KGen Holdco LLC, with respect to certain assets that were held as part of the Company's business prior to the Corporation's acquisition of the Company in February 2007. KMPAM Holdco LLC is controlled by MatlinPatterson Global Advisers LLC.

        On February 8, 2007, KGen LLC entered into a credit agreement with Morgan Stanley & Co. Incorporated (the "New Credit Agreement") to provide term debt in the amount of $200.0 million on February 8, 2007. The term debt bears interest at an adjusted rate based on the London Interbank Offered Rate (LIBOR) plus 175 basis points, has a term of seven years, and requires a $2.0 million principal payment per year made in quarterly installments. KGen LLC's obligations and indebtedness under the New Credit Agreement are secured by a security interest in all of the assets and all of the membership interests of KGen LLC and its subsidiaries.

        KGen LLC also entered into a $80.0 million working capital facility for other liquidity needs and a $120.0 million synthetic letter of credit to support the collateral requirements at the project level. The working capital facility is priced at 200 basis points over LIBOR with a 50 basis point commitment fee for any unused portion and has a five-year term. KGen LLC pays a fee of 191 basis points on the outstanding amount of the synthetic letter of credit. The synthetic letter of credit facility has a seven-year term.

        The New Credit Agreement and related financing documents contain various affirmative and negative covenants, including financial covenants, limitations on KGen LLC's ability to pay dividends and restrictions on the use of available cash for operations, expect as required for debt service payments.

        On June 14, 2007, the Company executed an extension on the fuel supply agreement with Sequent that extends the term through May 31, 2012, the date on which the GPC PPA terminates. The terms of the extension are identical to those of the current fuel supply agreement.

        On August 8, 2007, the Company executed a new lease which includes the Company's current space of 10,800 square feet plus an additional 9,400 square feet.

        On June 6, 2007, the Company formed KGen Acquisition I LLC ("KGen Acq Co") for the purpose of holding future acquisitions.

        On June 18, 2007, KGen Acq Co signed a purchase and sale agreement with affiliates of Complete Energy Holdings, LLC ("CEH") to acquire 1,859 MW of capacity for $1.3 billion, plus working capital adjustments. The acquisition is comprised of two electric power generation plants, the La Paloma site in California and the Batesville site in Mississippi. On September 19, 2007, KGen Acq Co informed CEH that it was likely that it would not complete the CEH acquisition in accordance with the terms of the purchase and sale agreement. KGen Acq Co received a letter from CEH that asserts that KGen Acq Co is in breach of the purchase and sale agreement. In connection with these events, the Company recorded $50.0 million to reflect a reserve required against payment of amounts as a result of not completing the transaction.

        Event (unaudited) subsequent to date of independent registered public accounting firm's report—On October 12, 2007 the Company entered into a termination agreement and mutual release agreement with CEH and certain of its affiliates pursuant to which the Company made a $35.0 million payment to CEH in full settlement of its liabilities to CEH in connection with the termination of the purchase and sale agreement.

55,476,784 Shares
of
Common Stock

PROSPECTUS

                        , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        We will pay all expenses in connection with the registration and sale of the common shares by the selling stockholders. None of the expenses will be borne by the selling stockholders. The expenses of issuance and distribution are set forth below.

SEC Registration Fees		$28,102
FINRA Filing Fees		75,500
Listing application and listing fees		*
Registrar and transfer agent fees		*
Costs of printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law (the "DGCL") grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful. Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL.

        Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Amended and Restated Certificate of Incorporation of KGen Power Corporation provides for such limitations on liability.

        We currently maintain liability insurance for our directors and officers.

Item 15.    Recent Sales of Unregistered Securities

Issuance of Capital Stock.

        During the period from December 4, 2006 (Date of Inception) to June 30, 2007, we issued and sold 55,944,850 shares of common stock. The following shares were issued under a 144A Private Placement Memorandum:

Date of Sale	Title and Amount of Securities Sold	Name or Class of Purchaser of Securities	Consideration
December 28, 2006	47,418,512—Common Stock	Qualified Institutional Buyers and Offshore Parties	$663.9 million
December 28, 2006	1,301,413—Common Stock	Accredited Investors	$18.2 million
January 19, 2007	5,934,689—Common Stock	Qualified Institutional Buyers and Offshore Parties	$83.1 million
February 16, 2007	822,170—Common Stock	Accredited Investors	$10.7 million

        Friedman, Billings & Ramsey Co, Inc., or FBR, acted as initial purchaser and as placement agent in the foregoing sales of securities. For its role as initial purchaser and placement agent, FBR received an underwriter's discount and placement fee equal to seven percent of the aggregate consideration. All such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relating to sales by an issuer not involving any public offering or the rules and regulations thereunder.

        Subsequent to the private placement, the following shares were also issued in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relating to sales by an issuer not involving any public offering or the rules and regulations thereunder:

Date of Issuance	Title and Amount of Securities Sold	Name or Class of Purchaser of Securities	Consideration
February 8, 2007	308,000—Common Stock	Officer(1)	Member Interests in KGen Partners LLC valued at $4.0 million
February 16, 2007	157,000—Common Stock	Management and Consultants	$2.0 million cash
June 5, 2007	3,066—Common Stock	Non-employee Directors	Directors fees valued at $50,000
October 31, 2007	5,839—Common Stock	Non-employee Directors	Directors fees valued at $116,576

(1)
Shares acquired by GKL Capital LP, an entity controlled by Gerald K. Lindner, the Chairman and Chief Executive Officer of the Company.

        The aggregate cash proceeds to the Company for the securities issued and sold were approximately $777.9 million. Underwriting fees and other offering costs were approximately $53.8 million, resulting in net proceeds to the Company of $724.1 million, excluding $3.4 million of interest income earned from escrow.

Grants of Stock Options

        Additionally, we have granted to our employees, including executive officers, options to purchase 2,435,284 shares of our common stock at exercise prices ranging from $14.00 per share to $18.20 per share. All such issuances were made in reliance on Rule 701 as promulgated under the Securities Act relating to issuances of securities under compensatory plans.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
3.1*	Certificate of Incorporation of KGen Power Corporation, dated as of December 4, 2006
3.2*	Bylaws of KGen Power Corporation
4.1*	Registration Rights Agreement by and between KGen Power Corporation and Friedman, Billings, Ramsey & Co., Inc., dated as of December 28, 2006
5.1*	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered
10.1*(1)	Membership Interest Purchase and Sale Agreement by and among KGen Power Corporation, KGen Holdco LLC and GKL Capital, L.P., dated as of December 28, 2006
10.2*(1)	Amendment to Membership Interest Purchase and Sale Agreement by and among KGen Power Corporation, KGen Holdco LLC and GKL Capital, L.P., dated as of February 7, 2007
10.3*
First Lien Credit and Guaranty Agreement by and between KGen LLC, as borrower, Certain Subsidiaries of KGen LLC, as guarantors, the Lenders Party Thereto From Time to Time, Morgan Stanley & Co. Incorporated, as sole lead arranger, sole bookrunner and syndication agent, Morgan Stanley Senior Funding, Inc., as administrative agent, Union Bank of California, N.A., as collateral agent, working capital LC bank and synthetic LC bank, and GE VFS Financing Holdings, Inc. and Union Bank Of California, N.A., as co-documentation agents, dated as of February 8, 2007
10.4*(1)	Contract for the Purchase of Firm Capacity and Energy by and between Georgia Power Company and Duke Energy Southeast Marketing, LLC, dated as of June 3, 2002
10.5*
Consent and Amendment to the Contract for the Purchase of Firm Capacity and Energy by and between Georgia Power Company, Duke Energy Marketing America, LLC, Duke Capital LLC and Duke Energy Murray, LLC, dated July 16, 2004
10.6*	Assignment and Assumption Agreement by and between Duke Energy Marketing America LLC, as Assignor, to KGen Murray I and II LLC, as Assignee, dated as of August 5, 2004
10.7*	Consent and Amendment to the Contract for the Purchase of Firm Capacity and Energy by and between Georgia Power Company and KGen Murray I and II LLC, dated January 4, 2007
10.8*(1)	Letter Agreement regarding fuel supply by and between Sequent Energy Management, L.P., as seller, and KGen Murray I and II LLC, as buyer, dated as of September 28, 2004

10.9*	Letter Agreement regarding Extension of Gas Agreement at Murray Power Generation Facility Unit No. 1 by and between Sequent Energy Management, L.P. and KGen Murray I and II LLC, dated June 14, 2007
10.10*(1)	Operation and Maintenance Agreement by and between KGen Murray I and II LLC, as owner, and Duke Energy Murray Operating, LLC, as operator, dated as of August 5, 2004
10.11*	First Amendment to Operation and Maintenance Agreement by and between KGen Murray I and II LLC and Duke Energy Murray Operating, LLC, dated as of February 8, 2007
10.12*
Letter Agreement amending the Operation and Maintenance Agreement dated August 5, 2004 by and between Duke Energy Murray Generating Services O&M LLC and KGen Murray I and II LLC, dated as of July 21, 2006
10.13*(1)
Operation and Maintenance Agreement by and between KGen Hinds LLC, as owner, and Duke Energy Murray Generating Services O&M LLC (formerly known as Cinergy Solutions O&M LLC), as operator, dated as of September 13, 2004
10.14*(1)
Operation and Maintenance Agreement by and between KGen Hot Spring LLC, as owner, and Duke Energy Murray Generating Services O&M LLC (formerly known as Cinergy Solutions O&M LLC), as operator, dated as of September 13, 2004
10.15*	Letter Agreement amending the Operation and Maintenance Agreements by and between the KGen project companies and Duke Energy Murray Generating Services O&M LLC, dated as of July 21, 2006
10.16*(1)	Energy Management Agreement by and between KGen Murray I and II LLC, as owner, and The Cincinnati Gas & Electric Company, as energy manager, dated August 17, 2004
10.17*
Letter Agreement by and between Duke Energy Ohio, Inc. and KGen Murray I and II LLC, consenting to assignment from Duke Energy Ohio, Inc. (formerly known as The Cincinnati Gas & Electric Company) to Fortis Energy Marketing & Trading GP (formerly Cinergy Marketing & Trading, LP), dated December 4, 2006
10.18*(1)
Amendment to Energy Management Agreement by and between KGen Murray I and II LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated July 25, 2007
10.19*(1)
Second Amendment to Energy Management Agreement by and between KGen Murray I and II LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated November 1, 2007
10.20*(1)	Energy Management Agreement by and between KGen Hinds LLC, as owner, and The Cincinnati Gas & Electric Company, as energy manager, dated August 17, 2004
10.21*
Letter Agreement by and between Duke Energy Ohio, Inc. and KGen Hinds LLC, consenting to assignment from Duke Energy Ohio, Inc. (formerly known as The Cincinnati Gas & Electric Company) to Fortis Energy Marketing & Trading GP (formerly Cinergy Marketing & Trading, LP), dated December 4, 2006
10.22*(1)	Amendment to Energy Management Agreement by and between KGen Hinds LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated July 25, 2007

10.23*(1)
Second Amendment to Energy Management Agreement by and between KGen Hinds LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated November 1, 2007
10.24*(1)	Energy Management Agreement by and between KGen Hot Spring LLC, as owner, and The Cincinnati Gas & Electric Company, as energy manager, dated August 17, 2004
10.25*
Letter Agreement by and between Duke Energy Ohio, Inc. and KGen Hot Spring LLC, consenting to assignment from Duke Energy Ohio, Inc. (formerly known as The Cincinnati Gas & Electric Company) to Fortis Energy Marketing & Trading GP (formerly Cinergy Marketing & Trading, LP), dated December 4, 2006
10.26*(1)
Amendment to Energy Management Agreement by and between KGen Hot Spring LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated July 25, 2007
10.27*(1)
Second Amendment to Energy Management Agreement by and between KGen Hot Spring LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated November 1, 2007
10.28*(1)	Gas Transportation Agreement No. 410018 by and between East Tennessee Natural Gas Company and Duke Energy Murray, LLC, dated January 30, 2001
10.29*(1)	Gas Transportation Agreement No. 410057 by and between East Tennessee Natural Gas Company and Duke Energy Murray, LLC, dated November 1, 2001
10.30*(1)
Letter Agreement regarding Firm Transportation Discount to Duke Energy Murray, LLC—Contract No. 410057 by and between Duke Energy Murray, LLC and East Tennessee Natural Gas Company, dated December 1, 2001
10.31*(1)	Gas Transportation Agreement No. 410098 by and between East Tennessee Natural Gas Company and Duke Energy Murray, LLC, dated December 17, 2002
10.32*(1)	Letter Agreement regarding Negotiated Rate For Firm Transportation Service Contract No. 410098 by and between East Tennessee Natural Gas Company and Duke Energy Murray, LLC, dated September 29, 2003
10.33*(1)	Gas Transportation Agreement No. 830103 by and between East Tennessee Natural Gas Company and Duke Energy Hinds, LLC, dated June 30, 2000
10.34*(1)	Letter Agreement regarding Rate Schedule FT-1 Service Agreement No. 830103 by and between Texas Eastern Transmission Corporation and Duke Energy Hinds, LLC, dated June 30, 2000
10.35*(1)	Transportation Service Agreement No. 1002755 by and between Reliant Energy Gas Transmission Company and Duke Energy Hot Spring, LLC, dated August 15, 2001
10.36*(1)	Transportation Service Agreement No. 1002908 by and between Reliant Energy Gas Transmission Company and Duke Energy Hot Spring, LLC, dated August 15, 2001
10.37*	Ground Lease by and between the City of Dalton and Duke Energy Murray, LLC, dated December 6, 2000
10.38*	Employment Agreement by and between KGen Power Corporation and Gerald K. Lindner, dated as of February 8, 2007

10.39*	Employment Agreement by and between KGen Power Corporation and Donald E. Boyd, dated as of February 8, 2007
10.40*	Employment Agreement by and between KGen Power Corporation and James H. Sweeney III, dated as of February 8, 2007
10.41*	Employment Agreement by and between KGen Power Corporation and Richard A. McLean, dated as of February 8, 2007
10.42*	Employment Agreement by and between KGen Power Corporation and William R. Marlow, dated as of February 8, 2007
10.43*	KGen Power Corporation 2006 Equity Incentive Plan
21.1*	Subsidiaries of Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to KGen Power Corporation
23.3*	Consent of Milbank, Tweed, Hadley & McCloy LLP (contained in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature page to this registration statement)

*
To be filed by amendment.
(1)
Portions of this exhibit are or will be omitted pursuant to a request for confidential treatment to be submitted to the SEC under separate cover.

(b)
Financial Statement Schedules

Schedule I—Condensed Financial Information of Registrant—KGen Power Corporation

Condensed Balance Sheet

(in thousands)

	December 4, 2006	June 30, 2007
Assets
Current assets:
Cash and cash equivalents	$—	$83,342
Prepaid expenses	—	100
Total current assets	—	3,522
Other noncurrent assets	—	770
Investment in subsidiaries	—	625,298

Total assets	—	713,033

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued liabilities	—	1,291
Total current liabilities	—	1,291
Stockholders' equity:
Common stock (par value $.01; 150,000 shares authorized; 55,945 shares issued and outstanding at June 30, 2007)	—	559
Additional paid in capital	—	730,219
Accumulated deficit	—	(19,037)

Total stockholders' equity	—	711,741

Total liabilities and stockholders' equity	—	713,033

See accompanying notes to condensed financial statements

Condensed Statement of Operations

(in thousands)

From December 4, 2006 (Date of Inception) to June 30, 2007
Revenues	—
Operating expenses:
Selling, general, and administrative	4,537
Insurance	443

Total operating expenses	4,979
Operating loss	(4,979)
Other expenses	(62)
Net loss before taxes and equity losses in subsidiaries	(5,041)
Income tax benefit	1,207

Net loss before equity losses in subsidiaries	(3,834)
Equity losses in subsidiaries	(15,203)

Net loss	(19,037)

See accompanying notes to condensed financial statements

Condensed Statement of Cash Flows

(in thousands)

From December 4, 2006 (Date of Inception) to June 30, 2007
Net cash used in operating activities	(4,788)
Cash flows from investing activities
Purchase of and Investment in subsidiaries	(636,921)
Net cash used in investing activities	(636,921)
Cash flows from financing activity
Net proceeds from sale of common stock	725,051

Net cash provided by financing activity	725,051
Increase in cash and cash equivalents	83,342
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$83,342

See accompanying notes to condensed financial statements

Notes to Condensed Financial Statements

Basis of Presentation

        In the parent-company-only condensed financial statements, KGen Power Corporation ("KPC") investment in subsidiaries is stated at cost less equity in undistributed losses of the subsidiaries since the date of acquisition. KPC's share of net loss of its unconsolidated subsidiaries is included in condensed statement of operations using the equity method. Investments include due from affiliates of $3.5 million. The parent-company-only condensed financial statements should be read in conjunction with the KPC Consolidated Financial Statements.

Cash Dividends

        KPC has not paid cash dividends to its stockholders. Restrictions with regard to KPC's subsidiaries' ability to pay cash dividends are disclosed in Note 6 of the Notes to the Consolidated Financial Statements.

Subsequent Event

        As disclosed in Note 14 of the Notes to the Consolidated Financial Statements, KPC is subjected to a termination fee associated with the acquisition.

Item 17.    Undertakings

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on this 9th day of November, 2007.

KGEN POWER CORPORATION
By:	/s/ GERALD LINDNER
Name: Gerald Lindner Title: Chief Executive Officer and Chairman

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald Lindner and Richard McLean, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, to sign, execute and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), for us and in our names in the capacities indicated below, this registration statement on Form S-1 (including all amendments thereto) with all exhibits and any and all documents required to be filed with respect thereto, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and to perform each and every act and thing necessary or desirable to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed on by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ GERALD LINDNER Gerald Lindner	Chief Executive Officer and Chairman (Principal Executive Officer)	November 9, 2007
/s/ RICHARD MCLEAN Richard McLean	Chief Financial Officer (Principal Financial and Accounting Officer)	November 9, 2007
/s/ WILLIAM GREALIS William Grealis	Director	November 9, 2007
/s/ W. HARRISON WELLFORD W. Harrison Wellford	Director	November 9, 2007
/s/ RAMON BETOLAZA Ramon Betolaza	Director	November 9, 2007
/s/ JOSEPH PIAZZA Joseph Piazza	Director	November 9, 2007

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Certificate of Incorporation of KGen Power Corporation, dated as of December 4, 2006
3.2*	Bylaws of KGen Power Corporation
4.1*	Registration Rights Agreement by and between KGen Power Corporation and Friedman, Billings, Ramsey & Co., Inc., dated as of December 28, 2006
5.1*	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered
10.1*(1)	Membership Interest Purchase and Sale Agreement by and among KGen Power Corporation, KGen Holdco LLC and GKL Capital, L.P., dated as of December 28, 2006
10.2*(1)	Amendment to Membership Interest Purchase and Sale Agreement by and among KGen Power Corporation, KGen Holdco LLC and GKL Capital, L.P., dated as of February 7, 2007
10.3*
First Lien Credit and Guaranty Agreement by and between KGen LLC, as borrower, Certain Subsidiaries of KGen LLC, as guarantors, the Lenders Party Thereto From Time to Time, Morgan Stanley & Co. Incorporated, as sole lead arranger, sole bookrunner and syndication agent, Morgan Stanley Senior Funding, Inc., as administrative agent, Union Bank of California, N.A., as collateral agent, working capital LC bank and synthetic LC bank, and GE VFS Financing Holdings, Inc. and Union Bank Of California, N.A., as co-documentation agents, dated as of February 8, 2007
10.4*(1)	Contract for the Purchase of Firm Capacity and Energy by and between Georgia Power Company and Duke Energy Southeast Marketing, LLC, dated as of June 3, 2002
10.5*
Consent and Amendment to the Contract for the Purchase of Firm Capacity and Energy by and between Georgia Power Company, Duke Energy Marketing America, LLC, Duke Capital LLC and Duke Energy Murray, LLC, dated July 16, 2004
10.6*	Assignment and Assumption Agreement by and between Duke Energy Marketing America LLC, as Assignor, to KGen Murray I and II LLC, as Assignee, dated as of August 5, 2004
10.7*	Consent and Amendment to the Contract for the Purchase of Firm Capacity and Energy by and between Georgia Power Company and KGen Murray I and II LLC, dated January 4, 2007
10.8*(1)	Letter Agreement regarding fuel supply by and between Sequent Energy Management, L.P., as seller, and KGen Murray I and II LLC, as buyer, dated as of September 28, 2004

10.9*	Letter Agreement regarding Extension of Gas Agreement at Murray Power Generation Facility Unit No. 1 by and between Sequent Energy Management, L.P. and KGen Murray I and II LLC, dated June 14, 2007
10.10*(1)	Operation and Maintenance Agreement by and between KGen Murray I and II LLC, as owner, and Duke Energy Murray Operating, LLC, as operator, dated as of August 5, 2004
10.11*	First Amendment to Operation and Maintenance Agreement by and between KGen Murray I and II LLC and Duke Energy Murray Operating, LLC, dated as of February 8, 2007
10.12*
Letter Agreement amending the Operation and Maintenance Agreement dated August 5, 2004 by and between Duke Energy Murray Generating Services O&M LLC and KGen Murray I and II LLC, dated as of July 21, 2006
10.13*(1)
Operation and Maintenance Agreement by and between KGen Hinds LLC, as owner, and Duke Energy Murray Generating Services O&M LLC (formerly known as Cinergy Solutions O&M LLC), as operator, dated as of September 13, 2004
10.14*(1)
Operation and Maintenance Agreement by and between KGen Hot Spring LLC, as owner, and Duke Energy Murray Generating Services O&M LLC (formerly known as Cinergy Solutions O&M LLC), as operator, dated as of September 13, 2004
10.15*	Letter Agreement amending the Operation and Maintenance Agreements by and between the KGen project companies and Duke Energy Murray Generating Services O&M LLC, dated as of July 21, 2006
10.16*(1)	Energy Management Agreement by and between KGen Murray I and II LLC, as owner, and The Cincinnati Gas & Electric Company, as energy manager, dated August 17, 2004
10.17*
Letter Agreement by and between Duke Energy Ohio, Inc. and KGen Murray I and II LLC, consenting to assignment from Duke Energy Ohio, Inc. (formerly known as The Cincinnati Gas & Electric Company) to Fortis Energy Marketing & Trading GP (formerly Cinergy Marketing & Trading, LP), dated December 4, 2006
10.18*(1)
Amendment to Energy Management Agreement by and between KGen Murray I and II LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated July 25, 2007
10.19*(1)
Second Amendment to Energy Management Agreement by and between KGen Murray I and II LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated November 1, 2007
10.20*(1)	Energy Management Agreement by and between KGen Hinds LLC, as owner, and The Cincinnati Gas & Electric Company, as energy manager, dated August 17, 2004
10.21*
Letter Agreement by and between Duke Energy Ohio, Inc. and KGen Hinds LLC, consenting to assignment from Duke Energy Ohio, Inc. (formerly known as The Cincinnati Gas & Electric Company) to Fortis Energy Marketing & Trading GP (formerly Cinergy Marketing & Trading, LP), dated December 4, 2006
10.22*(1)	Amendment to Energy Management Agreement by and between KGen Hinds LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated July 25, 2007
10.23*(1)
Second Amendment to Energy Management Agreement by and between KGen Hinds LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated November 1, 2007

10.24*(1)	Energy Management Agreement by and between KGen Hot Spring LLC, as owner, and The Cincinnati Gas & Electric Company, as energy manager, dated August 17, 2004
10.25*
Letter Agreement by and between Duke Energy Ohio, Inc. and KGen Hot Spring LLC, consenting to assignment from Duke Energy Ohio, Inc. (formerly known as The Cincinnati Gas & Electric Company) to Fortis Energy Marketing & Trading GP (formerly Cinergy Marketing & Trading, LP), dated December 4, 2006
10.26*(1)
Amendment to Energy Management Agreement by and between KGen Hot Spring LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated July 25, 2007
10.27*(1)
Second Amendment to Energy Management Agreement by and between KGen Hot Spring LLC and Fortis Energy Marketing & Grading GP, successor in interest to The Cincinnati Gas & Electric Company, dated November 1, 2007
10.28*(1)	Gas Transportation Agreement No. 410018 by and between East Tennessee Natural Gas Company and Duke Energy Murray, LLC, dated January 30, 2001
10.29*(1)	Gas Transportation Agreement No. 410057 by and between East Tennessee Natural Gas Company and Duke Energy Murray, LLC, dated November 1, 2001
10.30*(1)
Letter Agreement regarding Firm Transportation Discount to Duke Energy Murray, LLC—Contract No. 410057 by and between Duke Energy Murray, LLC and East Tennessee Natural Gas Company, dated December 1, 2001
10.31*(1)	Gas Transportation Agreement No. 410098 by and between East Tennessee Natural Gas Company and Duke Energy Murray, LLC, dated December 17, 2002
10.32*(1)	Letter Agreement regarding Negotiated Rate For Firm Transportation Service Contract No. 410098 by and between East Tennessee Natural Gas Company and Duke Energy Murray, LLC, dated September 29, 2003
10.33*(1)	Gas Transportation Agreement No. 830103 by and between East Tennessee Natural Gas Company and Duke Energy Hinds, LLC, dated June 30, 2000
10.34*(1)	Letter Agreement regarding Rate Schedule FT-1 Service Agreement No. 830103 by and between Texas Eastern Transmission Corporation and Duke Energy Hinds, LLC, dated June 30, 2000
10.35*(1)	Transportation Service Agreement No. 1002755 by and between Reliant Energy Gas Transmission Company and Duke Energy Hot Spring, LLC, dated August 15, 2001
10.36*(1)	Transportation Service Agreement No. 1002908 by and between Reliant Energy Gas Transmission Company and Duke Energy Hot Spring, LLC, dated August 15, 2001
10.37*	Ground Lease by and between the City of Dalton and Duke Energy Murray, LLC, dated December 6, 2000
10.38*	Employment Agreement by and between KGen Power Corporation and Gerald K. Lindner, dated as of February 8, 2007
10.39*	Employment Agreement by and between KGen Power Corporation and Donald E. Boyd, dated as of February 8, 2007
10.40*	Employment Agreement by and between KGen Power Corporation and James H. Sweeney III, dated as of February 8, 2007
10.41*	Employment Agreement by and between KGen Power Corporation and Richard A. McLean, dated as of February 8, 2007

10.42*	Employment Agreement by and between KGen Power Corporation and William R. Marlow, dated as of February 8, 2007
10.43*	KGen Power Corporation 2006 Equity Incentive Plan
21.1*	Subsidiaries of Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to KGen Power Corporation
23.3*	Consent of Milbank, Tweed, Hadley & McCloy LLP (contained in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature page to this registration statement)

*
To be filed by amendment.

(1)
Portions of this exhibit are or will be omitted pursuant to a request for confidential treatment to be submitted to the SEC under separate cover.